                                            Registration Statement No. 333-43549
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                Amendment No. 2

                                       to
                                    Form S-4
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                       EXTENDICARE HEALTH SERVICES, INC.
             (Exact name of Registrant as specified in its charter)

          DELAWARE                          8051                         98-0066268
(State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
     of incorporation or        Classification Code Number)         Identification No.)
       organization)

                            105 WEST MICHIGAN STREET
                           MILWAUKEE, WISCONSIN 53203
                                 (414) 271-9696
    (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)
                      SEE TABLE OF ADDITIONAL REGISTRANTS
                      ------------------------------------
    CT CORPORATION SYSTEM, 1633 BROADWAY, NEW YORK, NY 10019 (212) 664-1666 (Name, address, including zip code and telephone number, including area code, of agent for service)

                                    COPY TO:
                             CHRISTOPHER W. MORGAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                         ROYAL BANK PLAZA, NORTH TOWER
                           200 BAY STREET, SUITE 1820
                        TORONTO, ONTARIO, CANADA M5J 2J4
                                 (416) 777-4700
                      ------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]
                      ------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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                        TABLE OF ADDITIONAL REGISTRANTS

                                                    STATE OR OTHER    PRIMARY STANDARD
                                                   JURISDICTION OR       INDUSTRIAL      I.R.S. EMPLOYER
                                                   INCORPORATION OR    CLASSIFICATION    IDENTIFICATION
                      NAME                           ORGANIZATION       CODE NUMBER          NUMBER
                      ----                         ----------------   ----------------   ---------------
Adult Services Unlimited, Inc...................   Pennsylvania             8051           23-2284465
Alternacare Plus Enterprises, Inc...............   Ohio                     8051           31-1204113
Arbor Health Care Company.......................   Delaware                 8051           34-1469604
Arbors East, Inc................................   Ohio                     8051           34-1677616
Arbors at Ft. Wayne, Inc........................   Indiana                  8051           31-1330028
Arbors at Toledo, Inc...........................   Ohio                     8051           34-1645103
Bay Geriatric Pharmacy, Inc.....................   Florida                  8051           59-1195042
Coventry Care, Inc..............................   Pennsylvania             8051           25-1212961
Edgewood Nursing Center, Inc....................   Pennsylvania             8051           25-1203766
Elder Crest, Inc................................   Pennsylvania             8051           25-1115979
Extendicare Great Trail, Inc....................   Delaware                 8051           39-1893202
Extendicare Health Facilities, Inc..............   Wisconsin                8051           39-1045271
Extendicare Health Facility Holdings, Inc.......   Delaware                 8051           39-1441286
Extendicare Homes, Inc..........................   Delaware                 8051           39-1441287
Extendicare of Indiana, Inc.....................   Delaware                 8051           39-1792004
Fir Lane Terrace Convalescent Center, Inc.......   Washington               8051           91-1085334
Haven Crest, Inc................................   Pennsylvania             8051           25-1102724
Health Poconos, Inc.............................   Pennsylvania             8051           23-2651850
Home Care Pharmacy, Inc. of Florida.............   Florida                  8051           59-2758082
Marshall Properties, Inc........................   Ohio                     8051           38-2583847
Meadow Crest, Inc...............................   Pennsylvania             8051           25-1412967
Northern Health Facilities, Inc.................   Delaware                 8051           39-1406172
Oak Hill Home of Rest and Care, Inc.............   Pennsylvania             8051           25-1181655
Poly-Stat Computer Applications, Inc............   Ohio                     8051           31-1316190
Poly-Stat Supply Corporation....................   Ohio                     8051           31-1141419
Q.D. Pharmacy, Inc..............................   Michigan                 8051           38-2420417
The Druggist, Inc...............................   Ohio                     8051           31-0959044
The Progressive Step Corporation................   Wisconsin                8051           39-1878099
United Professional Companies, Inc..............   Delaware                 8051           39-1104974
United Professional Services, Inc...............   Wisconsin                8051           39-1325589
United Rehabilitation Services, Inc.............   Wisconsin                8051           39-1783897

     The address, including zip code and telephone number, including area code, of each of the above Registrant's principal executive offices is: 105 West Michigan Street, Milwaukee, Wisconsin 53203, (414) 271-9696.

PROSPECTUS

                                  $200,000,000
                                   OFFER FOR
            ALL OUTSTANDING 9.35% SENIOR SUBORDINATED NOTES DUE 2007
                                IN EXCHANGE FOR
                    9.35% SENIOR SUBORDINATED NOTES DUE 2007
    WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                                       OF

                                      LOGO
                            ------------------------

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                     ON            , 1998 UNLESS EXTENDED.
                            ------------------------
    Extendicare Health Services, Inc., a Delaware corporation (the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange an aggregate principal amount of up to $200,000,000 of 9.35% Senior Subordinated Notes Due 2007 (the "Exchange Notes") of the Company, which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for a like principal amount of 9.35% Senior Subordinated Notes Due 2007 (the "Outstanding Notes" and, with the Exchange Notes, the "Notes") of the Company with the holders (the "Holders") thereof.
    The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except that, if the Exchange Offer is not consummated or a shelf registration statement is not declared effective on or prior to April 16, 1998, the per annum interest rate of the Outstanding Notes will increase by 0.5% per annum for the first 90 days following such date and will increase by an additional 0.5% per annum beginning at each subsequent 90-day period until the Exchange Offer is consummated; provided, however, that in no event will the interest rate borne by the Outstanding Notes be increased by more than 1.5% per annum. The Exchange Notes are offered hereunder in order to satisfy certain obligations of the Company under the Purchase Agreement dated as of November 25, 1997 (the "Purchase Agreement") among the Company, the existing Guarantors (as defined below) and the initial purchasers of the Outstanding Notes (the "Initial Purchasers") and the Registration Rights Agreement dated December 2, 1997 (the "Registration Rights Agreement") among the Company, the existing Guarantors and the Initial Purchasers. The Exchange Notes evidence the same debt as the Outstanding Notes and are issued under and are entitled to the same benefits under the Indenture (as defined herein) as the Outstanding Notes. In addition, the Exchange Notes and the Outstanding Notes are treated as one series of securities under the Indenture.
    The net proceeds from the offering of the Outstanding Notes, together with a portion of the net proceeds of the financing described in the New Credit Facilities (as defined herein), were used by the Company to fund the acquisition (the "Acquisition") of all of the issued and outstanding common stock of Arbor Health Care Company ("Arbor") by AHC Acquisition Corp., a wholly owned subsidiary of the Company ("AHC Acquisition"). On October 3, 1997, Extendicare Inc., the Company's indirect parent ("Extendicare"), and AHC Acquisition commenced a tender offer (the "Tender Offer") for such stock. On November 25, 1997, over 99% of the issued and outstanding common stock of Arbor was tendered pursuant to the Tender Offer. See "The Acquisition" and "Description of Other Indebtedness -- New Credit Facilities." On November 26, 1997, the Company effected a merger of AHC Acquisition with and into Arbor.
    The Notes mature on December 15, 2007, unless previously redeemed. Interest on the Notes is payable semiannually on June 15 and December 15, commencing June 15, 1998. The Notes are redeemable at the option of the Company, in whole or in part, on or after December 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the redemption date. In addition, at any time on or prior to December 15, 2000, the Company may redeem up to 35% of the sum of (i) the initial aggregate principal amount of the Notes and (ii) the initial aggregate principal amount of any Additional Notes (as defined herein) with the net proceeds of one or more Equity Offerings (as defined herein) at a redemption price equal to 109.35% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the sum of (i) the initial aggregate principal amount of the Notes and
(ii) the initial aggregate principal amount of the Additional Notes remains outstanding after such redemption. Upon a Change of Control (as defined herein), the Company will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of repurchase. There can be no assurance that the Company will have sufficient financial resources to effect such a repurchase. In addition, the Company's New Credit Agreement (as defined herein) could prevent the Company from repurchasing the Notes and Additional Notes, if any, which would constitute an Event of Default under the Indenture and would, in turn, constitute a default under the New Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders (as defined herein) of Notes and Additional Notes. Although the existence of a Holder's right to require the Company to repurchase the Notes and Additional Notes, if any, in respect of a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control, the provisions of the Indenture relating to a Change of Control in and of themselves may not afford Holders of the Notes and Additional Notes, if any, protection in the event of a highly leveraged transaction, reorganization, recapitalization, restructuring, merger or similar transaction is not the type of transaction included within the definition of a Change of Control. See "Description of the Notes -- Repurchase at the Option of Holders -- Change of Control."

                                                   (continued on following page)

SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
        THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is April    , 1998.

     The Notes are unsecured senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, including indebtedness under its New Credit Facilities (as defined herein). The Notes rank pari passu with all existing and future senior subordinated indebtedness of the Company and rank senior to all other existing and future subordinated indebtedness of the Company. The Notes are fully and unconditionally guaranteed on a joint and several, unsecured, senior subordinated basis (the "Note Guarantees") by all existing and future United States Restricted Subsidiaries of the Company (collectively, the "Guarantors"). The Notes are also effectively subordinated to all existing and future Senior Indebtedness of the Guarantors. At December 31, 1997, the aggregate amount of indebtedness (excluding intercompany indebtedness) that effectively ranked senior to the Notes and the Note Guarantees was $513.7 million, and the Company had additional availability of $108.2 million (net of letters of credit) for borrowings under the New Credit Facilities, all of which would be Senior Indebtedness, if borrowed.


     The Exchange Notes will be issued in the form of a global note (the "Global Note"), which will be deposited with, or on behalf of, the Depository (as defined herein) and registered in the name of the Depository or its nominee. Except as set forth herein, owners of beneficial interests in the Global Note will not be entitled to have the Exchange Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Exchange Notes in definitive form and will not be considered to be the owners or holders of any Exchange Notes under the Global Note. Payment of principal of and interest on Exchange Notes represented by the Global Note registered in the name of and held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Note. See "Description of the Notes -- Book Entry, Delivery and Form."

     The Company is making the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the "Commission") as set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Based upon these interpretations by the staff of the Commission, the Company believes that Exchange Notes issued pursuant to this Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by a holder thereof, other than (i) a broker-dealer who purchased such Outstanding Notes directly from the Company for resale pursuant to Rule 144A or other available exemptions under the Securities Act of 1933, as amended (the "Securities Act") or (ii) a person that is an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Holders of Outstanding Notes accepting the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission as set forth in these no-action letters and would have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. A secondary resale transaction in the United States by a holder who is using the Exchange Offer to participate in the distribution of Exchange Notes must be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

     Each broker-dealer (other than an "affiliate" of the Company) that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Outstanding Notes as a result of market-making activities or other trading activities and will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act even though it may be deemed to be an underwriter for purposes of such Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period (the "Exchange Offer

Registration Period") the longer of (A) the period until consummation of the Exchange Offer and (B) two years after the effectiveness of the Registration Statement (as defined herein) (unless, in the case of (B), all resales of Exchange Notes covered by the Registration Statement have been made), the Company will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale; provided, however, that the Company shall not be required to maintain the effectiveness of the Registration Statement for more than 60 days following the consummation of the Exchange Offer unless the Company has been notified in writing on or prior to the 60th day following the consummation of the Exchange Offer by one or more broker-dealers that such holder has received Exchange Notes as to which it will be required to deliver this Prospectus upon resale. See "Plan of Distribution". Any broker-dealer who is an affiliate of the Company may not rely on such no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions. See "The Exchange Offer".

     There is currently no market for the Exchange Notes. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Exchange Notes, they are not obligated to do so, and any such market-making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

     Any Outstanding Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders of Outstanding Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Outstanding Notes held by them. To the extent that Outstanding Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Outstanding Notes could be adversely affected. It is not expected that an active market for the Outstanding Notes will develop while they are subject to restrictions on transfer.

     The Company will accept for exchange any and all Outstanding Notes that are validly tendered and not withdrawn on or prior to 5:00 p.m., New York City time,
on the date the Exchange Offer expires, which will be           , 1998 (the
"Expiration Date"), unless the Exchange Offer is extended by the Company, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. Tenders of Outstanding Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless previously accepted for payment by the Company. The Exchange Offer is not conditioned upon any minimum principal amount of Outstanding Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Registration Rights Agreement. The Exchange Notes will bear interest from the last interest payment date of the Outstanding Notes to occur prior to the issue date of the Exchange Notes or, if no such interest has been paid, from December 2, 1997. Holders of the Outstanding Notes whose Outstanding Notes are accepted for exchange will not receive interest on such Outstanding Notes for any period subsequent to the last interest payment date to occur prior to the issue date of the Exchange Notes or, if no such interest has been paid, from December 2, 1997, and will be deemed to have waived the right to receive any interest payment on the Outstanding Notes accrued from and after such date.

                             AVAILABLE INFORMATION

     The Company will be subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, will file reports and other information with the Commission. Such reports and other information filed by the Company can be inspected and copied at public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices for the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material can be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 and are also publicly available through the Commission's web site (http://www.sec.gov). In addition, the Indenture (as defined herein) provides that whether or not the Company is subject to the reporting requirements of the Exchange Act, the Company will furnish without cost to each holder of Notes and file with the Commission and the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13(a) and 15(d) of the Exchange Act or any successor provision thereto if the Company were so required.

     This Prospectus constitutes a part of a registration statement of Form S-4 (together with all amendments thereto, the "Registration Statement") filed by the Company and the Guarantors with the Commission under the Securities Act. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Separate financial statements of the Guarantors are not included because (a) the Guarantors are wholly-owned and constitute all of the Company's direct and indirect subsidiaries (other than subsidiaries which are inconsequential individually and in the aggregate), (b) the Guarantors have fully and unconditionally guaranteed the Exchange Notes on a joint and several basis, (c) the Company has no operations separate from its direct and indirect investments in the respective Guarantors, (d) the aggregate assets, liabilities, earnings, and equity of the Guarantors are substantially equivalent to the assets, liabilities, earnings, and equity of the Company on a consolidated basis and (e) management of the Company has determined that the separate financial statements and other disclosures concerning the Guarantors are not material to investors. Reference is hereby made to the Registration Statement and related exhibits and schedules filed therewith for further information with respect to the Company and the Guarantors and the Exchange Notes offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.
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         SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     Certain of the matters discussed under the captions "Summary," "Risk Factors," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis," "Business" and elsewhere in this Prospectus contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including, among other things, the Company's business strategy. These statements are based on the Company's expectations and are subject to various risks and uncertainties. Actual results could differ materially from those anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.

                                    SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context indicates otherwise, the terms "Company" or "EHSI" refers to Extendicare Health Services, Inc. and its subsidiaries. The issuance of the Outstanding Notes and the consummation of the transactions in the New Credit Facilities are hereinafter sometimes collectively referred to as the "Financing Transactions." All figures are in thousands of dollars as they relate to financial information, unless otherwise noted.


                                  THE COMPANY


     The Company is one of the largest providers of long-term care and related medical specialty services in the United States. Through its geographically clustered facilities, the Company offers a continuum of healthcare services, including skilled nursing care, assisted living care and related medical specialty services, such as subacute care and rehabilitative therapy, institutional pharmacy supplies and services and medical equipment, supplies and services. On September 30, 1997, the Company announced an agreement to acquire Arbor Health Care Company, a prominent regionally based provider of long-term care and related medical specialty services focused on providing subacute medical services. The Acquisition, which was completed on November 26, 1997, enhances and complements the Company's presence in the Ohio and Florida markets and solidifies the Company's position as one of the top ten operators of long-term care facilities in the United States in terms of both number of beds and revenues, with 194 skilled nursing facilities (20,971 beds) and 38 assisted living and retirement facilities (1,488 units) located in 15 states. On December 31, 1997, the Company owned approximately 85% of its facilities, enhancing its credit quality and financial flexibility. On a pro forma combined basis for the year ended December 31, 1997, assuming the Acquisition and the Financing Transactions had occurred on January 1, 1997, the Company would have generated revenues and earnings from operations of $1,144.4 million and $42.2 million, respectively, with occupancy rates averaging approximately 88% and a strong quality mix (defined as non-Medicaid revenue) of approximately 64%.


EHSI OVERVIEW


     The Company provides high quality long-term care and related medical specialty services through a total of 232 long-term care facilities with a total resident capacity of 22,459 in 15 states as of December 31, 1997. The Company has been able to achieve strong occupancy rates, a favorable payor mix and sustained growth in total and same facility revenues throughout its network of long-term care facilities. The Company had an average occupancy rate of approximately 88% in its nursing facilities and in its assisted living and retirement facilities for the year ended December 31, 1997. In addition, the Company has improved its quality mix from 55% in 1993 to 63% for the year ended December 31, 1997, primarily as the result of successful efforts to shift its patient mix to higher acuity patients requiring subacute care services. Payment coverage for such services is provided principally by the Medicare program. In addition, since 1993, the Company has increased its resident capacity by 37%, with the Acquisition representing an increase of 22.5%. As a result of these factors, the Company's revenues have increased to $916.2 million in 1997 from $597.3 million in 1993, and the Company's earnings from operations have increased to $59.1 million in 1997 from $25.0 million in 1993.


     The Company's long-term care services include skilled nursing care, assisted living care and related support services traditionally provided in long-term care facilities. The Company's medical specialty services provide (i) subacute care and rehabilitative therapy, (ii) pharmacy supplies and services, and (iii) medical equipment, supplies and services to all its long-term care facilities, as well as to non-affiliated long-term care facilities.

     Long-term Care Services. The Company's nursing facilities provide a broad range of geriatric, subacute care and rehabilitative therapy services, including skilled nursing care and ancillary services, to persons who do not require the more extensive and specialized services and supervision provided by a hospital. The nursing facilities employ registered nurses, licensed practical nurses, therapists, certified nursing assistants and qualified healthcare aides who provide care as prescribed by each resident's attending physician in addition to a full range of personal support. All nursing facilities provide daily dietary services, social services and recreational activities, as well as basic services such as housekeeping and laundry. The Company's assisted living facilities provide homelike accommodations, meals and assistance in the activities of daily living to seniors who do not require the level of nursing care provided by a nursing facility. An assisted living facility enhances the value of an existing nursing facility where the two facilities operate side by side, and allows the Company to better serve the communities in which it operates by providing a broader continuum of service. All of the Company's assisted living facilities are within close proximity to its nursing facilities. At December 31, 1997, the Company operated a total of 194 skilled nursing facilities with 20,971 licensed beds in 15 states and 38 assisted living and retirement facilities with 1,488 units in ten states.



     Medical Specialty Services. The Company also provides, through its network of 72 regional service centers that comprise the UPC Health Network, patient-centered, outcome-oriented subacute care and rehabilitative therapy services to residents in its long-term care facilities and to other non-affiliated facilities. The patients receiving such services are generally those who are medically stable yet require specialized therapy and other services that are more intensive than traditional nursing facility care but less than acute hospital care. These services may include wound care and respiratory, infusion and intravenous therapies. The Company provides rehabilitative therapy services on an inpatient and outpatient basis to clients who require, for example, physical or occupational therapy, or speech-language pathology. The Company's subacute and rehabilitation teams seek to return each patient to maximum functional independence, with many patients typically being discharged within 30 to 90 days. The UPC Health Network also provides pharmacy supplies and services to more than 47,000 beds (29,500 of which are not affiliated with the Company) in nursing facilities, assisted living facilities and other healthcare institutions through 18 locations in ten states. These supplies and services include unit-dose medication distribution, computerized patient documentation, full-service consultants and on-call service. In addition, the UPC Health Network's retail and home health operations distribute durable medical equipment and supplies, such as wheelchairs, hospital beds, oxygen and diabetic supplies, and provide a wide range of services such as intravenous therapy products and respiratory, oxygen and enteral therapies.



INDUSTRY OVERVIEW


     According to industry sources, long-term care spending was estimated at approximately $120 billion in 1996, or approximately 11% of total national health expenditures, with nursing facilities accounting for $84 billion of this total. Approximately 1.7 million people reside in nursing facilities, while another 5.6 million elderly persons require care and services in their homes or in community-based settings. It is estimated that the number of elderly persons requiring long-term care services will grow from approximately 7.3 million in 1995 to over 9 million in the year 2005. Of these totals, one-third or more are expected to be comprised of nursing facility residents while the others are expected to receive care in home or community-based settings. As home healthcare and subacute care services become more accepted and demographics shift toward an aging population with increased long-term care needs, it is estimated that long-term care expenditures (defined as nursing facility expenditures plus home care expenditures) will grow to $250 billion by the year 2005, representing 14% of total national health expenditures.


     The long-term care and post-acute care industries include rehabilitation hospitals and facilities, skilled nursing facilities, assisted living facilities, intermediate care facilities, and home health services. Each of these segments has experienced rapid growth in the last ten years. The number of rehabilitation hospitals has grown 152% since 1986, while rehabilitation units within acute care hospitals have grown 83% since 1986. While the number of freestanding nursing facilities has remained flat over the last ten years (17,100 in 1986 vs. 17,400 in 1996), hospital-based skilled nursing facilities have increased from 1,145 in 1990 to 2,088 in 1996 (an 80% increase). Home health agencies have grown even more rapidly over the last five years. Between 1990 and 1995 the number of home health agencies grew 60% from 11,765 to 18,874.


     In addition to an aging population, the long-term care industry is changing as a result of several fundamental factors. First, the acquisition and construction of additional skilled nursing facilities are subject to certain restrictions on supply, including government-legislated moratoriums on new capacity and licensing restrictions limiting the growth of services. Such restrictions on supply, coupled with an aging population, are causing a decline in the availability of long-term beds per person aged 85 years or older. Second, in response to rising healthcare costs, governmental and private pay sources have adopted cost containment measures that encourage reduced length of stays in acute care hospitals. As a result, average acute care hospital stays have been shortened, and many patients are discharged despite a continuing need for nursing or specialty healthcare services. This trend has increased demand for long-term care, home healthcare, outpatient facilities, hospices and assisted living facilities. In addition, long-term care companies with an integrated network and a broad range of services will be well positioned to contract with managed care companies and other payors. Lastly, as a result of the growing number of two-income families, many people are not able to care for elderly parents in their homes. Two-income families are, however, better able to provide financial support for elderly parents to receive the care they need in a nursing or assisted living facility.

BUSINESS STRATEGY


     The Company has experienced significant growth in revenues over the last four years. The Company seeks to continue this growth through a strategy based on its ongoing commitment to the provision of high-quality healthcare services while positioning itself to take advantage of the changing healthcare environment. The Company seeks to implement its strategy by: (i) selectively building and acquiring skilled nursing facilities in markets with attractive regulatory, reimbursement and demographic environments while maintaining the geographical clustering of its facilities, (ii) developing assisted living and retirement facilities on sites adjacent or in close proximity to its nursing facilities, (iii) continually improving its quality mix by increasing its subacute care, rehabilitative therapy and assisted living services, (iv) expanding the UPC Health Network, (v) maintaining its focus on smaller urban communities and (vi) continuing to emphasize ownership of assets.


THE ARBOR ACQUISITION


     Consistent with the Company's strategy, the Company acquired Arbor on November 26, 1997 for an aggregate purchase price of $430.1 million (exclusive of transaction costs and fees totaling $18.7 million), including the assumption of $109.7 million of Arbor's debt. The Acquisition solidifies the Company's position as one of the top ten operators of long-term care facilities in the United States and enhances and complements the Company's presence in Florida and Ohio. In addition, the Acquisition provides the Company with eight approved CONs for 791 new beds, 80 of which are in Ohio (which currently has a moratorium on new CONs). The Company estimates that 551 of the 791 beds will be constructed in 1998 or early 1999, with the remainder in late 1999, representing seven new facilities and one facility addition. One of the approved CONs for an aggregate of 120 new beds has been appealed by other providers and therefore is not yet final. The Acquisition will also provide the Company and Arbor with increased access to managed care contracts, cross selling opportunities for their pharmacy businesses and an extension of their group purchasing services. Furthermore, given Arbor's size and the geographic overlap with the Company, annual cost savings are anticipated to be achieved in staff related areas, corporate general and administrative functions and pharmacy overhead.

     The following table illustrates the sources and uses of funds for the Acquisition and the Financing Transactions (dollars in thousands).



Sources of Funds
  New Credit Facilities
     Revolving Credit Facility(1)...........................    $ 54,000
     Tranche A Term Loan Facility due 2003..................     200,000
     Tranche B Term Loan Facility due 2004..................     200,000
  Senior Subordinated Notes due 2007(2).....................     200,000
  Equity from Extendicare...................................      44,600
                                                                --------
     Total Sources..........................................    $698,600
                                                                ========
Uses of Funds
  Purchase price(3).........................................    $320,404
  Refinancing of existing debt(4)...........................     353,696
  Transaction costs attributable to the Acquisition.........      18,740
  Transaction costs attributable to the refinancing of EHSI
     debt...................................................       5,760
                                                                --------
     Total Uses.............................................    $698,600
                                                                ========


---------------


(1) The Revolving Credit Facility has a total availability of $200,000, leaving unused borrowing capacity thereunder of $108,239 (net of letters of credit in the amount of $37,761).


(2) The net proceeds from the sale of the Outstanding Notes were used to repay the Tranche C Loan Facility under the New Credit Facilities, which was used to finance the Tender Offer.


(3) Includes the cost of 7,266,218 shares of Arbor stock at $45 per share, net of $6,576 of proceeds related to the exercise of Arbor stock options by its employees and directors.



(4) Includes refinancing of $242,596 of the Company's indebtedness and $102,500 of Arbor's indebtedness, and $8,600 of debt prepayment penalties, net of tax.



ARBOR OVERVIEW



     The following provides an overview of Arbor's operations at the time of its acquisition by EHSI.



     Arbor provides subacute medical services and traditional long-term care services through its network of 31 licensed nursing centers (the "Arbor Centers") and 3,696 beds as of September 30, 1997. The Arbor Centers are located in five states, with approximately 89% of its bed capacity located in Florida and Ohio. At September 30, 1997, Arbor had three facilities under construction, totaling 276 beds, that were scheduled to open over the next 12 months. In addition, at such date, Arbor held three certificate of need ("CON") approvals for 275 beds in Florida, along with two additional CON approvals for 240 beds that had been appealed by other providers and therefore were not yet final.



     The Arbor Centers are designed to provide subacute and basic health care services to diverse but related types of patients. Arbor Centers are generally located in markets that require both services, with some Arbor Centers allocating up to 50% of total bed capacity to subacute care. Arbor also operates four institutional pharmacies which have experienced significant growth in the last three years.



     Subacute Services. Arbor's subacute units provide treatment programs appropriate for medically stable patients who may require medical rehabilitation, ventilator weaning and respiratory therapy, and complex medical services such as cardiac recovery, infusion therapy, and wound care. Such units concentrate on medically complex patients with high acuity medical needs requiring greater skills and services than those associated with the more general subacute population. Arbor's principal focus is on developing higher revenue and higher margin specialized subacute units, targeting predominantly commercial insurance and managed care organizations (health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and indemnity insurers), which currently are the most profitable payor sources. As of September 30, 1997, Arbor operated 30 subacute units, totaling 1,209 beds, within its 31 Arbor Centers.

     Basic Health Care Services. Arbor's basic health care services primarily consist of general and restorative ("G&R") nursing care to patients with chronic illnesses, diminished physical function, impaired cognition or behavioral problems. Arbor's G&R nursing units also provide a step-down in medical intensity for geriatric subacute patients who cannot be discharged to their homes and need lower intensity nursing for extended periods of time. Similarly, geriatric patients in G&R units who develop a need for rehabilitative or higher intensity services can be transferred to a subacute unit within the same Arbor Center. Arbor also operates assisted living units in five of its Arbor Centers.



     Other Services. Arbor's pharmacy division consists of four institutional pharmacies and related services. The pharmacy division services approximately 26,000 beds (22,500 of which are not affiliated with Arbor) in three states. As of January 1, 1997, Arbor began providing outpatient rehabilitation services with the acquisition of ten outpatient rehabilitation facilities in Pennsylvania and Florida and has subsequently opened two additional outpatient rehabilitation facilities. These are specialized facilities organized to deliver comprehensive, case managed, interdisciplinary rehabilitation services under physician directive, including physical therapy, occupational therapy, speech therapy, psychological services and social work. Utilizing the same clinical models that are currently used in Arbor's inpatient subacute units, the Company believes these facilities will provide the cost advantages that allow Arbor to offer low-cost rehabilitation services to managed care organizations.



     Arbor provides subacute care in its primary Ohio and Florida markets through a strategy of utilizing its skilled nursing facilities as a platform for providing care to high acuity patients at low costs. At September 30, 1997, approximately 62% of Arbor's revenue was generated from subacute care (including pharmacy). Since 1992, Arbor has increased its occupancy from 88% to 91% for the nine months ended September 30, 1997. Furthermore, Arbor has been effective at increasing its quality mix from 62% in 1992 to 68% for the nine months ended September 30, 1997 as a result of a high Medicare component, reflecting its presence in subacute care. Arbor's focus on quality mix and high occupancy levels has resulted in an increase in revenues to $218.8 million in 1996 from $106.3 million in 1992, and an increase in income from operations to $17.4 million in 1996 from $5.2 million in 1992.



     The Company is an indirect wholly owned subsidiary of Extendicare Inc. ("Extendicare"), which is based in Toronto, Canada. Extendicare is the sixth largest (by total number of beds) operator of long-term care facilities and hospitals in North America (United States and Canada), with resident capacity as of December 31, 1997 of 31,789 in 310 facilities. All of Extendicare's U.S. healthcare operations are conducted through the Company, which accounted for approximately 77% of Extendicare's total revenues and 80% of total earnings before interest and income taxes in fiscal 1997. In addition to operations in the United States, Extendicare operates 58 nursing and retirement facilities and four hospitals in Canada and 15 nursing facilities and one hospital in the United Kingdom. Extendicare's subordinate voting shares are listed for trading on The Toronto Stock Exchange, the Montreal Exchange and the New York Stock Exchange. The holders of Extendicare's subordinate voting shares are entitled to one vote per share (as opposed to Extendicare's multiple voting shares, which are listed for trading only on The Toronto Stock Exchange and the Montreal Exchange, whose holders are entitled to ten votes per share). Extendicare's subordinate voting shares and multiple voting shares have the same priority in the event of any liquidation, dissolution or winding-up of Extendicare or other distribution of assets. As of March 31, 1998, Extendicare had a market capitalization of approximately $800 million.


     The Company is located at 105 West Michigan Street, Milwaukee, Wisconsin 53203. The Company's telephone number is (414) 271-9696.

                               THE EXCHANGE OFFER

Securities Offered.........  Up to $200,000,000 principal amount of 9.35% Senior
                             Subordinated Notes Due 2007, which have been registered under the Securities Act. The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except that, if the Exchange Offer is not consummated or a shelf registration statement is not declared effective on or prior to April 16, 1998, the per annum interest rate of the Outstanding Notes will increase by 0.5% per annum for the first 90 days following such date and will increase by an additional 0.5% per annum beginning at each subsequent 90-day period until the Exchange Offer is consummated; provided, however, that in no event will the interest rate borne by the Outstanding Notes be increased by more than 1.5% per annum.

The Exchange Offer.........  The Exchange Notes are being offered in exchange for a like principal amount of Outstanding Notes. The issuance of the Exchange Notes is intended to satisfy obligations of the Company contained in the Registration Rights Agreement. The Exchange Notes evidence the same debt as the Outstanding Notes and will be issued, and holders thereof are entitled to the same benefits as holders of the Outstanding Notes, under the Indenture (as defined herein).

Tenders, Expiration Date;
  Withdrawal...............  The Exchange Offer will expire at 5:00 p.m., New
                             York City time on           , 1998, or such later
                             date and time to which it is extended. Tenders of Outstanding Notes may be withdrawn at any time prior to the Expiration Date. Any Outstanding Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer. See "The Exchange Offer" for a description of the procedures for tendering the Outstanding Notes.

Federal Income Tax
  Consequences.............  The exchange pursuant to the Exchange Offer should not result in income, gain or loss to the holders of Notes who participate in the Exchange Offer or to the Company for U.S. federal income tax purposes. See "Certain Income Tax Considerations".

Use of Proceeds............  There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer.

Exchange Agent.............  The Bank of Nova Scotia Trust Company of New York
                             is serving as Exchange Agent (the "Exchange Agent") pursuant to the Exchange Offer.

  CONSEQUENCES OF EXCHANGING OUTSTANDING NOTES PURSUANT TO THE EXCHANGE OFFER

     The Company is making the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the "Commission") as set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Based upon these interpretations by the staff of the Commission, the Company believes that Exchange Notes issued pursuant to this Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by a holder thereof, other than (i) a broker-dealer who purchased such Outstanding Notes directly from the Company for resale pursuant to Rule 144A or other available exemptions under the Securities Act or (ii) a person that is an "affiliate" (as defined in Rule 405 of the Securities Act) of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Holders of Outstanding Notes accepting the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission as set forth in these no-action letters and would have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. A secondary resale transaction in the United States by a holder who is using the Exchange Offer to participate in the distribution of Exchange Notes must be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

     Each broker-dealer (other than an "affiliate" of the Company) that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Outstanding Notes as a result of market-making activities or other trading activities and will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act even though it may be deemed to be an underwriter for purposes of such Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for the Exchange Offer Registration Period, the Company will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale; provided, however, that the Company shall not be required to maintain the effectiveness of the Registration Statement for more than 60 days following the consummation of the Exchange Offer unless the Company has been notified in writing on or prior to the 60th day following the consummation of the Exchange Offer by one or more broker-dealers that such holder has received Exchange Notes as to which it will be required to deliver this Prospectus upon resale. See "Plan of Distribution". Any broker-dealer who is an affiliate of the Company may not rely on such no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions. See "The Exchange Offer".

                   SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

     The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except that, if the Exchange Offer is not consummated or a shelf registration statement is not declared effective on or prior to April 16, 1998, the per annum interest rate of the Outstanding Notes will increase by 0.5% per annum for the first 90 days following such date and will increase by an additional 0.5% per annum beginning at each subsequent 90-day period until the Exchange Offer is consummated; provided, however, that in no event will the interest rate borne by the Outstanding Notes be increased by more than 1.5% per annum. The Exchange Notes will bear interest from the last interest payment date of the Outstanding Notes to occur prior to the issue date of the Exchange Notes or, if no such interest has been paid, from December 2, 1997. Holders of the Outstanding Notes whose Outstanding Notes are accepted for exchange will not receive interest on such Outstanding Notes for any period subsequent to the last interest payment date to occur prior to the issue date of the Exchange Notes or, if no such interest has been paid, from December 2, 1997, and will be deemed to have waived the right to receive any interest payment on the Outstanding Notes accrued from and after such date.

Issuer.....................  Extendicare Health Services, Inc.

Securities Offered.........  $200,000,000 aggregate principal amount of 9.35%
                             Senior Subordinated Notes Due 2007.

Maturity Date..............  December 15, 2007.

Interest Payment Dates.....  June 15 and December 15, commencing June 15, 1998.

Note Guarantees............  The Notes are fully and unconditionally guaranteed on a joint and several, unsecured, senior subordinated basis by each of the existing and future U.S. subsidiaries of the Company (including Arbor and its U.S. subsidiaries but excluding inactive subsidiaries as of the closing date of the offering of the Outstanding Notes). Each of the Note Guarantees (as defined herein) is a guarantee of payment and not of collection. See "Description of the Notes -- Notes Guarantees."


Subordination..............  The Notes are general unsecured obligations of the
                             Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company, which include borrowings under the New Credit Facilities. The Notes are also effectively subordinated to all existing and future Senior Indebtedness of the Guarantors. At December 31, 1997, the aggregate amount of indebtedness (excluding intercompany indebtedness) that effectively ranked senior to the Notes and the Note Guarantees was $513.7 million, and the Company had additional availability of $108.2 million (net of letters of credit of $37.8 million) under the New Credit Facilities, all of which would be Senior Indebtedness, if borrowed. The Note Guarantees are subordinated in right of payment to all existing and future Senior Indebtedness of the relevant Guarantor. See "Description of the Notes -- Subordination;" and "Description of the Notes -- Subordination of Note Guarantees; Release of Note Guarantees."


Optional Redemption........  On or after December 15, 2002, the Company may redeem the Notes, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Notwithstanding the foregoing, at any time or from time to time prior to December 15, 2000, the Company may redeem, on one or more occasions, up to 35% of the sum of (i) the initial aggregate principal amount of the Notes and (ii) the initial aggregate principal amount of any Additional Notes with the net proceeds of one or more Equity Offerings at a redemption price equal to 109.35% of the principal amount thereof, plus accrued interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date); provided that, immediately after giving effect to such redemption, at least 65% of the sum of (i) the initial aggregate principal amount of the Notes and
                             (ii) the initial aggregate principal amount of any Additional Notes remain outstanding; provided further that such redemptions shall occur within 60 days of the date of closing of each Equity Offering. See "Description of the Notes -- Optional Redemption."

Mandatory Redemption.......  None, except at maturity on December 15, 2007.

Change of Control..........  Upon a Change of Control (as defined herein), the
                             Company will be required to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of repurchase. See "Description of the Notes -- Repurchase at Option of Holders -- Change of Control."

Covenants..................  The indenture pursuant to which the Notes are issued (the "Indenture") restricts, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens to secure pari passu or subordinated indebtedness, sell stock of subsidiaries, apply net proceeds from certain asset sales, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any Senior Indebtedness and senior in right of payment to the Notes. See "Description of the Notes -- Certain Covenants."

Use of Proceeds............  The Company will not receive any proceeds from the
                             Exchange Offer.

                                  RISK FACTORS

     For a discussion of certain matters that should be considered by prospective investors in connection with this offering, see "Risk Factors."

    SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION


     The following presents summary unaudited pro forma condensed consolidated financial information of the Company and Arbor for the year ended December 31, 1997. The pro forma statement of operations gives effect to the Acquisition, the Financing Transactions and the acquisition of the assets of Medi-Management, Inc. ("Medi-Management") as if each such transaction had occurred on January 1, 1997. For further information regarding the acquisition of the assets of Medi-Management, see "Management's Discussion and Analysis -- The Company -- Acquisitions."



     The summary unaudited pro forma condensed consolidated financial information does not necessarily reflect the results of operations or the financial positions of the Company and Arbor that actually would have resulted had the Acquisition, the Financing Transactions and the acquisition of the assets of Medi-Management been consummated as of the dates referred to above. Accordingly, such information should not be viewed as fully representative of the past performance of the Company or Arbor or indicative of future results. The summary unaudited pro forma condensed consolidated financial information should be read together with the Unaudited Pro Forma Condensed Consolidated Financial Information, the EHSI Consolidated Financial Statements, the Arbor Consolidated Financial Statements and the Arbor Unaudited Interim Consolidated Financial Statements included elsewhere in this Prospectus.



                                                               YEAR ENDED DECEMBER 31, 1997
                                                               ----------------------------
                                                               (DOLLARS IN THOUSANDS UNLESS
                                                                     OTHERWISE NOTED)
PRO FORMA INCOME STATEMENT DATA:
Revenues....................................................            $1,144,417
Costs and expenses:
  Operating.................................................               927,960
  General and administrative................................                50,993
  Lease costs...............................................                14,325
  Depreciation and amortization.............................                51,374
  Interest, net.............................................                57,501
  Other, net................................................                    72
                                                                        ----------
                                                                         1,102,225
                                                                        ----------
Earnings from operations....................................            $   42,192
Earnings before minority interests and extraordinary
  items.....................................................            $   24,335
Net earnings before extraordinary items.....................            $   23,522
Earnings per share before extraordinary items...............            $       25
Weighted average shares outstanding.........................                   947
PRO FORMA OTHER DATA:
Property and equipment capital expenditures.................            $   73,885
Ratio of earnings to fixed charges(1).......................                   1.7x
OPERATING DATA:
Average occupancy rate
  Nursing...................................................                    88%
  Assisted living and retirement(2).........................                    83
Payor source as percentage of total revenue
  Private pay...............................................                    34%
  Medicare..................................................                    30
  Medicaid..................................................                    36


---------------

(1) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.


(2) Reflects occupancy rate for assisted living and retirement facilities following one year of operation as a Company facility.

                       SUMMARY HISTORICAL FINANCIAL DATA

     Set forth below and on the next three pages are summary historical financial data for the Company and Arbor.

THE COMPANY -- HISTORICAL


     The following table presents summary historical data of the Company as of and for the years ended December 31, 1997, 1996, 1995, 1994 and 1993. The financial information presented for the fiscal years ended December 31, 1997, 1996, 1995, 1994 and 1993 has been derived from the consolidated financial statements of the Company as audited by KPMG Peat Marwick LLP, independent certified public accountants (together with the notes thereto and the accountants' report thereon, the "EHSI Consolidated Financial Statements"). The following information should be read in conjunction with the EHSI Consolidated Financial Statements and "Management's Discussion and Analysis -- The Company" included elsewhere in this Prospectus.



                                                                             YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------
                                                                1997        1996       1995       1994       1993
                                                                ----        ----       ----       ----       ----
                                                                  (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)
INCOME STATEMENT DATA:
Revenues:
  Routine care and assisted living.........................   $ 570,294   $526,486   $498,140   $470,310   $436,663
  Medical specialty........................................     336,325    290,515    242,339    188,419    154,543
  Other....................................................       9,542      7,346      6,649      6,265      6,065
                                                              ---------   --------   --------   --------   --------
                                                                916,161    824,347    747,128    664,994    597,271
Costs and expenses:
  Operating................................................     747,016    677,159    626,405    559,744    507,088
  General and administrative...............................      40,510     33,262     28,672     24,944     23,004
  Lease costs..............................................      10,213      8,756      9,005      8,920      8,705
  Depreciation and amortization............................      35,290     29,703     25,872     23,092     21,378
  Interest, net............................................      24,002     18,477     14,776     13,083     12,094
                                                              ---------   --------   --------   --------   --------
                                                                857,031    767,357    704,730    629,783    572,269
                                                              ---------   --------   --------   --------   --------
Earnings from operations...................................   $  59,130   $ 56,990   $ 42,398   $ 35,211   $ 25,002
Net earnings...............................................   $  25,763   $ 34,008   $ 25,521   $ 21,709   $ 22,306
Earnings per share.........................................   $      27   $     36   $     27   $     23   $     24
Dividends per share........................................   $    1.73         --         --   $  10.56         --
Weighted average shares outstanding........................         947        947        947        947        947
BALANCE SHEET DATA (AT PERIOD END):
Working capital............................................   $  95,184   $ 60,492   $ 38,555   $ 23,858   $ 30,033
Total assets...............................................   1,229,249    591,851    525,634    444,664    394,600
Long-term debt.............................................     683,282    222,954    196,769    166,808    153,184
Shareholder's equity.......................................     281,772    201,521    167,513    141,992    130,283
OTHER DATA:
Ratio of earnings to fixed charges(1)......................         2.9x       3.5x       3.1x       3.0x       2.4x
Property and equipment capital expenditures................   $  57,686   $ 53,581   $ 56,469   $ 35,271   $ 18,779
OPERATING DATA:
Number of facilities (end of period)(2)
  Nursing..................................................         194        155        152        150        144
  Assisted living and retirement...........................          38         31         22         16         13
Resident capacity (end of period)(2)
  Nursing (beds)...........................................      20,971     16,644     16,551     16,425     15,833
  Assisted living and retirement (units)...................       1,488      1,140        874        708        562
Average occupancy rate
  Nursing..................................................          88%        89%        89%        91%        93%
  Assisted living and retirement(3)........................          83         86         88         89         90
Payor source as a percentage of total revenue
  Private pay..............................................          33%        32%        33%        35%        36%
  Medicare.................................................          30         30         26         22         19
  Medicaid.................................................          37         38         41         43         45


---------------

(1) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.



(2) Includes managed facilities.



(3) Reflects occupancy rate for assisted living and retirement facilities following one year of operation as a Company facility.


ARBOR -- HISTORICAL

     The following table presents summary historical data of Arbor as of and for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 and the nine months ended September 30, 1997 and 1996. The financial information presented for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 has been derived from the consolidated financial statements of Arbor as audited by Ernst & Young LLP, independent auditors, except as noted below (together with the notes thereto and the auditors' report thereon, the "Arbor Consolidated Financial Statements"). The financial information presented for the nine months ended September 30, 1997 and 1996, has been derived from the unaudited interim consolidated financial statements of Arbor (together with the notes thereto, the "Arbor Unaudited Interim Consolidated Financial Statements") and, in the opinion of management of Arbor, reflects a fair presentation of Arbor's financial information. The following information should be read in conjunction with the Arbor Consolidated Financial Statements, the Arbor Unaudited Interim Consolidated Financial Statements and "Management's Discussion and Analysis -- Arbor" included elsewhere in this Prospectus.


                                                NINE MONTHS
                                                   ENDED
                                               SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              1997       1996       1996       1995       1994       1993       1992
                                            --------   --------   --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues
  Subacute care..........................   $ 94,623   $ 82,971   $113,123   $100,945   $ 82,874   $ 62,008   $ 38,562
  Basic care.............................     63,901     62,722     84,015     75,931     65,615     60,999     55,974
  Pharmacy and other.....................     22,680     15,385     21,639     15,282     10,302      9,273     11,806
                                            --------   --------   --------   --------   --------   --------   --------
Total net revenues.......................    181,204    161,078    218,777    192,158    158,791    132,280    106,342
Expenses
  Operating..............................    141,614    127,011    171,170    151,922    126,249    104,883     83,995
  General corporate......................      8,081      7,123      9,680      8,992      7,353      6,230      4,460
  Operating lease rental.................      3,292      3,410      4,450      4,301      4,062      3,939      4,289
  Interest...............................      6,106      5,161      7,108      5,822      4,642      5,043      4,700
  Depreciation and amortization..........      7,928      6,498      8,924      7,450      5,636      4,436      3,661
                                            --------   --------   --------   --------   --------   --------   --------
Total expenses...........................    167,021    149,203    201,332    178,487    147,942    124,531    101,105
                                            --------   --------   --------   --------   --------   --------   --------
Income from operations...................   $ 14,183   $ 11,875   $ 17,445   $ 13,671   $ 10,849   $  7,749   $  5,237
Net income (unaudited pro forma for
  1993 and 1992)(1)......................   $  8,558   $  6,956   $ 10,223   $  8,452   $  6,903   $  4,884   $  3,236
Net income per share (unaudited pro forma
  for 1993 and 1992)(1)..................   $   1.22   $   1.00   $   1.47   $   1.23   $   1.01   $   0.82   $   0.60
Weighted average shares outstanding
  (000's)................................      7,035      6,970      6,969      6,881      6,842      5,986      5,408
BALANCE SHEET DATA (AT PERIOD END):
Working capital..........................   $ 18,325              $ 14,422   $  4,207   $ 10,175   $ 11,857   $  9,609
Total assets.............................    233,895               209,474    178,783    136,591    116,311    100,651
Long-term obligations, less current
  maturities.............................    103,720                94,643     74,741     52,956     48,354     57,426
Stockholders' equity and redeemable
  stock..................................     75,102                66,016     55,628     46,485     39,575     19,098
OTHER DATA:
Ratio of earnings to fixed charges(2)....        2.9x       2.7x       2.9x       2.7x       2.7x       2.2x       1.8x
Property and equipment capital
  expenditures...........................   $ 14,010   $ 18,417   $ 23,463   $ 23,159   $ 18,549   $ 13,795   $ 18,119

                                                NINE MONTHS
                                                   ENDED
                                               SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              1997       1996       1996       1995       1994       1993       1992
                                            --------   --------   --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Number of facilities (end of
  period)(3).............................         31         29         30         27         25         23         22
Resident capacity (end of period)(3).....      3,696      3,458      3,578      3,244      2,996      2,767      2,637
Average occupancy rate(4)................         91%        89%        89%        89%        88%        89%        88%
Payor source as a percentage of total
  revenue
  Private pay(5).........................         36%        33%        34%        33%        35%        37%        41%
  Medicare...............................         32         35         34         36         34         29         21
  Medicaid...............................         32         32         32         31         31         34         38

---------------

(1) Unaudited pro forma net income resulted from pro forma income taxes which include income taxes computed as if Marshall Properties, Inc. had been included in Arbor's consolidated group for income tax purposes prior to its acquisition and pooling of interests effective June 30, 1993.

(2) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

(3) Includes managed facilities.

(4) Represents total billed patient days divided by total available days with respect to owned and leased facilities.

(5) Private revenues as classified by Arbor include reimbursement received from individuals, HMOs, PPOs, indemnity insurers, and other charge-based sources, the management of one center and in 1992 the development of facilities for others.

                                  RISK FACTORS

     In addition to other information contained in this Prospectus, holders of Outstanding Notes should carefully consider the following factors before tendering their Outstanding Notes in the Exchange Offer, although the risk factors set forth below (other than "-- Consequences of Failure to Exchange") are generally applicable whether or not the Outstanding Notes are exchanged.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Outstanding Notes as set forth in the legend thereon as a consequence of the issuance of the Outstanding Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Outstanding Notes under the Securities Act. In addition, the tender of Outstanding Notes pursuant to the Exchange Offer may have an adverse effect upon holders of, and may increase the volatility of the market price of, the Outstanding Notes due to a reduction in liquidity. Based on interpretations by the staff of the Commission, Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holders' business and such Holders have no arrangement or understanding with any person to participate in the distribution of Exchange Notes. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. If any Holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such Holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer (other than an "affiliate" of the Company) that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Outstanding Notes as a result of market-making activities or other trading activities and will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act even though it may be deemed to be an underwriter for purposes of such Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for the Exchange Offer Registration Period, the Company will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale; provided, however, that the Company shall not be required to maintain the effectiveness of the Registration Statement for more than 60 days following the consummation of the Exchange Offer unless the Company has been notified in writing on or prior to the 60th day following the consummation of the Exchange Offer by one or more broker-dealers that such holder has received Exchange Notes as to which it will be required to deliver this Prospectus upon resale. See "Plan of Distribution". In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to register or qualify the sale of the Exchange Notes in any such jurisdictions. See "The Exchange Offer; Registration Rights -- Consequences of Failure to Exchange; Resale of Exchange Notes".

     Issuance of the Exchange Notes in exchange for the Outstanding Notes pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Outstanding Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Outstanding Notes desiring to tender such Outstanding Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to tenders of Outstanding Notes for exchange. Outstanding Notes that are not tendered or that are tendered but not accepted by the Company for exchange, will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act and, upon consummation of the Exchange Offer, certain registration rights under the Registration Rights Agreement will terminate.

SUBSTANTIAL LEVERAGE


     The Company is highly leveraged and has significant debt service obligations. As of December 31, 1997, the Company had approximately $683.3 million of consolidated long-term indebtedness outstanding which would have represented approximately 71% of its total capitalization. See "Capitalization." Subject to certain limitations, the New Credit Facilities and the Indenture permit the Company and its subsidiaries to incur additional indebtedness.


     The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations may be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) all of the indebtedness incurred under the New Credit Facilities is scheduled to become due prior to the time any principal payments are required on the Notes;
(iv) certain of the Company's borrowings are and will continue to be at variable rates of interest, which causes the Company to be vulnerable to increases in borrowing rates; and (v) certain of the Company's indebtedness contains financial and other restrictive covenants which, if breached, could result in an event of default under such indebtedness.

     The ability of the Company to service its indebtedness, and to comply with the financial and restrictive covenants contained in the New Credit Facilities and the Indenture, is dependent upon the Company's future performance and business growth which are subject to financial, economic, competitive, regulatory and other factors affecting the Company, many of which are beyond its control. There can be no assurance that the Company will be able to generate sufficient cash flow to meet its debt service obligations. If the Company is unable to generate sufficient funds to meet its debt service obligations, it may be required to refinance some or all of such debt, sell assets or raise additional equity. No assurance can be given that such refinancings, asset sales or equity sales could be accomplished or, if accomplished, would raise sufficient funds to meet its debt service obligations. The Company's high degree of leverage and related financial covenants could have a material adverse effect on its ability to withstand competitive pressures or adverse economic conditions, make material acquisitions, obtain future financing or take advantage of business opportunities that may arise. In addition, a downturn in general economic conditions or in its business could have a material adverse effect on the Company's ability to meet its debt service obligations or to conduct its business in the ordinary course.

RESTRICTIVE COVENANTS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     The Indenture restricts, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens to secure pari passu or subordinated indebtedness, sell stock of subsidiaries, apply net proceeds from certain asset sales, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any Senior Indebtedness and senior in right of payment to the Notes. In addition, the New Credit Facilities contain more extensive and restrictive covenants and restrictions than the Indenture and also require the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will be able to maintain those ratios or meet those tests. A breach of any of these covenants could result in a default under the New Credit Facilities and under the Indenture. Upon the occurrence of an event of default under the New Credit Facilities, depending on actions taken by the lenders under the New Credit Facilities, the Company could be prohibited from making any payments of principal or interest on the Notes. Furthermore, such lenders could elect to declare all amounts outstanding under the New Credit Facilities, including accrued interest or other obligations, to be immediately due and payable. If the Company were unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness. If any Senior Indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company, including the Notes. See "-- Subordination of Notes and Note Guarantees; Asset Encumbrances; Holding Company Structure," "Description of Certain Indebtedness -- New Credit Facilities" and "Description of the Notes -- Subordination."

SUBORDINATION OF NOTES AND NOTE GUARANTEES; ASSET ENCUMBRANCES; HOLDING COMPANY STRUCTURE


     The Notes are subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including borrowings under the New Credit Facilities. In addition, each Note Guarantee is similarly subordinated in right of payment to all existing and future Senior Indebtedness of the relevant Guarantor, including such Guarantor's guarantee of the Company's indebtedness under the New Credit Facilities. The aggregate principal amount of Senior Indebtedness of the Company, as of December 31, 1997, was $513.7 million and the Company had additional availability of $108.2 million (net of letters of credit in the amount of $37.8 million) under the New Credit Facilities, all of which would be Senior Indebtedness if borrowed. The aggregate amount of Senior Indebtedness of the Guarantors, as of December 31, 1997 was $513.3 million (including obligations of such Guarantors under guarantees of $454.0 million of Senior Indebtedness of the Company under the New Credit Facilities). Additional Senior Indebtedness may be incurred by the Company and the Guarantors from time to time, subject to certain restrictions. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company and the Guarantors will be available to pay obligations on the Notes only after all Senior Indebtedness of such entities has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. In addition, under certain circumstances the Company will not be permitted to pay its obligations under the Notes in the event of a default under certain Senior Indebtedness. See "Description of the Notes -- Subordination"; "Description of the Notes -- Subordination of Note Guarantees; Release of Note Guarantees."


     In addition to being subordinated to all existing and future Senior Indebtedness of the Company, the Notes are not secured by any of the Company's assets. The obligations of the Company under the New Credit Facilities are secured by a security interest in the capital stock of the Company and its U.S. subsidiaries. If the Company becomes insolvent or is liquidated, or if payment under the New Credit Facilities is accelerated, the lenders under the New Credit Facilities would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the New Credit Facilities. Accordingly, such lenders will have a prior claim with respect to such assets.


     The Company is a holding company and, accordingly, its cash flow and ability to service debt, including the Notes, is dependent upon the earnings of its subsidiaries and the payment of funds by those subsidiaries to the Company in the form of loans, dividends or otherwise or pursuant to a Guarantor's guarantee of the Notes. Moreover, while the Notes are fully and unconditionally guaranteed on a joint and several, unsecured senior subordinated basis by the Guarantors, the Guarantors are obligors with respect to substantial indebtedness, including in their capacity as guarantors under the New Credit Facilities on a senior basis, and the capital stock of the Guarantors is pledged to secure amounts borrowed thereunder. Furthermore, under the Indenture the Company is able to designate any Restricted Subsidiary of the Company as an Unrestricted Subsidiary, subject to certain limitations. If so designated, such subsidiary need not be a Guarantor of the Notes, and therefore there can be no assurance that the net assets of all the Guarantors will be sufficient to make payment on the Notes. See also "Risk Factors -- Fraudulent Conveyance Statutes."

ABILITY TO SUCCESSFULLY INTEGRATE ARBOR

     The integration and consolidation of Arbor into the Company following the Acquisition will require substantial management, financial and other resources and may pose risks with respect to results of operations and market share. While the Company believes that it has sufficient financial and management resources to accomplish the integration of Arbor, there can be no assurance in this regard or that the Company will not experience difficulties with customers, personnel or others. In addition, although the Company's management believes that the Acquisition will enhance the competitive position and business prospects of the Company, there can be no assurance that such benefits will be realized or that the combination of the Company and Arbor will be successful.

     As the Company adapts to the current healthcare environment and integrates Arbor, it will make certain operational changes, including the consolidation of operations, designed to improve the future profitability of the Company. There can be no assurance, however, as to the timing or amount of any cost savings that are actually realized as a result of such operational changes. These operational changes may also result in significant disruption to the Company's operations, which could have a material adverse effect on the Company's business. See "Management's Discussion and Analysis -- The Company."

POTENTIAL ADVERSE EFFECT OF BALANCED BUDGET ACT OF 1997 AND OTHER HEALTHCARE REFORMS

     In recent years, an increasing number of legislative proposals have been adopted at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including a number of proposals that would significantly limit reimbursement under Medicare and Medicaid. In an effort to limit the United States federal budget deficit, the Clinton Administration and Congress recently approved the Balanced Budget Act of 1997 (the "Balanced Budget Act"). The Balanced Budget Act seeks to achieve a balanced federal budget by, among other things, reducing federal spending on the Medicare and Medicaid programs. The law contains numerous changes in the methodology of Medicare payments to skilled nursing facilities and, among other things, repeals the federal payment standard for Medicaid nursing facilities and hospitals. See "Business -- Sources of Revenue." There can be no assurance that these changes will not adversely affect the Company.

     The Company expects that there may continue to be numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment and availability of healthcare services, including proposals that will further limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted in addition to the Balanced Budget Act or, if any such proposals are adopted, what effect such proposals will have on the Company's business. See "-- Reimbursement by Third-Party Payors". There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have any adverse effect on the Company or that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Concern about the potential effects of the proposed reform measures has contributed to the volatility of prices of securities of companies in the healthcare and related industries and may similarly affect the price of the Notes in the future. See "-- Government Regulation" and "Business -- Government Regulation."

RISKS RELATED TO MANAGED CARE STRATEGY

     Managed care payors and traditional indemnity insurers have experienced pressure from their policyholders to curb or reduce the growth in premiums paid to such organizations for healthcare services. HMOs are applying pressure to healthcare providers to reduce prices or to share in the financial risk of providing care through alternate fee structures such as exceptional or fixed case rates. Given the increasing importance of managed care in the healthcare marketplace and the continued cost containment pressures for Medicare and Medicaid, the Company is concentrating on developing managed care contracts. Additionally, the Company, through the UPC Health Network, provides a network of services to meet the needs of managed care organizations. The success of the Company's managed care strategy will depend in large part on its ability to increase demand for post-acute services among managed care organizations, to obtain favorable agreements with managed care organizations and to manage effectively its operations and healthcare delivery costs through various methods, including utilization management and competitive pricing for purchased services. There can be no assurance that pricing pressures faced by healthcare providers will not have a significant adverse effect on the Company's business, results of operations and financial condition.

GOVERNMENT REGULATION

     The provision of institutional care through nursing facilities is subject to regulation by various federal, state and local governmental authorities in the United States. There can be no assurance that such authorities will not impose additional restrictions on the Company's activities that might adversely affect the Company's business.

     Nursing facilities, assisted living facilities and other healthcare businesses, including institutional pharmacy operations, are subject to annual licensure and other regulatory requirements of state and local authorities. In addition, in order for a nursing facility to be approved for payment under the Medicare and Medicaid reimbursement programs, it must meet the participation requirements of the Social Security Act and the regulations thereunder. The regulatory requirements for nursing facility licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, physical environment and administration. Nursing and assisted living facilities are generally subject to unannounced annual inspections by state or local authorities for purposes of relicensure and nursing facilities for purposes of recertification under Medicare and Medicaid.

     In 1987, the United States Congress passed the Omnibus Budget Reconciliation Act which included extensive revisions to the Medicare and Medicaid statutory requirements for nursing facilities. These provisions prescribe an outcome-oriented approach to the provision of services and require that each resident receive the necessary care and services to attain or maintain the highest practicable physical, mental and psychosocial well-being in accordance with the resident's individualized assessment and plan of care. The rules also established requirements for survey, certification and enforcement procedures. The Health Care Financing Administration of the Department of Health and Human Services ("HCFA") promulgated regulations, effective July 1, 1995, to implement the survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes to determine whether the care provided meets the assessed needs of the individual residents. Surveys are generally conducted on an unannounced annual basis by state survey agencies. Remedies are assessed for deficiencies based upon the scope and severity of the cited deficiencies. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor performing facilities from the program. Remedies range from directed plans of correction, directed in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil money penalties up to $3,000 per day for deficiencies that do not constitute immediate jeopardy to resident health and safety; and appointment of temporary management, termination from the program and civil money penalties of up to $10,000 for one or more deficiencies that constitute immediate jeopardy to resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by HCFA prior to implementation. From time to time, the Company receives notices from federal and state regulatory agencies relating to alleged deficiencies for failure to comply with all components of the regulations. While the Company does not always agree with the positions taken by the agencies, the Company reviews such notices and takes corrective action when appropriate. Due to the fact that the new regulatory process provides the Company with limited appeal rights, many alleged deficiencies are not challenged even if the Company is not in agreement with the allegation.

     The July 1995 regulation mandates that facilities which are not in substantial compliance and do not correct deficiencies within a certain time frame must be terminated from the Medicare and/or Medicaid programs. Generally, the facility has no more than six months from deficiency identification to correct the deficiency, but shorter time frames apply when immediate jeopardy to the health or safety of the residents is alleged by the survey agency. While the Company endeavors to comply with all applicable regulatory requirements, from time to time certain of the Company's nursing facilities have been subject to various sanctions and penalties as a result of deficiencies alleged by HCFA or state survey agencies. While in certain instances denial of certification or licensure revocation actions have been threatened, no such actions are currently pending. There can be no assurance that the Company will not be subject to such sanctions and penalties in the future.

     The Company's acquisition and construction of additional nursing facilities are subject to state regulation. All of the states in which the Company currently operates (other than Idaho) have adopted CONs and other laws to regulate expansion, which generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of the changes or the occurrence of certain capital expenditures. Certain states have also passed legislation, enacted rules and regulations and adopted policies that prohibit, restrict or delay the issuance of CONs. In addition, in most states the reduction of beds or the closure of a facility requires the approval of the appropriate state regulatory agency and, if the Company were to determine to reduce beds or close a facility, the Company could be adversely affected by a failure to obtain or a delay in obtaining such approval. To the extent that CON or other similar approvals are required for expansion of the Company's operations, either through facility acquisitions, construction of new facilities or additions to existing facilities, or expansion or provision of new services or other changes, the Company's expansion proposals could be adversely affected by the inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals.

     The Company is also subject to federal and state laws which govern financial and other arrangements between healthcare providers. Such laws include the illegal remuneration provisions of the Social Security Act, which make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a person for any item or service or in return for purchasing, leasing, ordering or arranging for any good, facility, service or item paid by federal health care programs. The Office of the Inspector General ("OIG") of the Department of Health and Human Services ("HHS"), the Department of Justice and other federal agencies interpret these fraud and abuse provisions liberally and enforce them aggressively. The recently enacted Balanced Budget Act also includes numerous health fraud provisions, including: new exclusion authority for the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment, or exclusion; increased mandatory exclusion periods for multiple health fraud convictions, including permanent exclusion for those convicted of three health care-related crimes; authority for the Secretary to refuse to enter into Medicare agreements with convicted felons; new civil money penalties for contracting with an excluded provider or violating the federal anti-kickback statute; new surety bond and information disclosure requirements for certain providers and suppliers; and an expansion of the mandatory and permissive exclusions added by the Health Insurance Portability and Accountability Act of 1996 to any federal health care program (other than the Federal Employees Health Benefits Program). In the summer of 1995, OIG announced a major anti-fraud demonstration project, "Operation Restore Trust". See "Business -- Government Regulation -- Regulation of Certain Transactions." In addition, some states restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as providers of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs (including Medicare and Medicaid), asset forfeitures and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. A civil action to exclude a provider from the Medicaid and/or Medicare programs may be brought. There are also other civil and criminal statutes applicable to nursing facilities and other health care providers, such as those governing false claims. The Company believes it is in compliance with the foregoing statutes and regulations. However, there can be no assurance that government officials responsible for enforcing these statutes will not assert that the Company or certain transactions in which the Company is involved are in violation of these statutes.

     In its role as owner and/or operator of properties, the Company may be responsible for investigating and remedying any hazardous substances that have come to be located on the property, including such substances that may have migrated off, or emitted, discharged, leaked, escaped or been transported from, the property.

Ancillary to the Company's operations are, in various combinations, the handling, use, storage, transportation, disposal and/or discharge of hazardous, infectious, toxic, radioactive, flammable and other hazardous materials, wastes, pollutants or contaminants. Such activities may result in damage to individuals, property or the environment; may interrupt operations and/or increase their costs; may result in legal liability, damages, injunctions or fines; may result in investigations, administrative proceedings, penalties or other governmental agency actions; and may not be covered by insurance. There can be no assurance that the Company will not encounter such risks in the future, and such risks may have a material adverse effect on the operations or financial condition of the Company.

REIMBURSEMENT BY THIRD PARTY PAYORS


     The sources and amounts of the Company's patient revenues derived from the operation of its skilled nursing facilities are determined by a number of factors including licensed bed capacity of its facilities, occupancy rate, the mix of patients and the rates of reimbursement among payor categories (private, Medicare and Medicaid). For fiscal 1997, 1996 and 1995, the Company derived approximately 37%, 38% and 41%, respectively, of its total revenue from Medicaid, 30%, 30% and 26%, respectively, from Medicare and 33%, 32%, and 33%, respectively, from private pay sources. The Company typically receives a higher rate for services to private pay and Medicare patients than for services to patients eligible for assistance under state Medicaid programs. Changes in the mix of the Company's patients among Medicaid, Medicare and private pay sources, and with respect to different types of private pay sources, can significantly affect the revenue and profitability of the Company's operations.


     Both governmental and private third party payors such as insurance companies and HMOs have employed cost containment measures designed to limit payments made to healthcare providers such as the Company. These measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage criteria which limit the services which will be reimbursed and the establishment of payment ceilings which set the maximum reimbursement that a provider may receive for services. Most recently, the Balanced Budget Act requires the establishment of a prospective payment system ("PPS") for Medicare skilled nursing facilities under which facilities will be paid a federal per diem rate for virtually all covered nursing facility services. The law contains numerous other changes that will adversely affect payment to Medicare and Medicaid providers. In addition, prior to the enactment of the Balanced Budget Act, federal law required state Medicaid programs to reimburse nursing facilities for the costs that are incurred by efficiently and economically operated providers in order to meet quality and safety standards. The Balanced Budget Act repealed this payment standard, effective for services provided on or after October 1, 1997, thereby granting states greater flexibility in establishing payment rates. There can be no assurance that budget constraints or other factors will not cause states to reduce Medicaid reimbursement to nursing facilities or that payments to nursing facilities will be made on a timely basis. Any such efforts to reduce Medicaid payment rates or failure of states to meet their Medicaid obligations on a timely basis would have a material adverse effect on the Company. See "Business -- Sources of Revenue." Furthermore, governmental reimbursement programs, including Medicare and Medicaid, are subject to statutory and regulatory changes, retroactive rate adjustments, administrative ceilings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to the Company for its services. There can be no assurance that payments under governmental and private third party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allowable to patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that facilities owned, leased or managed by the Company, or the provision of services and supplies by the Company, now or in the future, will continue to meet the requirements of participation in such programs. The Company could be adversely affected by the continuing efforts of governmental and private third party payors to restrain the amount of reimbursement for healthcare services. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by governments and other payors are expected to continue.

     Managed care organizations and other third party payors have continued to consolidate to enhance their ability to influence the delivery of healthcare services. These organizations are expanding their participation in the Medicare risk HMO plans and thus are providing a significant amount of Medicare services in certain regions. Changes announced in the Balanced Budget Act are expected to support the expansion of Medicare risk HMO plans. These organizations generally enter into service agreements with a limited number of providers for needed services. In addition, under the Balanced Budget Act, Provider Service Organizations ("PSOs") will be allowed to contract directly with Medicare in 1998, and receive payment based upon a capitated basis. The Company will have to be active in regions which establish PSOs in order to ensure it remains an active provider of service to the Medicare-funded PSOs. If the Company is not successful in becoming a preferred or exclusive provider to these HMOs and PSOs ensuring utilization of its contracts with such plans, its business could be materially adversely affected.

RISKS ASSOCIATED WITH REIMBURSEMENT PROCESS AND NON-PAYMENT OF PREVIOUSLY RECOGNIZED REVENUES

     The Company's financial condition and results of operations may also be affected by the revenue reimbursement process, which in the Company's industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled. Net revenues realizable under third party payor agreements are subject to change due to examination and retroactive adjustment by payors during the settlement process. Payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain costs are not reimbursable or because additional supporting documentation is necessary. The Company recognizes revenues from third party payors and accrues estimated settlement amounts in the period in which the related services are provided. The Company estimates these settlement balances by making determinations based on its prior settlement experience and its understanding of the applicable reimbursement rules and regulations. The majority of third party payor balances are settled within two to three years following provision of services. The Company's results of operations would be materially and adversely affected if the amount actually received from third party payors in any reporting period differed materially from the amounts accrued in prior periods. The Company's financial condition and results of operations may also be affected by the timing of reimbursement payments and rate adjustments from third party payors. The Company has from, time to time, experienced delays in receiving reimbursement from intermediaries.

     For those services covered by the Medicare program, the Company is currently reimbursed for its direct costs plus an allocation of indirect costs up to a regional limit. The Company has submitted and will be required to submit exception requests to recover the costs in excess of such regional limits from Medicare. There is no assurance the Company will be able to recover such excess costs under pending or any future requests. The failure to recover these excess costs in the future would adversely affect the Company's financial position and results of operations. The Company is subject to periodic audits by the Medicare and Medicaid programs, and the paying agencies for these programs have various rights and remedies against the Company if they assert that the Company has overcharged the programs or failed to comply with program requirements. Such payment agencies could seek to require the Company to repay any overcharges or amounts billed in violation of program requirements, or could make deductions from future amounts due to the Company. Such agencies could also impose fines, criminal penalties or program exclusions.

POTENTIAL OBLIGATION FOR REIMBURSEMENTS PAID TO OPERATORS OF ACQUIRED FACILITIES

     The Company's growth strategy relies heavily on the acquisition of long-term and subacute care facilities. Regardless of the legal form of the acquisition, the Medicare and Medicaid programs often require that the Company assume certain obligations relating to the reimbursement paid to the former operators of facilities acquired by the Company. For example, the Company may be responsible for any final cost report settlements or findings in the examination process which result in the recoupment from the Company of reimbursement previously paid to the former owner if the former owner is unable to meet its repayment obligations.

RISKS ASSOCIATED WITH RELATED PARTY TRANSACTIONS

     Current Medicare regulations that apply to transactions between related parties, such as the Company's subsidiaries, are relevant to the amount of Medicare reimbursement that the Company is entitled to receive for goods and services which are charged to the Medicare program. The amount charged on related party transactions is dependent upon whether or not the related party exception applies. For transactions between each provider and the applicable related party which do not qualify for the related party exception, the transaction is recorded at cost and no profit may be earned by the related party. For transactions which do qualify for the related party exception, the transaction is recorded at fair market value.

     In order for transactions to qualify as an exception to the related party rule which requires transactions to be recorded at cost, the following conditions must be met: (i) the related party must be a bona fide organization;
(ii) a substantial part of the services of each such related party must be transacted with non-affiliated entities, and there must be an open, competitive market for such services; (iii) the services provided by each such entity commonly are obtained by long-term care facilities from other organizations, and are not a basic element of patient care provided by such facilities; and (iv) the prices charged to the Company's long-term care facilities by such entities are in line with the charges for such services in the open market, and no more than the prices charged by such entities under comparable circumstances to non-affiliated long-term care facilities.

     The related party regulations do not indicate a specific level of services that must be provided to non-affiliated entities in order to satisfy the "substantial part" requirement of such regulations. In instances where this issue has been litigated by others, no consensus has emerged as to the appropriate threshold necessary to satisfy the "substantial part" requirement. The Company believes that it satisfies the requirements for exception to the related party rules in transactions between its long-term care facilities and its UPC Health Network. If, upon audit by federal or state reimbursement agencies, such agencies found that these regulations had not been satisfied for these periods, and if, after appeal, such findings were sustained, the Company could be required to refund the difference between its cost of providing these services to any entity found to be subject to the related party regulations and the higher amount actually received.

     If the Company has failed or, in the future, fails to satisfy regulations for the related party exception with respect to inter-corporate transactions, the Medicare reimbursement that the Company received or will receive could be reduced, and as a result, the Company's financial condition could be materially and adversely affected. While the Company believes that it has satisfied, and will continue to satisfy these regulations, there can be no assurance that its position would prevail if contested by relevant reimbursement agencies. Furthermore, the Company's ability to satisfy these regulations in the future could be affected by a number of factors, including the interpretation of Medicare regulations by federal or state reimbursement agencies and the Company's ability to provide services to non-affiliated facilities.

GEOGRAPHIC CONCENTRATION


     The Company's long-term care facilities are located in Arkansas, Delaware, Florida, Idaho, Indiana, Kentucky, Maryland, Minnesota, Ohio, Oregon, Pennsylvania, Texas, Washington, West Virginia and Wisconsin. Any adverse change in the regulatory environment, the reimbursement rates paid under the Medicaid program or in the supply and demand for services in the states in which the Company operates, and particularly in Florida, Ohio, Pennsylvania and Wisconsin (in each of which the Company derived more than 10% of its total net revenues for fiscal 1996 and 1997), could have a material adverse effect on the Company.


POSSIBLE INABILITY TO IMPLEMENT GROWTH STRATEGY

     There can be no assurance that the Company will be able to continue its growth or be able to implement its strategy to expand its nursing facility operations, develop assisted living and retirement facilities, expand its subacute care and rehabilitative therapy capabilities and expand the UPC Health Network, including through acquisitions. Furthermore, there can be no assurance that suitable acquisitions, for which other healthcare companies (including those with greater financial resources than the Company) may be competing, can be accomplished on terms favorable to the Company or that financing, if necessary, can be obtained for such acquisitions on terms favorable to the Company. The Company may not be able to effectively and profitably integrate the operations of Arbor or future acquisitions or otherwise achieve the intended benefits of such acquisitions. See "-- Ability to Successfully Integrate Arbor." In addition, unforeseen expenses, difficulties, complications or delays may be encountered in connection with the expansion of operations, which could inhibit the Company's growth.

COMPETITION

     The long-term care industry in the United States is highly competitive, with companies offering a variety of similar services. The Company faces competition locally and regionally from other healthcare providers, including for-profit and not-for-profit organizations, home health agencies, institutional pharmacies, medical supplies and service agencies, and rehabilitative therapy providers. Significant competitive factors affecting the placement of residents in nursing and assisted living facilities include quality of care, services offered, reputation, physical appearance, location and, in the case of private pay residents, cost of the services. Since there is little price competition with respect to Medicaid and Medicare residents, the range of services provided by the Company's nursing facilities and their locations affect a facility's competitive position in its market. The Company's pharmacy and medical services and supplies operation and its group purchasing operation also compete with other similar operations ranging from small local operators to companies which are national in scope and distribution capability. There can be no assurance that the Company will not encounter increased competition which could adversely affect its business, results of operations or financial condition.

     The Company also competes with other providers in the acquisition and development of additional facilities. Other competitors may accept a lower rate of return and therefore present significant price competition. In addition, tax-exempt not-for-profit organizations may finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company.

AVAILABILITY OF QUALIFIED PERSONNEL

     Labor costs account for a large percentage of the Company's operating expenses. In the past, the healthcare industry, including the Company's long-term care facilities, has experienced a shortage of nurses to staff healthcare operations, and, more recently, the healthcare industry has experienced a shortage of therapists. The Company is not currently experiencing a nursing or therapist shortage, but it competes with other healthcare providers for the services of nurses, therapists and other professional and non-professional employees. A nursing or therapist shortage could force the Company to pay higher salaries and make greater use of higher cost temporary or contract personnel.

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are dependent on the efforts, ability and experience of its key executive officers. The Company's continued growth and success depends on its ability to attract and retain skilled employees and on the ability of its officers and key employees to successfully manage the Company's operations. The loss of some or all of these key executive officers and skilled employees could have a material adverse impact on the Company's future results of operations.

LIABILITY, INSURANCE AND LEGAL PROCEEDINGS

     The Company's business entails an inherent risk of liability. In recent years, participants in the long-term care industry have become subject to an increasing number of lawsuits arising from operations. The Company is from time to time subject to such suits as a result of the nature of its business. The Company currently maintains insurance policies, including comprehensive general liability, property coverage, and workers' compensation/employer's liability insurance, in amounts and with such coverage and deductibles as it deems appropriate, based on the nature and risks of its business, historical experience and industry standards. In addition, the Company would not be liable for malpractice claims made against non-employees of the Company, including attending physicians at its own facilities and employees of facilities managed by the Company. There can be no assurance, however, that claims will not arise which are in excess of the Company's insurance coverage or are not covered by the Company's insurance coverage. A successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect on the Company's financial condition and results of operations. Claims against the Company, regardless of their merit or eventual outcome, would require management to devote time to matters unrelated to the operation of the Company's business and, due to publicity, may also have a material adverse effect on the Company's ability to attract residents or expand its business. In addition, the Company's insurance policies must be renewed annually and there can be no assurance that the Company will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

FRAUDULENT CONVEYANCE STATUTES

     Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, if, among other things, the Company or any Guarantor, at the time it incurred the indebtedness evidenced by the Notes or its Note Guarantee, (i)(a) was or is insolvent or rendered insolvent by reason of such occurrence or (b) was or is engaged in a business or transaction for which the assets remaining with the Company or such Guarantor constituted unreasonably small capital or (c) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature, and (ii) the Company or such Guarantor received or receives less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness, the Notes and the Note Guarantee, and any pledge or other security interest securing such indebtedness, could be voided, or claims in respect of the Notes or the Note Guarantees could be subordinated to all other debts of the Company or such Guarantor, as the case may be. The voiding or subordination of any such pledges or other security interests or of any of such indebtedness could result in an Event of Default (as defined in the Indenture) with respect to such indebtedness, which could result in acceleration thereof. In addition, the payment of interest and principal by the Company pursuant to the Notes or the payment of amounts by a Guarantor pursuant to a Note Guarantee could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the creditors of the Company or such Guarantor, as the case may be.

     The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company or a Guarantor would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature or (ii) it could not pay its debts as they become due.

     On the basis of their historical financial information, recent operating history as discussed in "Selected Consolidated Financial Information -- The Company -- Historical" and "Management's Discussion and Analysis -- The Company" and other factors, the Company and each Guarantor believes that, after giving effect to the indebtedness incurred in connection with the offering of the Outstanding Notes, it (i) will not be insolvent, will not have unreasonably small capital for the businesses in which it is engaged and will not incur debts beyond its ability to pay such debts as they mature and (ii) will have sufficient assets to satisfy any probable money judgment against it in any pending action. There can be no assurance, however, as to what standard a court would apply in making such determinations.

ABSENCE OF PUBLIC MARKET

     There is no existing market for the Exchange Notes and there can be no assurance as to the liquidity of any markets that may develop from the Exchange Notes, the ability of holders of the Exchange Notes to sell their Exchange Notes, or the prices at which holders would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes; however, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Exchange Notes offered hereby on any securities exchange.

                                THE ACQUISITION


     Extendicare, AHC Acquisition and Arbor were parties to an agreement and plan of merger, dated as of September 29, 1997 (the "Merger Agreement") pursuant to which the parties agreed to proceed with the Tender Offer and the subsequent merger of AHC Acquisition with and into Arbor (the "Merger"), with Arbor as the surviving corporation. The Tender Offer was commenced on October 3, 1997 and expired on November 25, 1997. Over 99% of the issued and outstanding common shares of Arbor (the "Shares") were tendered pursuant to the Tender Offer. On November 26, 1997, the Merger was consummated. The aggregate purchase price for all of the outstanding Shares, and the payments to be made with respect to unexercised options and warrants, was $430.1 million (exclusive of transaction costs and fees totaling $18.7 million), including $109.7 million of assumed debt of Arbor.

                                USE OF PROCEEDS

     The net proceeds received by the Company from the sale of the Outstanding Notes were approximately $193.5 million, after deducting the estimated underwriting discounts and offering expenses. Such net proceeds, together with borrowings under the New Credit Facilities, were used (i) to finance the Acquisition and (ii) to refinance existing indebtedness of the Company and of Arbor and will be used, (i) to fund working capital, (ii) to finance capital expenditures and (iii) for other general corporate purposes.


     The following table illustrates the sources and uses of funds for the Acquisition and the Financing Transactions (dollars in thousands).



Sources of Funds
  New Credit Facilities
     Revolving Credit Facility(1)...........................      $ 54,000
     Tranche A Term Loan Facility due 2003..................       200,000
     Tranche B Term Loan Facility due 2004..................       200,000
  Senior Subordinated Notes due 2007(2).....................       200,000
  Equity contribution from Extendicare......................        44,600
                                                                  --------
     Total Sources..........................................      $698,600
                                                                  ========
Uses of Funds
  Purchase price(3).........................................      $320,404
  Refinancing of existing debt(4)...........................       353,696
  Transaction costs attributable to the Acquisition.........        18,740
  Transaction costs attributable to the refinancing of EHSI
     debt...................................................         5,760
                                                                  --------
     Total Uses.............................................      $698,600
                                                                  ========


---------------


(1) The Revolving Credit Facility has a total availability of $200,000, leaving unused borrowing capacity thereunder of approximately $108,239 (net of letters of credit in the amount of $37,761).


(2) The net proceeds from the sale of the Outstanding Notes were used to repay the Tranche C Loan under the New Credit Facilities, which was used to finance the Tender Offer.


(3) Includes the cost of 7,266,218 shares of Arbor stock at $45 per share, net of $6,576 of proceeds related to the exercise of Arbor stock options by its employees and directors.



(4) Includes refinancing of $242,596 of the Company's indebtedness and $102,500 of Arbor's indebtedness and $8,600 of debt prepayment penalties, net of tax. The indebtedness of the Company and of Arbor to be repaid had a weighted average interest rate of 7.43% and 7.46%, respectively, with maturities ranging from 1997 to 2015 and from 1997 to 2017, respectively.


     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby, the terms of which are identical in all material respects to those of the Outstanding Notes. The Outstanding Notes surrendered in exchange for the Exchange Notes will be cancelled and cannot be reissued. The issuance of the Exchange Notes will not result in any change in the aggregate indebtedness of the Company.

                                 EXCHANGE OFFER

     The Outstanding Notes were not registered under the Securities Act or any state securities laws. The Outstanding Notes were offered and sold (i) to "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act) in compliance with Rule 144A, (ii) to a limited number of institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and (iii) pursuant to offers and sales that occurred outside the United States in accordance with Regulation S under the Securities Act. The Outstanding Notes sold to "qualified institutional buyers" are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market.

TERMS OF THE EXCHANGE OFFER

     Promptly after the Registration Statement of which this Prospectus constitutes a part has been declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Outstanding Notes. The Company will keep the Exchange Offer open for not less than 30 days and not more than 45 days (or longer if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Outstanding Notes. For each Outstanding Note validly tendered to the Company pursuant to the Exchange Offer and not withdrawn by the holder thereof, the holder of such Outstanding Note will receive an Exchange Note having a principal amount equal to the principal amount of such surrendered Outstanding Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Outstanding Note surrendered in exchange therefor or, if no interest has been paid on such Outstanding Note, from the date of the original issue of the Outstanding Notes. The Exchange Notes evidence the same debt as the Outstanding Notes and are issued under and are entitled to the same benefits under the Indenture as the Outstanding Notes. In addition, the Exchange Notes and the Outstanding Notes are treated as one series of securities under the Indenture.

     In the event that the Exchange Offer has not been consummated or a shelf registration statement is not declared effective on or prior to April 16, 1998, then the per annum interest rate on the Outstanding Notes will increase by 0.5% for the first 90 days following April 16, 1998. Such interest rate will be increased by an additional 0.5% per annum beginning at each subsequent 90-day period until the Exchange Offer is consummated; provided, however, that in no event will the interest rate borne by the Outstanding Notes be increased by more than 1.5% per annum. Upon the consummation of the Exchange Offer or the effectiveness of a shelf registration statement, as the case may be, the interest rate borne by the Notes from the date of such consummation or effectiveness, as the case may be, will be reduced to the original interest rate of 9.35% per annum; provided, however, that, if after such reduction in interest rate, a different event specified above occurs, the interest rate may again be increased pursuant to the foregoing provisions.

PERIOD FOR TENDERING OUTSTANDING NOTES

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Outstanding Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New
York City time, on           , 1998; provided, however, that if the period of
time for which the Exchange Offer is open is extended, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

     As of the date of this Prospectus, $200,000,000 aggregate principal amount of Notes is outstanding. This Prospectus, together with the Letter of
Transmittal, is first being sent on or about           , 1998, to all Holders of
Outstanding Notes known to the Company. The Company's obligation to accept Outstanding Notes for exchange pursuant to the Exchange Offer is subject to certain conditions set forth under "-- Certain Conditions to the Exchange Offer" below.

     Outstanding Notes tendered in the Exchange Offer must be in denominations of principal amount of $1,000 or any integral multiple thereof.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Outstanding Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "-- Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Outstanding Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OUTSTANDING NOTES


     The tender to the Company of Outstanding Notes by a Holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Outstanding Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to, or an Agent's Message (as defined herein) in connection with a book-entry transfer must be completed and received by, The Bank of Nova Scotia Trust Company of New York (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Outstanding Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Outstanding Notes, if such procedure is available, into the Exchange Agent's account at DTC (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OUTSTANDING NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO THE ISSUER.



     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent, forming a part of a confirmation of a book-entry transfer, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering the Outstanding Notes that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Issuers may enforce such agreement against such participant.


     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Outstanding Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Outstanding Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be made by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions").

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Outstanding Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Outstanding Notes not properly tendered or to not accept any particular Outstanding Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Outstanding Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Outstanding Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Outstanding Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Outstanding Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

     If Outstanding Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Outstanding Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Holder with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Outstanding Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

     In all cases, issuance of Exchange Notes for Outstanding Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Outstanding Notes or a timely Book-Entry Confirmation of such Outstanding Notes in the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Outstanding Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Outstanding Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Outstanding Notes will be returned without expense to the tendering Holder thereof (or, in the case of Outstanding Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Outstanding Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER


     The Exchange Agent will make a request to establish an account with respect to the Outstanding Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility system may make book-entry delivery of Outstanding Notes by causing DTC to transfer such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with DTC's procedures for transfer. However, although delivery of Outstanding Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, or an Agent's Message, must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.


GUARANTEED DELIVERY PROCEDURES

     If a registered Holder of the Outstanding Notes desires to tender such Outstanding Notes and the Outstanding Notes are not immediately available, or time will not permit such Holder's Outstanding Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, or mail or hand delivery), setting forth the name and address of the Holder of Outstanding Notes and the amount of Outstanding Notes tendered, stating that the tender is being made thereby and guaranteeing that within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

     Tenders of Outstanding Notes may be withdrawn at any time prior to the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Outstanding Notes to be withdrawn, identify the Outstanding Notes to be withdrawn (including the principal amount of such Outstanding Notes), and (where certificates for Outstanding Notes have been transmitted) specify the name in which such Outstanding Notes are registered, if different from that of the withdrawing Holder. If certificates for Outstanding Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Outstanding Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Outstanding Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Outstanding Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Outstanding Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Outstanding Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Outstanding Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Outstanding Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Outstanding Notes for exchange or the exchange of the Exchange Notes for such Outstanding Notes, any of the following events shall occur:

     (a) the Exchange Offer violates applicable law or any applicable interpretation of the staff of the Commission;

     (b) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair the ability of the Company to proceed with the Exchange Offer, or a material adverse development shall have occurred in any existing action or proceeding with respect to the Company; or

     (c) all governmental approvals shall not have been obtained, which approvals the Company deems necessary for the consummation of the Exchange Offer.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable judgment. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, the Company will not accept for exchange any Outstanding Notes tendered, and no Exchange Notes will be issued in exchange for any such Outstanding Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939.

EXCHANGE AGENT

     The Bank of Nova Scotia Trust Company of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of the Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

 Main Delivery to:  The Bank of Nova Scotia Trust Company of New York, Exchange
                                     Agent

                      By Mail, Hand or Overnight Delivery:

               The Bank of Nova Scotia Trust Company of New York
                         One Liberty Plaza, 23rd Floor
                               New York, NY 10006
                             Attention:  Pat Keane

                           Facsimile:  (212) 225-5436
                     Confirm by Telephone:  (212) 225-5427

     DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

     The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer.

     The Company will pay certain other expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent, accounting and certain legal fees.

TRANSFER TAXES

     Holders who tender their Outstanding Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register Exchange Notes in the name of, or request that Outstanding Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Outstanding Notes as set forth in the legend thereon as a consequence of the issuance of the Outstanding Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Outstanding Notes under the Securities Act. To the extent that Outstanding Notes are tendered and accepted in connection with the Exchange Offer, any trading market for Outstanding Notes not tendered in connection with the Exchange Offer could be adversely affected. The tender of Outstanding Notes pursuant to the Exchange Offer may have an adverse effect upon, and increase the volatility of, the market price of the Outstanding Notes due to a reduction in liquidity.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of December 31, 1997. For additional information, see the EHSI Consolidated Financial Statements included elsewhere in this Prospectus.



                                                               (DOLLARS IN THOUSANDS)
                                                               ----------------------
Short-term indebtedness and current maturities of long-term
  debt......................................................          $ 30,418
                                                                      ========
Long-term debt
  Notes payable.............................................            48,664
  New Credit Facilities:
     Revolving Credit Facility(1)...........................            54,000
     Term Loan Facilities...................................           373,000
  Mortgages.................................................             7,618
  Senior Subordinated Notes due 2007........................           200,000
                                                                      --------
     Total long-term debt...................................           683,282
Minority interests..........................................             2,314
Shareholder's equity........................................           281,772
                                                                      --------
     Total capitalization...................................          $967,368
                                                                      ========


---------------


(1) The Revolving Credit Facility has a total availability of $200,000, leaving unused borrowing capacity thereunder of approximately $108,239 (net of letters of credit in the amount of $37,761).

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION


     The following Unaudited Pro Forma Condensed Consolidated Financial Information is based on the historical financial information appearing elsewhere in this Prospectus. The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1997 gives effect to the Acquisition, the Financing Transactions and the acquisition of the assets of Medi-Management as if they had occurred on January 1, 1997.



     The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable and are described in the notes accompanying the Unaudited Pro Forma Condensed Consolidated Statement of Operations. The Unaudited Pro Forma Condensed Consolidated Financial Information is provided for informational purposes only and does not purport to represent what the Company's results of operations would actually have been had the transactions in fact occurred at such dates or to project the Company's results of operations or financial position at or for any future date or period. The Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared using the purchase method of accounting, whereby the total cost of the Acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective date of the Merger.



     The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis," the EHSI Consolidated Financial Statements and the Arbor Consolidated Financial Statements appearing elsewhere in this Prospectus.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                 (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)



                                                FOR THE YEAR ENDED DECEMBER 31, 1997
                                ---------------------------------------------------------------------
                                              HISTORICAL
                                             JAN. 1/97 TO    TRANSACTION ADJUSTMENTS
                                HISTORICAL    NOV. 25/97    --------------------------     PRO FORMA
                                   EHSI         ARBOR       MEDI-MANAGEMENT   ARBOR(2)      COMBINED
                                ----------   ------------   ---------------   --------     ----------
REVENUES......................   $916,161      $218,178         $10,078(1)    $     --     $1,144,417
COSTS AND EXPENSES:
  Operating...................    747,016       173,232           7,712(1)          --        927,960
  General and
     administrative...........     40,510        10,483              --             --         50,993
  Lease costs.................     10,213         4,102              10(1)          --         14,325
  Depreciation and
     amortization.............     35,290        10,197             571(1)       5,316(3)      51,374
  Interest expense............     25,519         7,475             960(1)      25,064(4)      59,018
  Interest income.............     (1,517)           --              --             --         (1,517)
  Other, net..................         --            72              --             --             72
                                 --------      --------         -------       --------     ----------
                                  857,031       205,561           9,253         30,380      1,102,225
                                 --------      --------         -------       --------     ----------
     Earnings before income
       taxes, minority
       interests and
       extraordinary items....     59,130        12,617             825        (30,380)        42,192
PROVISION FOR INCOME TAXES....     22,336         4,921             289(1)      (9,689)(5)     17,857
                                 --------      --------         -------       --------     ----------
     Earnings before minority
       interests and
       extraordinary items....     36,794         7,696             536        (20,691)        24,335
MINORITY INTERESTS............        813            --              --             --            813
                                 --------      --------         -------       --------     ----------
     Earnings before
       extraordinary items....   $ 35,981      $  7,696         $   536       $(20,691)    $   23,522
                                 ========      ========         =======       ========     ==========
EARNINGS PER SHARE
  BEFORE EXTRAORDINARY
  ITEMS(6)....................   $     38                                                  $       25
                                 ========                                                  ==========
OTHER DATA:
Ratio of earnings to fixed
  charges(7)..................        3.0x                                                        1.7x


See accompanying Notes To Unaudited Pro Forma Condensed Consolidated Statements
                                 of Operations

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                      CONSOLIDATED STATEMENT OF OPERATIONS

                             (DOLLARS IN THOUSANDS)


    The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1997 gives effect to the Acquisition, the Financing Transactions and the acquisition of the assets of Medi-Management as if they had occurred on January 1, 1997. On November 26, 1997, the Company acquired Arbor for $45.00 per share. The Acquisition has been accounted for using the purchase method, whereby the total cost of the Acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective date of the Merger.



    The cost of the Acquisition and allocation thereof in excess of the fair value of the net assets acquired is as follows:



    Purchase price..............................................    $320,404
    Transaction costs attributable to the Acquisition...........      18,740
                                                                    --------
                                                                     339,144
    Elimination of:
      Arbor shareholders' equity................................     (76,272)
      Arbor goodwill............................................      21,996
                                                                    --------
    Purchase price in excess of the net book value of the net
      assets acquired...........................................     284,868
    Allocation to:
      Deferred financing costs..................................      (9,900)
      Property and equipment, to adjust to fair value...........     (77,313)
      Deferred taxes............................................      29,932
      Identifiable intangible assets (see note(3))..............     (81,297)
                                                                    --------
    Goodwill....................................................    $146,290
                                                                    ========



    The following table illustrates the sources and uses of funds for the Acquisition and the Financing Transactions.



    Sources of Funds
      New Credit Facilities
        Revolving Credit Facility(i)............................      $ 54,000
        Tranche A Term Loan Facility due 2003...................       200,000
        Tranche B Term Loan Facility due 2004...................       200,000
      Senior Subordinated Notes due 2007(ii)....................       200,000
      Equity contribution from Extendicare......................        44,600
                                                                      --------
        Total Sources...........................................      $698,600
                                                                      ========
    Uses of Funds
      Purchase price(iii).......................................      $320,404
      Refinancing of existing debt(iv)..........................       353,696
      Transaction costs attributable to the Acquisition.........        18,740
      Transaction costs attributable to the refinancing of EHSI
        debt....................................................         5,760
                                                                      --------
        Total Uses..............................................      $698,600
                                                                      ========


---------------


(i) The Revolving Credit Facility has a total availability of $200,000, leaving unused borrowing capacity thereunder of approximately $108,239 (net of letters of credit in the amount of $37,761).



(ii) The net proceeds from the sale of the Outstanding Notes were used to repay the Tranche C Loan under the New Credit Facilities, which was used to finance the Tender Offer.



(iii) Includes the cost of 7,266,218 shares of Arbor stock at $45 per share, net of $6,576 of proceeds related to the exercise of Arbor stock options by its employees and directors.



(iv) Includes refinancing of $242,596 of the Company's indebtedness and $102,500 of Arbor's indebtedness and $8,600 of debt prepayment penalties, net of tax.

---------------


(1) The Company acquired the assets of Medi-Management on May 31, 1997, for approximately $24,000, and assumed historical debt of approximately $9,200. The information presented represents the results of operations of Medi-Management from January 1, 1997 through to May 31, 1997, with respect to the results for the year ended 1997.


(2) Management anticipates achieving annual general and administrative cost savings of approximately $7,100 as a result of the elimination of duplicative positions of Arbor, the closing of Arbor's corporate offices, the elimination of costs associated with Arbor's airplane, the elimination of various public company costs and the reduction of professional and accounting fees. Management believes additional opportunities exist for cost savings and revenue enhancements as a result of the Acquisition. However, there can

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                             (DOLLARS IN THOUSANDS)

    be no assurance that these cost savings or revenue enhancements will be realized. There also can be no assurance that other costs and expenses of the Company will not increase, thereby lowering or offsetting management's estimated cost savings. The Company has not included an estimate for cost savings in the determination of pro forma financial information pursuant to the Securities and Exchange Commission regulations.


(3) Reflects the increase in depreciation and amortization of goodwill resulting from the allocation of the purchase price in excess of the net book value of the assets acquired to property and equipment, identifiable intangible assets and goodwill of $77,313, $81,297 and $146,290, respectively. In assigning the fair market value of property and equipment the remaining useful lives of the assets were reevaluated. As such, the incremental increase in depreciation expense created by the fair value increment assigned to buildings and improvements is partially offset by a decrease in depreciation expense on furniture and equipment and leasehold improvements.



    The components of the identifiable intangible assets and goodwill are as follows:



Pharmacy contract rights and client lists -- over 20
  years.....................................................  $ 56,313
Certificates of Need -- over 40 years.......................    15,000
Leasehold rights -- over lease team weighted average 9
  years.....................................................     9,984
Goodwill -- nursing home operations over 40 years...........   146,290
                                                              --------
Total identifiable intangible assets and goodwill...........  $227,587
                                                              ========


    Incremental Depreciation and Amortization Expense:


Amortization of goodwill....................................  $3,297
Amortization of identifiable intangible assets..............   3,901
                                                              ------
                                                               7,198
Elimination of historical amortization of Arbor intangible
  assets and EHSI deferred financing costs written off......  (1,990)
                                                              ------
Increase in amortization expense............................   5,208
Increase in depreciation expense............................     108
                                                              ------
Pro forma adjustment........................................  $5,316
                                                              ======


(4) Reflects the estimated increase in interest expense resulting from the Acquisition and the incurrence of indebtedness under the New Credit Facilities and the Outstanding Notes to finance the Acquisition and repay a portion of existing indebtedness of the Company and Arbor, offset partially as a result of proceeds of the contribution of equity from Extendicare.


    Incremental Interest Expense:



Elimination of historical interest expense on debt replaced
  with new debt.............................................    $(23,935)
Elimination of Tranche C Term Loan origination fee..........      (1,500)
Elimination of amortization of Arbor deferred financing
  costs included in historical amounts......................        (526)
Amortization of deferred financing costs on new debt over a
  weighted average 7 year period............................       2,637
Interest expense on $654.0 million of new debt at an average
  rate of 8.14% to date of acquisition......................      48,040
Commitment fee on unused portion of Revolving Credit
  Facility..................................................         348
                                                                --------
                                                                $ 25,064
                                                                ========



    The interest rates used for the calculation were as follows:



                                                                INTEREST RATE         BASED ON
                                                                --------------    ----------------
New Credit Facilities
  Revolving Credit Facility.................................         7.49%           LIBOR + 1.75%
  Tranche A Term Loan.......................................         7.49%           LIBOR + 1.75%
  Tranche B Term Loan.......................................         7.74%           LIBOR + 2.00%
  Swap on notional $250,000.................................         7.65%
Outstanding Notes...........................................         9.35%



    The Company has entered into interest rate swap agreements which effectively change the interest rate on $250,000 of notional LIBOR based borrowings under the New Credit facilities to a weighted average fixed rate, including applicable margins, of 7.65%. The portion of the notional swap allocated to the Tranche A Term Loan and to the Tranche B Term Loan is $100,000 and $150,000, respectively.



    For purposes of the above pro forma interest calculation, LIBOR at April 2, 1998 of 5.74% has been used. Each .25% change in the interest rate of long-term debt would change the Company's pro forma interest expense by $510.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                             (DOLLARS IN THOUSANDS)


(5) Represents income tax expense at an effective tax rate of 39.6% for the year ended December 31, 1997, excluding the amortization of non-deductible goodwill. The primary difference between the expense calculated at statutory rates and the amounts reflected in the pro forma statements is attributable to non-deductible goodwill and the provision for state income taxes.


(6) Earnings per share is computed using the weighted average outstanding shares of 947 for the respective periods.

(7) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

                     SELECTED FINANCIAL AND OPERATING DATA

     Set forth below and on the next three pages are selected historical financial data for the Company and Arbor.

THE COMPANY -- HISTORICAL


     The following table presents selected consolidated financial and operating data of the Company as of and for the years ended December 31, 1997, 1996, 1995, 1994 and 1993. The financial information presented for the fiscal years ended December 31, 1997, 1996, 1995, 1994 and 1993 has been derived from the EHSI Consolidated Financial Statements. The following information should be read in conjunction with the EHSI Consolidated Financial Statements and "Management's Discussion and Analysis -- The Company" included elsewhere in this Prospectus.



                                                            YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------
                                               1997        1996       1995       1994       1993
                                             ---------   --------   --------   --------   --------
                                                 (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)
INCOME STATEMENT DATA:
Revenues:
  Routine care and assisted living.........  $ 570,294   $526,486   $498,140   $470,310   $436,663
  Medical specialty........................    336,325    290,515    242,339    188,419    154,543
  Other....................................      9,542      7,346      6,649      6,265      6,065
                                             ---------   --------   --------   --------   --------
                                               916,161    824,347    747,128    664,994    597,271
Costs and expenses:
  Operating................................    747,016    677,159    626,405    559,744    507,088
  General and administrative...............     40,510     33,262     28,672     24,944     23,004
  Lease costs..............................     10,213      8,756      9,005      8,920      8,705
  Depreciation and amortization............     35,290     29,703     25,872     23,092     21,378
  Interest, net............................     24,002     18,477     14,776     13,083     12,094
                                             ---------   --------   --------   --------   --------
                                               857,031    767,357    704,730    629,783    572,269
                                             ---------   --------   --------   --------   --------
Earnings from operations...................  $  59,130   $ 56,990   $ 42,398   $ 35,211   $ 25,002
Net earnings...............................  $  25,763   $ 34,008   $ 25,521   $ 21,709   $ 22,306
Earnings per share.........................  $      27   $     36   $     27   $     23   $     24
Dividends per share........................  $    1.73         --         --   $  10.56         --
Weighted average shares outstanding........        947        947        947        947        947
BALANCE SHEET DATA (AT PERIOD END):
Working capital............................  $  95,184   $ 60,492   $ 38,555   $ 23,858   $ 30,033
Total assets...............................  1,229,249    591,851    525,634    444,664    394,600
Long-term debt.............................    683,282    222,954    196,769    166,808    153,184
Shareholder's equity.......................    281,772    201,521    167,513    141,992    130,283
OTHER DATA:
Ratio of earnings to fixed charges(1)......       2.9x       3.5x       3.1x       3.0x       2.4x
Property and equipment capital
  expenditures.............................  $  57,686   $ 53,581   $ 56,469   $ 35,271   $ 18,779

                                                            YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------
                                               1997        1996       1995       1994       1993
                                             ---------   --------   --------   --------   --------
                                                 (DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED)
OPERATING DATA:
Number of facilities (end of period)(2)
  Nursing..................................        194        155        152        150        144
  Assisted living and retirement...........         38         31         22         16         13
Resident capacity (end of period)(2)
  Nursing (beds)...........................     20,971     16,644     16,551     16,425     15,833
  Assisted living and retirement (units)...      1,488      1,140        874        708        562
Average occupancy rate
  Nursing..................................         88%        89%        89%        91%        93%
  Assisted living and retirement(3)........         83         86         88         89         90
Payor source as a percentage of total
  revenue
  Private pay..............................         33%        32%        33%        35%        36%
  Medicare.................................         30         30         26         22         19
  Medicaid.................................         37         38         41         43         45


---------------


(1) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.



(2) Includes managed facilities.



(3) Reflects occupancy rate for assisted living and retirement facilities following one year of operation as a Company facility.

ARBOR -- HISTORICAL

     The following table presents selected consolidated financial and operating data of Arbor as of and for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 and each of the nine months ended September 30, 1997 and 1996. The financial information presented for the fiscal years ended December 31, 1996, 1995, 1994, 1993 and 1992 has been derived from the Arbor Consolidated Financial Statements. The financial information presented for the nine months ended September 30, 1997 and 1996, has been derived from the Arbor Unaudited Interim Consolidated Financial Statements, and, in the opinion of management of Arbor, reflects a fair presentation of Arbor's financial information. The following information should be read in conjunction with the Arbor Consolidated Financial Statements, the Arbor Unaudited Interim Consolidated Financial Statements and "Management's Discussion and Analysis -- Arbor" included elsewhere in this Prospectus.


                                                      NINE MONTHS
                                                         ENDED
                                                     SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                                  -------------------   ----------------------------------------------------
                                                    1997       1996       1996       1995       1994       1993       1992
                                                  --------   --------   --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues
  Subacute care.................................  $ 94,623   $ 82,971   $113,123   $100,945   $ 82,874   $ 62,008   $ 38,562
  Basic care....................................    63,901     62,722     84,015     75,931     65,615     60,999     55,974
  Pharmacy and other............................    22,680     15,385     21,639     15,282     10,302      9,273     11,806
                                                  --------   --------   --------   --------   --------   --------   --------
Total net revenues..............................   181,204    161,078    218,777    192,158    158,791    132,280    106,342
Expenses
  Operating.....................................   141,614    127,011    171,170    151,922    126,249    104,883     83,995
  General corporate.............................     8,081      7,123      9,680      8,992      7,353      6,230      4,460
  Operating lease rental........................     3,292      3,410      4,450      4,301      4,062      3,939      4,289
  Interest......................................     6,106      5,161      7,108      5,822      4,642      5,043      4,700
  Depreciation and amortization.................     7,928      6,498      8,924      7,450      5,636      4,436      3,661
                                                  --------   --------   --------   --------   --------   --------   --------
Total expenses..................................   167,021    149,203    201,332    178,487    147,942    124,531    101,105
                                                  --------   --------   --------   --------   --------   --------   --------
Income from operations..........................  $ 14,183   $ 11,875   $ 17,445   $ 13,671   $ 10,849   $  7,749   $  5,237
Net income (unaudited pro forma for 1993 and
  1992)(1)......................................  $  8,558   $  6,956   $ 10,223   $  8,452   $  6,903   $  4,884   $  3,236
Net income per share (unaudited pro forma for
  1993 and 1992)(1).............................  $   1.22   $   1.00   $   1.47   $   1.23   $   1.01   $   0.82   $   0.60
Weighted average shares outstanding (000's).....     7,035      6,970      6,969      6,881      6,842      5,986      5,408
BALANCE SHEET DATA (AT PERIOD END):
Working capital.................................  $ 18,325              $ 14,422   $  4,207   $ 10,175   $ 11,857   $  9,609
Total assets....................................   233,895               209,474    178,783    136,591    116,311    100,651
Long-term obligations, less current
  maturities....................................   103,720                94,643     74,741     52,956     48,354     57,426
Stockholders' equity and redeemable stock.......    75,102                66,016     55,628     46,485     39,575     19,098
OTHER DATA:
Ratio of earnings to fixed charges(2)...........       2.9x       2.7x       2.9x       2.7x       2.7x       2.2x       1.8x
Property and equipment capital expenditures.....  $ 14,010   $ 18,417   $ 23,463   $ 23,159   $ 18,549   $ 13,795   $ 18,119
OPERATING DATA:
Number of facilities (end of period)(3).........        31         29         30         27         25         23         22
Resident capacity (end of period)(3)............     3,696      3,458      3,578      3,244      2,996      2,767      2,637
Average occupancy rate(4).......................       91%        89%        89%        89%        88%        89%        88%
Payor source as a percentage of total revenue
  Private pay(5)................................       36%        33%        34%        33%        35%        37%        41%
  Medicare......................................        32         35         34         36         34         29         21
  Medicaid......................................        32         32         32         31         31         34         38


---------------

(1) Unaudited pro forma net income resulted from pro forma income taxes which include income taxes computed as if Marshall Properties, Inc. had been included in Arbor's consolidated group for income tax purposes prior to its acquisition and pooling of interests effective June 30, 1993.

(2) The ratio of earnings to fixed charges is calculated by dividing earnings from operations before income taxes plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

(3) Includes managed facilities.

(4) Represents total billed patient days divided by total available days with respect to owned and leased facilities.

(5) Private revenues as classified by Arbor include reimbursement received from individuals, HMOs, PPOs, indemnity insurers, and other charge-based sources, the management of one center and in 1992 the development of facilities for others.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


THE COMPANY



     The Company is one of the largest providers of long-term care and related services in the United States. The Company operated 194 nursing facilities (20,971 operational beds) and 38 assisted living and retirement facilities (1,488 units) at December 31, 1997. The Company's facilities are located in 15 states. The Company also operates an institutional pharmacy business, which at December 31, 1997 serviced approximately 47,000 nursing facility beds in regional markets throughout the United States.



     The Company's revenues are derived through the provision of healthcare services in its network of facilities, including long-term care services such as skilled nursing care, assisted living care and related support services and medical specialty services such as subacute care and rehabilitative therapy, pharmacy supplies and services and medical equipment, supplies and services. From 1995 to 1997 the percentage of the Company's revenue derived from routine care and assisted living care has declined from 66.7% to 62.2%, while the percentage of revenue derived from medical specialty services has increased from 32.4% to 36.7%. The increase in the percentage of revenue attributable to medical specialty services reflects the Company's focus on expanding its provision of higher revenue specialized subacute care services.



     The Company receives payment for its services and products from Federal (Medicare) and State (Medicaid) funded cost reimbursement programs, as well as from private payors. The private-pay classification includes payments from individuals, commercial insurers, health maintenance organizations, and other fee-based payment sources, including Blue Cross Associations and the Veterans Administration. The following table sets forth the Company's private pay, Medicare and Medicaid sources of revenue by percentage of total revenue:



                                                                       YEAR ENDED
                                                                       DECEMBER 31
                                                               ---------------------------
                                                                1997      1996      1995
                                                               -------   -------   -------
Private pay.................................................        33%       32%       33%
Medicare....................................................        30        30        26
Medicaid....................................................        37        38        41



     Funds received by the Company under the Medicare and Medicaid programs are subject to audit with respect to the application of various payment formulas and such audits can result in retroactive adjustments to revenues. The Company is reimbursed under the Medicare program for its direct costs plus an allocation of indirect costs up to a regional limit. The costs of care for Medicare patients receiving specialty medical services is often expected to exceed the regional reimbursement limits. The Company in such cases files for routine cost limit ("RCL") exceptions in an attempt to recover such additional costs. There can be no assurance that the Company will be able to recover such excess costs under pending or future exception requests. In addition, on-going efforts by third-party payors to contain healthcare costs by limiting reimbursement rates, increasing case management reviews and negotiating reduced contract pricing could affect the Company's future revenues and profitability. Most recently, the Balanced Budget Act requires the establishment of a prospective payment system ("PPS") for Medicare residents in skilled nursing facilities under which facilities will be paid a federal per diem rate for virtually all covered nursing facility services in lieu of the current cost-based reimbursement rate. This change will reward efficient providers and penalize those that are inefficient. The law contains numerous other provisions that will adversely affect payments to providers. See "Risk Factors -- Potential Adverse Effect of Balanced Budget Act of 1997 and Other Health Care Reforms," "-- Reimbursement by Third Party Payors," and "-- Risks Associated with Reimbursement Process."

     The following is a summary of acquisitions and expansion through construction made by the Company during the years ended December 31, 1997, 1996 and 1995 as part of its growth strategy:


ACQUISITIONS


- The Company during 1997 acquired all of the outstanding stock of Arbor Health Care Company ("Arbor"), a company engaged in operating 31 nursing facilities (3,696 operational beds) for $448.8 million, including the assumption of $109.7 million of Arbor's debt. Seven of Arbor's facilities (802 operational beds) are leased under long-term operating leases. The acquisition of Arbor also included Arbor's institutional pharmacies and outpatient rehabilitation businesses.



- The Company also acquired in 1997 nine nursing facilities (890 operational beds), of which two were previously leased, at purchase prices totaling $41.7 million. Five of the facilities were acquired from Medi-Management for a purchase price of approximately $24 million and the assumption of $9.2 million of debt. The Company also acquired the assets of seven medical specialty services related businesses for a total of $9.3 million during the year.


- The Company acquired four nursing facilities (652 operational beds) at purchase prices totaling $23.5 million, which included two previously leased facilities, during 1996. The operating assets of an institutional pharmacy were also acquired for $0.4 million.

- The Company acquired five nursing facilities (534 operational beds) for $13.1 million during 1995, three of which had been operated under lease agreements, and a 60 percent partnership interest in an institutional pharmacy in Florida.

CONSTRUCTION


- The Company completed construction of one nursing facility (74 operational beds), three nursing facility additions (79 operational beds), seven assisted living facilities (330 units), two assisted living facility addition (18 units) and seven therapy additions during 1997.


- The Company completed construction of three nursing facility additions (90 operational beds), six assisted living facilities (189 units) and twenty therapy additions during 1996.

- The Company completed construction of one nursing facility (60 operational beds), two nursing facility additions (111 operational beds), five assisted living facilities (127 units) and seventeen therapy additions during 1995.


     The Company sold one nursing facility (179 operational beds) for $2.0 million and two nursing facilities (371 operational beds) for $6.5 million during 1997 and 1996, respectively. The prices for the facilities approximated their net book value. It also ceased operations at one of its leased facilities during 1996.

RESULTS OF OPERATIONS

     The following table sets forth details of revenues and earnings as a percentage of total revenues:


                                                                      YEAR ENDED DECEMBER 31
                                                                -----------------------------------
                                                                  1997         1996         1995
                                                                ---------    ---------    ---------
Revenues
  Routine Care and Assisted Living..........................         62.2%        63.9%        66.7%
  Medical Specialty Services................................         36.7         35.2         32.4
  Other.....................................................          1.0          0.9          0.9
                                                                ---------    ---------    ---------
                                                                    100.0        100.0        100.0
Operating and administrative costs..........................         86.0         86.2         87.7
Property costs..............................................          5.0          4.7          4.7
Interest, net...............................................          2.6          2.2          2.0
Earnings before taxes.......................................          6.5          6.9          5.6
Income taxes................................................          2.4          2.7          2.2
Earnings before extraordinary item..........................          3.9          4.1          3.4
Extraordinary item..........................................          1.1          0.0          0.0
Net earnings................................................          2.8%         4.1%         3.4%



YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996


REVENUES


     Revenues in 1997 were $916.2 million, representing an increase of $91.9 million (11.1%) from $824.3 million in 1996. The majority of the Company's revenue was derived from routine skilled nursing facility revenues (60.4%). The increase in revenues of $91.9 million included increases in routine care and assisted living revenues of $43.8 million, medical specialty services revenues of $45.8 million and other revenues of $2.2 million.



     The increase in routine care and assisted living facility revenues of $43.8 million included a net increase of $13.4 million resulting from the opening of a newly constructed facility and the acquisition of five facilities effective June 1, 1997, two facilities effective September 1, 1997 and Arbor's 31 facilities effective November 26, 1997, partially offset by divestitures. The remaining increase in such revenues of $29.3 million (5.7%) was realized from facilities which the Company operated during each of 1997 and 1996 ("same facilities"). Same facility revenues increased between periods due to rate increases and the increased recognition of Medicare program RCL exception amounts. An increased level of RCL revenues totalling $2.7 million was recognized during 1997 pertaining to prior years as the result of the Company attaining a level of intermediary approval experience sufficient to enable it to reasonably estimate the amount of exception request dollars subsequently approved. The amounts recorded were at the actual amounts approved or 70% of filed amounts which approximates the Company's most recent approval experience. The Company also began in 1997 to recognize estimated RCL exception request amounts on a current year basis. Approximately $3.5 million of estimated 1997 exception request amounts have been recorded during 1997. Partially offsetting the aforementioned increases was a decline in same facility occupancy and a decline in other retroactive rate settlements between periods. Total occupancy, defined as patient days for nursing facilities and units occupied for assisted living facilities, declined 1.1%. The lower census between years is partially due to one less day in 1997 versus 1996 as a result of the leap year effect in 1996. The one less day accounted for a 0.3% decline in total occupancy. Occupancy percentages based on beds/units in operation were 88.4% in 1997 and 89.0% in 1996.



     The increase in medical specialty services revenues of $45.8 million (16.2%) included $18.0 million from acquisitions during 1997, net of divestitures. The remaining increase of $29.0 million is due to a number of factors. Restorative therapy revenues increased $16.1 million due to the increased utilization of such services by patients and as a result of the Company's ability to provide such services as a result of the completion of

27 therapy addition construction projects in 1996 and 1997. Pharmacy revenues increased approximately $11.8 million due to price and product mix changes.



     Pharmacy operations serviced an average of 30,611 nursing facility beds during 1997 compared to 30,784 nursing facility beds during 1996. Pharmacy operations were servicing approximately 47,000 nursing facility beds at December 31, 1997 including 15,500 beds added as a result of the acquisition of Arbor in November 1997.


OPERATING AND GENERAL AND ADMINISTRATIVE COSTS


     Operating and general and administrative costs increased $77.1 million or 10.8% between periods. The increase included increases in costs relating to acquisitions and a newly constructed facility, net of divestitures of approximately $23.4 million in 1997. The remaining increase in operating and general and administrative costs of $53.7 million (7.9%) included wage-related increased costs of $38.6 million. The increase in wage-related costs included an increase of $42.5 million to attract and retain qualified personnel offset by a decrease in workers' compensation costs of $3.9 million due to lower premiums as the result of a change in insurance carriers, favorable experience and loss prevention efforts. Remaining increases, excluding wage-related costs, were increased medical specialty services costs of $10.0 million, principally for therapy and pharmacy related services and products which corresponds to the increase in such revenues and higher patient acuity levels, and $5.1 million related to other routine care and general and administrative costs.


PROPERTY COSTS


     Property costs, representing depreciation, amortization and lease costs, increased $7.0 million (18.3%) to $45.5 million in 1997 compared with 1996. The increase includes $2.3 million as a result of the Arbor acquisition. The remaining increase is principally due to the overall increase in the number of facilities operated by the Company and the construction of additions to the Company's facilities.


INTEREST


     Net interest expense increased $5.5 million to $24.0 million in 1997 compared to $18.5 million in 1996. The increase includes $1.5 million for loan organization fees in 1997. The remaining $4.0 million increase is due to the effect of an increase in the average debt level to $327.9 million during 1997 from $233.4 million during 1996 resulting from the Company's acquisitions and capital expenditures. The increase was partially offset by a decrease in the weighted average interest rate of all long-term debt to approximately 7.33% in 1997 compared to approximately 8.38% in 1996. Net interest expense was also affected by more favorable investment earnings in 1997 compared to 1996.


INCOME TAXES


     Income taxes in 1997 decreased to $22.3 million from $22.5 million in 1996. The Company's effective tax rates were 37.8% in 1997 and 39.6% in 1996. The decrease in the Company's effective tax rate between years is partially due to the availability of Federal work opportunity credits in 1997.



EXTRAORDINARY ITEM



     The extraordinary loss in 1997 of $10.2 million net of income taxes resulted from the expensing of unamortized debt issuance costs and debt prepayment penalties in connection with the refinancing of the Company's debt.


NET EARNINGS


     Net earnings in 1997 were $25.8 million, a decrease of $8.2 million (24.2%) over net earnings of $34.0 million in 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

REVENUES

     Revenues in 1996 were $824.3 million, representing an increase of $77.2 million (10.3%) from $747.1 million in 1995. The majority of the Company's revenue was derived from routine skilled nursing facility revenues (62.2%). The increase in revenues of $77.2 million included increases in routine care and assisted living revenues of $28.3 million, medical specialty services revenue of $48.2 million and other revenues of $0.7 million.

     The increase in routine care and assisted living facility revenues of $28.3 million included an increase of $17.5 million resulting from acquisitions, net of divestitures, and the opening of newly constructed facilities. The remaining increase in such revenues of $10.8 million (2.2%) was realized from same facilities. Same facility revenues increased between years due to rate increases. Partially offsetting the rate increases was a decline in occupancy. Total occupancy declined 2.5% between years. Occupancy percentages based on beds/units in operation were 88.8% and 89.3% in 1996 and 1995, respectively. The lower census between years is due to several factors. Certain of the Company's markets experienced the impact of alternative settings, such as assisted living facilities or home healthcare services, for previously longer stay but less medically needy residents. A decline in census in the state of Washington due to the state's efforts to find alternative sources of placement for nursing facility residents negatively impacted total census by 1.3%. Reported census also decreased 0.5% as a result of extended evacuations at two facilities during 1996 due to a train derailment and a flood. Census was also negatively impacted by a continuing higher proportion of residents which require shorter stays as part of a rehabilitation condition. The shorter average length of stays creates more turnover in facilities leaving gaps in occupied beds and the requirement for more intensive marketing.

     The increase in medical specialty service revenues of $48.2 million (19.9%) between years included $5.5 million resulting from the acquisition of two institutional pharmacy operations during 1996 and $6.2 million resulting from acquisitions and the opening of newly constructed nursing facilities during 1996 and 1995. The remaining increase of $36.5 million is due to the increased utilization of restorative therapy services by patients and as a result of the Company's ability to provide such services. This ability results from the completion of 37 therapy addition construction projects in 1996 and 1995.

     Pharmacy operations serviced an average of 30,784 nursing facility beds in 1996 compared to 27,745 nursing facility beds in 1995. Pharmacy operations were servicing in excess of 31,000 nursing facility beds at December 31, 1996.

OPERATING AND GENERAL AND ADMINISTRATIVE COSTS

     Operating and general and administrative costs increased $55.3 million or 8.4% from 1995; however, such costs as a percentage of revenues declined for the third consecutive year. The increase included increases in costs relating to acquisitions, net of divestitures and newly constructed facilities of approximately $23.9 million in 1996. The remaining increase in operating and general and administrative costs of $31.4 million (4.8%) included wage-related increased costs of $13.9 million. The increase in wage-related costs included an increase of $25.5 million to attract and retain qualified personnel offset by a decrease in workmen's compensation costs of $11.6 million due to favorable experience under its retroactively rated insurance coverage plans resulting from loss prevention efforts and lower premiums for such coverage in certain of the states in which the Company operates. Remaining increases, excluding wage-related costs, were increased medical specialty services costs of $14.2 million, principally for therapy and pharmacy related services and products which corresponds to the increase in such revenues and higher patient acuity levels, and $3.3 million related to other routine care and general and administrative costs.

PROPERTY COSTS

     Property costs, representing depreciation, amortization and lease costs, increased $3.6 million (10.3%) to $38.5 million in 1996 compared with 1995. The increase is principally due to the increase in the number of facilities operating by the Company through acquisitions and construction and the construction of therapy additions.

INTEREST

     Net interest expense increased $3.7 million to $18.5 million in 1996 compared to 1995 due to acquisitions and capital project expenditures. The average debt level throughout 1996 was approximately $233.4 million compared with approximately $184.5 million in 1995. The weighted average interest rate of long-term debt at December 31, 1996 was approximately 7.56%.

INCOME TAXES

     Income taxes in 1996 increased to $22.5 million from $16.8 million in 1995 as the result of increased pre-tax earnings. The Company's effective tax rates were 39.6% in 1996 and 39.5% in 1995.

NET EARNINGS

     Net earnings in 1996 were $34.0 million, an increase of $8.5 million (33%) over 1995 net earnings of $25.5 million.


LIQUIDITY AND CAPITAL RESOURCES OF THE COMPANY



     The Company had cash and cash equivalents of $1.4 million at December 31, 1997 and $0.2 million at December 31, 1996.



     Cash flow generated from operations before working capital changes was $81.5 million for 1997 compared with $77.4 million in 1996 and $58.6 million in 1995. The increase in cash flow from operations before working capital changes is the result of improvement in operating earnings.



     The Company experienced an increase in working capital at December 31, 1997, excluding cash and borrowings included in current liabilities, of $43.7 million. The increase in working capital requirements includes an increase of $15.1 million as a result of the Arbor acquisition. Working capital requirements, excluding Arbor, increased $28.6 million principally due to the growth of accounts receivable. Accounts receivable at December 31, 1997, excluding Arbor's, were $178.5 million compared to $153.5 million at December 31, 1996, representing an increase of $25.0 million. The increase in accounts receivable includes increases within the nursing facility operations of $11.6 million and an increase within the Company's UPC Health Network medical specialty services operations of $13.4 million. Third-party payor settlement receivables increased $12.6 million and billed patient care and other receivables decreased $1.0 million within the nursing facility operations. The increase in settlement receivables of $12.6 million between periods includes $6.2 million due to an increase in Medicare RCL exception approvals expected, $3.4 million related to the timing of reimbursement for current year estimated Medicare costs versus the level of interim reimbursements received, and the growth of Medicaid program settlements expected of $3.0 million. The decrease in billed patient care receivables of $1.0 million included an increase of $5.3 million due to increases in revenues for billed services. The increase in revenues includes, in addition to rate and medical specialty services volume increases, growth resulting from acquisitions during the period. The increase in billed patient care receivables was substantially offset by a decrease of $6.3 million principally due to improvement in the collection of such receivables and the timing of the receipt of remittances between periods. The increase in UPC Health Network receivables of $13.4 million between periods includes $10.7 million due to growth in its product lines with the remaining increase of $2.7 million resulting from acquisitions. The Company's reserve for doubtful accounts increased $2.0 million between periods to $11.7 million due to the overall growth in the amount of receivable balances outstanding.



     Property and equipment increased $302.1 million from December 31, 1996 to a total of $688.2 million at December 31, 1997. The increase is the result of acquisitions of $270.6 million and capital expenditures and asset transfers of $68.1 million, partially offset by depreciation expense of $33.2 million and asset disposals of $3.4 million, including $2.0 million from the sale of a nursing facility. Property and equipment capital expenditures during 1997 included approximately $31.5 million related to the construction of new facilities and bed and therapy unit additions to existing facilities. The Company had under construction at December 31, 1997 five nursing facilities, one nursing facility addition, five assisted living facilities, and two therapy unit additions.



     The Company substantially increased its indebtedness and interest expense as a result of the borrowings under the New Credit Facilities and the Acquisition. The Company arranged for New Credit Facilities totalling $800 million to finance the Acquisition and to refinance existing indebtedness of both Arbor and EHSI. The New Credit Facilities consist of a $200 million Revolving Credit Facility, a $200 million Tranche A Term Loan Facility, a $200 million Tranche B Term Loan Facility and a $200 million Tranche C Loan Facility. The Revolving Credit Facility and the Tranche A Term Loan Facility have a term of six years. The Tranche B Term Loan Facility has a term of seven years. The Tranche C Loan Facility was utilized to complete the Acquisition and was repaid upon completion of the offering of the Outstanding Notes. At the time of closing the Acquisition, Extendicare contributed an additional $44.6 million of equity to the Company.



     Total borrowings, including bank indebtedness, notes payable and both current and long-term maturities of debt, totaled $713.7 million at December 31, 1997 for an increase of $476.5 million from December 31, 1996. The increase is attributable to acquisitions and other capital expenditures. The weighted average interest rate of all long-term debt was 8.11% at December 31, 1997 and such debt had maturities ranging from 1998 to 2015.



     The principal source of liquidity for the Company is cash flow from operations and approximately $108.2 million (net of letters of credit in the amount of $37.8 million) in additional borrowing availability under the Revolving Credit Facility. The Company contemplates incurring capital expenditures (excluding any acquisitions) of approximately $107.1 million in 1998. The capital expenditures proposed in 1998 include approximately $70 million related to the construction of new facilities and facility additions. In the first quarter of 1998, two nursing facilities and three assisted living facilities were completed. Plans are to have completed and opened by the end of 1998, or early 1999, an additional two assisted living facilities, three nursing facilities and one nursing facility addition. Funds allocated for capital expenditures in 1998 also include amounts to commence construction on a nursing facility and six assisted living facilities. The Company believes that internally generated cash flow, together with borrowings under the Revolving Credit Facility, will be sufficient to meet the Company's operational cash requirements, to fund its capital expenditure program and to service debt obligations.



ARBOR



     The following is Arbor's Management Discussion and Analysis for the periods covering the nine months ended September 30, 1997 and 1996, and fiscal years ended 1996, 1995 and 1994, prior to Arbor's acquisition by EHSI.



     Arbor provides subacute care services and basic health services for a variety of patients at its Arbor Centers. Arbor also provides institutional pharmacy services to both the Arbor Centers and non-affiliated facilities and their residents.



     Subacute care revenues increased from $38.6 million in 1992 to $113.1 million in 1996. Included in subacute care revenues are all room and board, nursing, therapies, and medical supplies for subacute patients and pharmacy charges for all Arbor patients. Arbor is primarily reimbursed for the care of subacute patients by Medicare, managed care payors and commercial insurance. Rates received vary by payor type. Arbor directs its marketing efforts to attract patients reimbursed by managed care providers (principally HMOs and PPOs), commercial insurers and Medicare. Subacute care beds increased from 551 in 1992 to 1,196 in 1996.



     Arbor includes in basic health care revenues all room and board, nursing, therapies and medical supplies for its geriatric, chronic care and assisted living patients. Arbor receives payment for basic health care services primarily from Medicaid and private pay sources. Revenues from basic care patients increased from $56.0 million in 1992 to $84.0 million in 1996. Basic care revenues have not increased as much as subacute care revenues because (i) rates for subacute patients are considerably higher than for basic care patients; and

(ii) Arbor has converted existing basic care beds to subacute care beds. Basic care beds increased from 1,938 in 1992 to 2,382 in 1996.



     Arbor includes in pharmacy and other revenues those institutional pharmacy and related ancillary sales made to non-affiliated facilities and their residents, outpatient rehabilitation clinic revenue and, prior to June 1, 1995, the revenue from management of one Arbor Center not owned by Arbor.



     Operating expenses primarily include the costs incurred by the Arbor Centers, pharmacies and, prior to June 1, 1995, costs of providing management services. General corporate expenses are for the supervisory staff needed to handle the general affairs of Arbor and to support its operations. Center ownership costs include operating lease rentals, net interest expense, and depreciation and amortization expense. Operating, general corporate and ownership costs increased since 1992 as Arbor increased the number of Arbor Centers, acquired pharmacies and expanded subacute care services.



     Arbor's pharmacy division consists of four institutional pharmacies and related services. The pharmacy division services approximately 22,500 non-affiliated beds and approximately 3,500 of its own beds in Florida, Ohio and Indiana. Pharmacy sales to Arbor's subacute and basic care patients are included in subacute care revenue. Pharmacy sales to non-affiliated facilities and their residents are included in pharmacy and other revenue. Sales to Arbor's Centers for resale to their Medicare Part A, Veterans Administration and certain other patients constitute intercompany transactions and are eliminated in consolidation.



     During 1996 Arbor developed and opened a 36-bed subacute unit addition to an existing Arbor Center in February, a 79-bed Arbor Center in April, a 116-bed Arbor Center in August, and a 120-bed Arbor Center in late December. Arbor acquired two businesses that provide medical supplies and Medicare billing services and purchased a 100-bed Arbor Center previously operated under a lease agreement effective June, 1996 and September, 1996, respectively. During 1997, Arbor acquired the net assets of three Comprehensive Rehabilitation Outpatient Facilities ("CORFs") and opened two satellite locations which provide general, job-related injury and geriatric rehabilitation to the northeastern Pennsylvania and St. Augustine, Florida markets. Effective September 15, 1997, Arbor acquired seven Rehabilitation Centers in the Jacksonville, Florida area. As at September 30, 1997, Arbor's five CORFs and seven Rehabilitation Centers serviced over 7,000 patients annually. As of September 30, 1997, Arbor operated 3,696 beds in its 31 Arbor Centers located in five states. Refer to Note 3 of the Notes to Arbor Unaudited Interim Consolidated Financial Statements.



     Ongoing efforts by third party payors to contain health care costs by limiting reimbursement rates, increasing case management review and negotiating reduced contract pricing affect Arbor's revenues and profitability. During 1996, Arbor introduced a plan to improve operating margins, reduce operating costs and increase referrals from managed care organizations.



     During the year ended December 31, 1996, Arbor introduced a plan to improve operating margins, reduce operating costs and increase referrals from managed care organizations, with a view to minimizing the effect of or potentially maximizing the benefits from future changes anticipated in the Medicare payment system and the expansion of managed care business. As anticipated, as operating costs were reduced, Medicare revenues, which are cost-based, declined. The lower operating costs reduced the growth rate of Medicare revenues in Mature Arbor Centers (as defined below) during 1996. The effects of cost reductions are more apparent in Mature Arbor Centers. Arbor began to focus its marketing efforts on increasing revenues from managed care payors, which traditionally have provided higher operating margins than Medicare. As a result, managed care and insurance subacute revenues increased 21.3% from 1995 and represented 20.8% of subacute care revenue in 1996 as compared to 19.2% in 1995.

RESULTS OF OPERATIONS



     The following table sets forth for the periods indicated the percentage of net revenues represented by certain items reflected in Arbor's consolidated statements of income.



                                                             NINE MONTHS
                                                                ENDED                         YEAR ENDED
                                                            SEPTEMBER 30                     DECEMBER 31
                                                       -----------------------   ------------------------------------
                                                          1997         1996         1996         1995         1994
                                                       ----------   ----------   ----------   ----------   ----------
Net revenues
  Subacute care.....................................         52.2%        51.5%        51.7%        52.5%        52.2%
  Basic care........................................         35.3         38.9         38.4         39.5         41.3
  Pharmacy and other................................         12.5          9.6          9.9          8.0          6.5
                                                       ----------   ----------   ----------   ----------   ----------
Total net revenues..................................        100.0        100.0        100.0        100.0        100.0
                                                       ----------   ----------   ----------   ----------   ----------
Expenses
  Operating.........................................         78.2         78.9         78.2         79.1         79.5
  General corporate.................................          4.5          4.4          4.4          4.7          4.6
  Operating lease rental............................          1.8          2.1          2.0          2.2          2.6
  Interest..........................................          3.4          3.2          3.3          3.0          2.9
  Depreciation and amortization.....................          4.4          4.1          4.1          3.8          3.6
  Net other expense.................................          0.0          0.2          0.2           --           --
                                                       ----------   ----------   ----------   ----------   ----------
Total expenses......................................         92.3         92.9         92.2         92.8         93.2
                                                       ----------   ----------   ----------   ----------   ----------
Income before income taxes..........................          7.7          7.1          7.8          7.2          6.8
Income taxes........................................          3.0          2.8          3.1          2.8          2.5
                                                       ----------   ----------   ----------   ----------   ----------
Net income..........................................          4.7%         4.3%         4.7%         4.4%         4.3%
                                                       ==========   ==========   ==========   ==========   ==========



NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996



     Total net revenues for the nine months ended September 30, 1997 of $181.2 million increased $20.1 million, or 12.5%, from the nine months ended September 30, 1996. Internal growth generated 76% of the increase and the balance resulted from 1996 and 1997 acquisitions. Revenues from Start-Up Centers (developed Arbor Centers which have been in operation for less than 24 months as of the period reported) provided 87% of the internal growth. Total occupancy increased to 90.8% from 89.2% in the comparable period of the prior year due to improved occupancy in both Mature (Arbor Centers in operation for 24 months or more in the period being reported upon) and Start-Up Centers. Subacute care revenues increased $11.7 million, or 14.0%, due to more beds and improved occupancy ($17.4 million) partially offset by lower average rates ($5.7 million). The decrease in subacute rates is due to changes in payor mix and the Company's cost-reduction efforts, as described below. Managed care patients accounted for 19.2% of the total subacute patients serviced compared to 12.8% for the nine months ended September 30, 1996. Basic care revenues increased $1.2 million, or 1.9%, due to more beds and improved occupancy ($1.9 million) offset by decreased rates resulting from lower operating costs ($0.7 million). Pharmacy and other, primarily outpatient, revenues increased $7.3 million, or 47.4%, due to the 1996 and 1997 acquisitions ($4.6 million) and increased sales volume ($2.7 million).



     Operating expenses for the nine months ended September 30, 1997 of $141.6 million increased $14.6 million, or 11.5%, over the comparable period in 1996. As a percent of revenue, operating costs decreased to 78.2% from 78.9% for the comparable period in the prior year. Approximately 97% of the increase in operating costs was due to Start-Up Centers and 1996 and 1997 acquisitions. The remainder of the net increase was due to an increase in pharmacy operating costs offset by a decrease in Mature Center costs. Compensation expenses for Arbor Center staff of $65.4 million increased by $6.0 million, or 10.1%. Start-Up Centers accounted for $5.4 million of the increase. The cost of providing therapies, pharmaceuticals and medical supplies ("Ancillary Services") increased $5.8 million due to Start-Up Centers, the 1996 and 1997 acquisitions and costs associated with increased pharmacy sales offset in part by reduced costs at Mature Centers. Mature Center Ancillary Services costs decreased 9.3% when compared to the same period in the prior year as a result of Arbor's efforts in converting therapy to in-house programs rather than purchasing from contract therapy providers. All other costs in Mature and Start-Up Centers increased $2.8 million.



     General corporate expenses increased $1.0 million, or 13.4%, due to costs incurred to support internal growth and pursue strategic acquisitions.



     Ownership costs increased $2.3 million, or 15.0%, primarily due to Start-Up Centers and the 1997 acquisitions.



     Net income increased by $1.6 million, or 23%, primarily as a result of the foregoing factors.



YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995



     Total net revenues for the year ended December 31, 1996 of $218.8 million increased $26.6 million, or 13.9%, from the year ended December 31, 1995. Approximately 64.3% of the revenue increase during 1996 resulted from internal growth and 35.7% from acquisitions made during 1995 and 1996. Internal revenue growth came from Start-Up Arbor Centers. Subacute care revenues (which accounted for 51.7% of total revenues) increased $12.2 million due to added beds and improved occupancy. Basic care revenues increased $8.1 million ($2.8 million from higher rates, $3.3 million from added beds and higher occupancy and $2.0 million from the Arbor Center acquired in May, 1995). Pharmacy and other revenues increased $6.3 million, primarily due to the acquisition of an institutional pharmacy on June 30, 1995.



     Operating expenses for the year ended December 31, 1996 of $171.2 million increased $19.2 million, or 12.7%, over the comparable period in 1995. However, as a percent of revenue, operating costs decreased to 78.2% from 79.1% for the comparable period in 1995, due primarily to the initial implementation of the margin-driven strategy in Mature Arbor Centers and the effect of the pharmacy acquisition made during 1995. Increased costs were due to the Start-Up Arbor Centers and the 1995 acquisition while operating costs in Mature Arbor Centers decreased 3.4% from 1995. Compensation expenses for Arbor Center staff of $78.1 million increased by $6.9 million, or 9.7%, over the comparable period in 1995. The Start-Up Arbor Centers and the Arbor Center acquired in May, 1995 accounted for $8.5 million of the increase in Arbor Center personnel compensation expenses. These expenses in Mature Arbor Centers decreased by $1.6 million due to the partial implementation of standardized staffing models. The cost of providing Ancillary Services increased operating expenses by $8.6 million, primarily due to the Start-Up Arbor Centers and the institutional pharmacy acquired in 1995. Ancillary Services expenses in Mature Arbor Centers decreased by $2.1 million primarily as a result of providing more therapy services in-house rather than by contract. The net effect of other cost increases and decreases reflected an overall net increase of $3.7 million primarily resulting from the Start-Up Arbor Centers and the acquisition of one Arbor Center in May, 1995.



     General corporate expenses for the year ended December 31, 1996 of $9.7 million increased $0.7 million, or 7.7%, over the comparable period in 1995. This change was primarily caused by expenses for additional administrative personnel and other related expenses needed to support the growing business.



     Arbor Center ownership costs for the year ended December 31, 1996 of $20.5 million increased $2.9 million, or 16.6%, over the year ended December 31, 1995. The increase in ownership costs is due to the Start-Up Arbor Centers and the acquisition of one Arbor Center and an institutional pharmacy in 1995.



     Net income increased by $1.8 million, or 21.0%, from the comparable period in 1995, primarily as a result of the foregoing factors, notwithstanding an increase in the effective income tax rate from 38.6% to 39.7%.



YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994



     Total net revenues for the year ended December 31, 1995 of $192.2 million increased $33.4 million, or 21.0%, from the year ended December 31, 1994. Approximately 76.9% of the revenue increase during 1995 resulted from internal growth and 23.1% resulted from acquisitions made during 1995. Internal revenue growth resulted from Mature Operations (Arbor Centers and pharmacies in operation for 24 months or more in the period being reported upon), which accounted for approximately 34.5% of the revenue growth, and Start-Up Arbor Centers which provided approximately 42.4% of the increase in revenue. Subacute care revenues

(which accounted for 52.5% of total revenues) increased $18.1 million ($6.0 million from higher rates and $12.1 million from added beds and improved occupancy). Basic care revenues increased $10.3 million ($3.4 million from higher rates and $6.9 million from added beds and improved occupancy) and pharmacy and other revenues increased $5.0 million, primarily due to the June 30, 1995 institutional pharmacy acquisition. Mature Operations provided $7.5 million of the subacute care revenue increase ($5.0 million due to higher rates) and $3.7 million of the basic care revenue increase ($2.9 million due to higher rates). The remaining revenue growth came from four Start-Up Arbor Centers and the acquisition of one Arbor Center in May, 1995.



     Operating expenses for the year ended December 31, 1995 of $151.9 million increased $25.7 million, or 20.3%, over the comparable period in 1994. The increased costs were primarily due to increased occupancy and utilization of Ancillary Services in Mature Arbor Centers, the increased occupancy of four Start-Up Arbor Centers, the acquisition of one Arbor Center in May, 1995, and the June 30, 1995 institutional pharmacy acquisition. Arbor Center personnel compensation expenses of $71.2 million increased by $9.0 million, or 14.4%, over the comparable period in 1994. The increased occupancy of four Start-Up Arbor Centers and the acquisition of one Arbor Center in May, 1995 accounted for $6.6 million of the increase in Arbor Center personnel compensation expenses, while routine wage increases accounted for the remaining $2.4 million increase. The cost of providing additional Ancillary Services increased operating expenses by $15.0 million, while the net effect of other cost increases and decreases reflected an overall net increase of $1.7 million primarily resulting from four Start-Up Arbor Centers and the acquisition of one Arbor Center in May, 1995. As a percent of revenue, operating costs decreased to 79.1% from 79.5% for the comparable period in 1994, due primarily to the effect of the pharmacy acquisition made during the year and increased occupancy at Start-Up Arbor Centers.



     General corporate expenses for the year ended December 31, 1995 of $9.0 million increased $1.6 million, or 22.3%, over the comparable period in 1994. This change was primarily caused by expenses for additional administrative personnel and other related expenses needed to support the growing business.



     Arbor Center ownership costs for the year ended December 31, 1995 of $17.6 million increased $3.2 million, or 22.5%, over the year ended December 31, 1994. The increase in ownership costs is due primarily to four Start-Up Arbor Centers and the acquisition of one Arbor Center and an institutional pharmacy in 1995.



     Net income increased by $1.5 million, or 22.4%, from the comparable period in 1994, primarily as a result of the foregoing factors, notwithstanding an increase in the effective income tax rate from 36.3% to 38.6% primarily as a result of the discontinuance of the targeted jobs tax credit in 1995.

                                    BUSINESS

GENERAL


     The Company is one of the largest providers of long-term care and related medical specialty services in the United States. Through its geographically clustered facilities, the Company offers a continuum of healthcare services, including skilled nursing care, assisted living care and related medical specialty services, such as subacute care and rehabilitative therapy, institutional pharmacy supplies and services and medical equipment, supplies and services. On September 30, 1997, the Company announced an agreement to acquire Arbor Health Care Company, a prominent regionally based provider of long-term care and related medical specialty services focused on providing subacute medical services. The Acquisition, which was completed on November 26, 1997, enhances and complements the Company's presence in the Ohio and Florida markets and solidifies the Company's position as one of the top ten operators of long-term care facilities in the United States in terms of both number of beds and revenues, with 194 skilled nursing facilities (20,971 beds) and 38 assisted living and retirement facilities (1,488 units) located in 15 states. On December 31, 1997, the Company owned approximately 85% of its facilities, enhancing its credit quality and financial flexibility. On a pro forma combined basis for the year ended December 31, 1997, assuming the Acquisition and the Financing Transactions had occurred on January 1, 1997, the Company would have generated revenues and earnings from operations of $1,144.4 million and $42.2 million, respectively, with occupancy rates averaging approximately 88% and a strong quality mix of approximately 64%.


EHSI OVERVIEW


     The Company provides high quality long-term care and related medical specialty services through a total of 232 long-term care facilities with a total resident capacity of 22,459 in 15 states as of December 31, 1997. The Company has been able to achieve strong occupancy rates, a favorable payor mix and sustained growth in total and same facility revenues throughout its network of long-term care facilities. The Company had an average occupancy rate of approximately 88% in its nursing facilities and in its assisted living and retirement facilities for the year ended December 31, 1997. In addition, the Company has improved its quality mix from 55% in 1993 to 63% for the year ended December 31, 1997, primarily as the result of successful efforts to shift its patient mix to higher acuity patients requiring subacute care services. Payment coverage for such services is provided principally by the Medicare program. In addition, since 1993, the Company has increased its resident capacity by 37%, with the Acquisition representing an increase of 22.5%. As a result of these factors, the Company's revenues have increased to $916.2 million in 1997 from $597.3 million in 1993, and the Company's earnings from operations have increased to $59.1 million in 1997 from $25.0 million in 1993.


     The Company's long-term care services include skilled nursing care, assisted living care and related support services traditionally provided in long-term care facilities. The Company's medical specialty services provide (i) subacute care and rehabilitative therapy, (ii) pharmacy supplies and services, and (iii) medical equipment, supplies and services to all its long-term care facilities, as well as to non-affiliated long-term care facilities.


INDUSTRY OVERVIEW


     According to industry sources, long-term care spending was estimated at approximately $120 billion in 1996, or approximately 11% of total national health expenditures, with nursing facilities accounting for $84 billion of this total. Approximately 1.7 million people reside in nursing facilities, while another 5.6 million elderly persons require care and services in their homes or in community-based settings. It is estimated that the number of elderly persons requiring long-term care services will grow from approximately 7.3 million in 1995 to over 9 million in the year 2005. Of these totals, one-third or more are expected to be comprised of nursing facility residents while the others are expected to receive care in home or community-based settings. As home healthcare and subacute care services become more accepted and demographics shift toward an aging population with increased long-term care needs, it is estimated that long-term care expenditures (defined as nursing facility expenditures plus home care expenditures) will grow to $250 billion by the year 2005, representing 14% of total national health expenditures.

     The long-term care and post-acute care industries include rehabilitation hospitals and facilities, skilled nursing facilities, assisted living facilities, intermediate care facilities, and home health services. Each of these segments has experienced rapid growth in the last ten years. The number of rehabilitation hospitals has grown 152% since 1986, while rehabilitation units within acute care hospitals have grown 83% since 1986. While the number of freestanding nursing facilities has remained flat over the last ten years (17,100 in 1986 vs. 17,400 in 1996), hospital-based skilled nursing facilities have increased from 1,145 in 1990 to 2,088 in 1996 (an 80% increase). Home health agencies have grown even more rapidly over the last five years. Between 1990 and 1995 the number of home health agencies grew 60% from 11,765 to 18,874.

     In addition to an aging population, the long-term care industry is changing as a result of several fundamental factors which the Company believes that it is well positioned to capitalize on, including the following:

SUPPLY/DEMAND IMBALANCE

     Acquisition and construction of additional skilled nursing facilities are subject to certain restrictions on supply including government-legislated moratoriums on new capacity or licensing restrictions limiting the growth of services. Such restrictions on supply, coupled with an aging population, is causing a decline in the availability of long-term beds per person 85 years of age or older. Additionally, advances in medical technology are enabling the treatment of certain medical conditions outside the hospital setting. As a result, patients requiring a higher degree of monitoring, more intensive and specialized medical care, 24-hour per day nursing care, and a comprehensive array of rehabilitative therapies are increasing, resulting in a need for long-term care. The Company believes that such specialty care can be provided at a significantly lower cost than in traditional acute care and rehabilitation hospitals.

COST CONTAINMENT PRESSURES

     As the number of people over age 65 continues to grow and as advances in medicine and technology continue to increase life expectancies, healthcare costs are expected to rise faster than the availability of resources from government-sponsored healthcare programs. In response to such rising costs, governmental and private pay sources in the United States have adopted cost containment measures that encourage reduced length of stays in acute care hospitals. As a result, average acute care hospital stays have been shortened, and many patients are discharged despite a continuing need for nursing or specialty healthcare services. This trend has increased demand for long-term care, home healthcare, outpatient facilities, hospices and assisted living facilities. In addition, long-term care companies with an integrated network and a broad range of services will be in a good position to contract with managed care companies and other payors. Furthermore, following changes in the reimbursement to long-term care companies (i.e., development of PPS for skilled nursing and tightened reimbursement levels as a result of increased managed care penetration), information systems to understand clinical and financial data will be critical for managed care contracting and internal cost management.

CHANGING FAMILY DYNAMICS

     As a result of the growing number of two-income families, many people are not able to care for elderly parents in their homes. Two-income families are, however, better able to provide financial support for elderly parents to receive the care they need in a nursing or assisted living facility.

BUSINESS STRATEGY

     The Company has experienced significant growth in revenues over the last four years. The Company seeks to continue this growth through a strategy based on its ongoing commitment to the provision of high-quality healthcare services while positioning itself to take advantage of the changing healthcare environment. The Company geographically clusters its long-term care facilities and services in order to offer its customers a broad range of long-term care and ancillary services and improve operating efficiencies. The Company seeks to implement its strategy by:

EXPANDING NURSING FACILITY OPERATIONS

     The Company is actively expanding its nursing facility operations through the selective acquisition and construction of nursing facilities. Consistent with its emphasis on geographical clustering, the Company prefers to expand in areas which are in close proximity to its existing facilities, where (i) management is already in place and has expertise relating to the regulatory and reimbursement environments, (ii) it can participate as an active member of the nursing facility association in the state, and (iii) its reputation is established. In addition, ancillary services and those of the Company's UPC Health Network can be provided from regional offices. In establishing new state or regional clusters, the Company considers local demographic, regulatory and reimbursement environments of a particular state or region.


     As a result of CON licensing restrictions, growth of nursing facilities is expected to be primarily through acquisition. From 1991 to December 31, 1997, EHSI acquired 63 (11 previously leased) nursing facilities and has constructed nine nursing facilities or nursing facility additions. The Company had under construction, at December 31, 1997, one nursing facility addition (resident capacity of 47) and five nursing facilities (resident capacity of 504) scheduled for completion in 1998 and has approved the construction of one nursing facility (resident capacity of approximately 40) with expected completion in 1999.


DEVELOPING ASSISTED LIVING AND RETIREMENT FACILITIES


     The Company will continue its active development and operation of assisted living and retirement facilities. The Company generally locates its assisted living and retirement facilities adjacent or in close proximity to its nursing facilities, enabling the Company to utilize existing personnel, management systems and land, as well as to take advantage of its established reputation. Assisted living facilities allow the Company to serve its communities better by providing a continuum of service that meets a wider variety of needs. In addition, assisted living and retirement facilities generate revenues with a higher private pay component than revenues from nursing facilities, thereby improving operating margins. Since 1991, the Company has acquired one and completed the construction of 23 assisted living facilities (resident capacity of 870). The Company had under construction at December 31, 1997 an additional five assisted living facilities (resident capacity of 241) and has approved the construction of three additional assisted living facilities (resident capacity of approximately 238) through 1998.


INCREASING SUBACUTE CARE AND REHABILITATIVE THERAPY CAPABILITIES


     The Company's subacute and rehabilitative therapy services increase the proportion of the Company's revenues derived from Medicare, managed care, and private payors. The Company's acquisition of Arbor is consistent with its plans to expand its subacute care and rehabilitative capabilities. Arbor has particular regional strengths in marketing subacute care to managed care groups which the Company will extend to its subacute beds in other regions. A wide range of rehabilitative equipment and services is provided in units on the same site as nursing facilities. Since 1991, the Company completed the construction of 59 expanded therapy units and had under construction at December 31, 1997 an additional two such units for completion in 1998. The Company has further approved the construction of three such units through 1998. The Company's 99 expanded therapy units include 74 units that provide service to clients on an outpatient basis. The Company has acquired freestanding outpatient rehabilitative therapy units to provide services to the general community.


EXPANDING THE UPC HEALTH NETWORK

     The Company believes that considerable opportunity exists to expand its provision of pharmacy and medical services and supplies through the UPC Health Network. This business is primarily regional and is principally service driven. The Company believes that by providing a broad range of well executed services and support, it will be able to increase the volume of business with other non-affiliated nursing facilities. As nursing facilities expand their range of delivered services, this will provide additional opportunities for the UPC Health Network.

FOCUSING ON SMALLER URBAN COMMUNITIES

     The Company intends to maintain its geographic focus on smaller urban communities. The Company believes that it has established a reputation as a community-oriented long-term care provider and has developed experience in serving and marketing to smaller urban communities. The Company also believes that operating in such communities results in a more stable workforce.

EMPHASIZING OWNERSHIP OF ASSETS

     Unlike a number of other long-term care providers, the Company owns rather than leases a substantial majority of its properties. See "-- Properties." The Company believes ownership of such properties increases the Company's flexibility in utilizing facilities, constructing additions for ancillary services such as subacute care or rehabilitative therapy and adding assisted living and retirement facilities adjacent to nursing facilities. In addition, ownership of facilities enables the Company to control costs without regard to escalating lease payments.

THE ARBOR ACQUISITION


     Consistent with the Company's strategy, the Company acquired Arbor on November 26, 1997, for an aggregate purchase price of $430.1 million (exclusive of transaction costs and fees totaling $18.7 million), including the assumption of $109.7 million of Arbor's debt. The Acquisition solidifies the Company's position as one of the top ten operators of long-term care facilities in the United States and enhances and complements the Company's presence in Florida and Ohio. In addition, the Acquisition provides the Company with eight approved CONs for 791 new beds, 80 of which are in Ohio (which currently has a moratorium on new CONs). The Company estimates that 551 of the 791 beds will be constructed in 1998 or early 1999, with the remainder in late 1999, representing seven new facilities and one facility addition. One of the approved CONs for an aggregate of 120 new beds has been appealed by other providers and therefore is not yet final. The Acquisition will also provide the Company and Arbor with increased access to managed care contracts, cross selling opportunities for their pharmacy businesses and an extension of their group purchasing services. Furthermore, given Arbor's size and the geographic overlap with the Company, annual cost savings are anticipated to be achieved in staff related areas, corporate general and administrative functions and pharmacy overhead.



ARBOR OVERVIEW



     The following provides an overview of Arbor's operations at the time of its acquisition by EHSI.



     Arbor provides subacute medical services and traditional long-term care services through its network of 31 licensed nursing centers (the "Arbor Centers") and 3,696 beds as of September 30, 1997. The Arbor Centers are located in five states, with approximately 89% of its bed capacity located in Florida and Ohio. At September 30, 1997, Arbor had three facilities under construction, totaling 276 beds, that were scheduled to open over the next 12 months. In addition, at such date, Arbor held three certificate of need ("CON") approvals for 275 beds in Florida, along with two additional CON approvals for 240 beds that had been appealed by other providers and therefore were not yet final.



     The Arbor Centers are designed to provide subacute and basic health care services to diverse but related types of patients. Arbor Centers are generally located in markets that require both services, with some Arbor Centers allocating up to 50% of total bed capacity to subacute care. Arbor also operates four institutional pharmacies which have experienced significant growth in the last three years.



     Subacute Services. Arbor's subacute units provide treatment programs appropriate for medically stable patients who may require medical rehabilitation, ventilator weaning and respiratory therapy, and complex medical services such as cardiac recovery, infusion therapy, and wound care. Such units concentrate on medically complex patients with high acuity medical needs requiring greater skills and services than those associated with the more general subacute population. Arbor's principal focus is on developing higher revenue and higher margin specialized subacute units, targeting predominantly commercial insurance and managed care organizations (health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and indemnity insurers), which currently are the most profitable payor sources. As of September 30, 1997, Arbor operated 30 subacute units, totaling 1,209 beds, within its 31 Arbor Centers.



     Basic Health Care Services. Arbor's basic health care services primarily consist of general and restorative ("G&R") nursing care to patients with chronic illnesses, diminished physical function, impaired cognition or behavioral problems. Arbor's G&R nursing units also provide a step-down in medical intensity for geriatric subacute patients who cannot be discharged to their homes and need lower intensity nursing for extended periods of time. Similarly, geriatric patients in G&R units who develop a need for rehabilitative or higher intensity services can be transferred to a subacute unit within the same Arbor Center. Arbor also operates assisted living units in five of its Arbor Centers.



     Other Services. Arbor's pharmacy division consists of four institutional pharmacies and related services. The pharmacy division services approximately 26,000 beds (22,500 of which are not affiliated with Arbor) in three states. As of January 1, 1997, Arbor began providing outpatient rehabilitation services with the acquisition of 10 outpatient rehabilitation facilities in Pennsylvania and Florida and has subsequently opened two additional outpatient rehabilitation facilities. These are specialized facilities organized to deliver comprehensive, case managed, interdisciplinary rehabilitation services under physician directive, including physical therapy, occupational therapy, speech therapy, psychological services and social work. Utilizing the same clinical models that are currently used in Arbor's inpatient subacute units, the Company believes these facilities will provide the cost advantages that allow Arbor to offer low-cost rehabilitation services to managed care organizations.



     Arbor provides subacute care in its primary Ohio and Florida markets through a strategy of utilizing its skilled nursing facilities as a platform for providing care to high acuity patients at low costs. At September 30, 1997, approximately 62% of Arbor's revenue was generated from subacute care (including pharmacy). Since 1992, Arbor has increased its occupancy from 88% to 91% for the nine months ended September 30, 1997. Furthermore, Arbor has been effective at increasing its quality mix from 62% in 1992 to 68% for the nine months ended September 30, 1997 as a result of a high Medicare component, reflecting its presence in subacute care. Arbor's focus on quality mix and high occupancy levels has resulted in an increase in revenues to $218.8 million in 1996 from $106.3 million in 1992, and an increase in income from operations to $17.4 million in 1996 from $5.2 million in 1992. For the last twelve months, Arbor generated revenues and income from operations of $238.9 million and $19.8 million, respectively.



     As of September 30, 1997, Arbor employed approximately 4,500 people, approximately 4,360 of whom are employed in the Arbor Centers and institutional pharmacies. Arbor's corporate staff consists of approximately 140 people, the majority of whom are located at Arbor's headquarters in Lima, Ohio. Certain of Arbor's employees in one Arbor Center in Ohio are covered by a collective bargaining contract.


OPERATIONS

LONG-TERM CARE SERVICES

     Nursing Care. Nursing facilities provide a broad range of long-term geriatric and subacute care and rehabilitative therapy services, including skilled nursing care and ancillary services, to persons who do not require the more extensive and specialized services and supervision of a hospital. The nursing facilities employ registered nurses, licensed practical nurses, therapists, certified nursing assistants and qualified healthcare aides who provide care as prescribed by each resident's attending physician and a full range of personal support. All nursing facilities provide daily dietary services, social services and recreational activities, as well as basic services such as housekeeping and laundry.


     The Company is continuing to expand the number and size of its nursing facilities subject to the restrictions of state CON licensing. As of December 31, 1997, the Company operated 194 nursing facilities with 20,971 licensed beds providing care in 15 states. See "-- Properties."


     Assisted Living and Retirement Facilities. In its assisted living facilities, the Company provides homelike accommodation, meals and assistance in the activities of daily living to seniors who require some help, but not the level of nursing care provided in a nursing facility. An assisted living facility enhances the value of an existing nursing facility in those situations where the two facilities operate side by side, and allows the Company to better serve the communities in which it operates by providing a broader continuum of service. All of the Company's assisted living facilities are within close proximity to its nursing facilities. As of December 31, 1997, the Company operated 38 assisted living facilities with resident capacity of 1,488 units.



     Due to the rapidly increasing segment of the U.S. population seeking assisted living accommodation and the relative immaturity of the assisted living market in the United States, the Company expects strong demand for these services in the foreseeable future and intends to continue with its aggressive construction program. The Company completed construction of and opened seven assisted living facilities and two additions, with a total of 348 units, in 1997, and had under construction at December 31, 1997 an additional five assisted living facilities (capacity of 241 units).



     Management Services. The Company also applies its operating expertise through the management of nursing and assisted living facilities for others. During 1996, the Company increased its facilities under management by eight. At December 31, 1997, there were eight nursing facilities and five assisted living facilities under management providing care to 1,120 residents.


MEDICAL SPECIALTY SERVICES


     The Company also provides, through its network of 72 regional service centers that comprise the UPC Health Network, a continuum of healthcare services, programs and products to institutions and individuals of all ages.


     Subacute Care and Rehabilitative Therapy. The UPC Health Network provides patient-centered, outcome-oriented subacute care and rehabilitative therapy services to residents in its long-term care facilities and to other non-affiliated facilities. Patients requiring subacute care are medically stable, yet require specialized therapy and other services that are more intensive than traditional nursing facility care, but less than acute hospital care. These services may include wound care and respiratory, infusion and intravenous therapies. The Company provides rehabilitative therapy services on an inpatient and outpatient basis to clients who require, for example, physical or occupational therapy, or speech-language pathology. The Company's subacute and rehabilitation teams seek to return each patient to maximum functional independence with many patients typically being discharged within 30 to 90 days.

     The U.S. healthcare system is applying pressure on acute and managed care providers to discharge patients more rapidly to less intensive and low-cost care environments. Subacute per diem rates are potentially 30% to 60% lower than rates for similar services provided in acute care hospitals. This savings is achieved in a less institutional setting than typically provided by a hospital. The strong interdisciplinary approach to patient services, in conjunction with the support services that the patient and family receive, are important in optimizing clinical outcomes and level of satisfaction. In response to this market trend, all of the Company's nursing facilities have expanded their ability to provide patient-centered, outcome-oriented subacute and rehabilitative care.


     As of December 31, 1997, 99 of EHSI's nursing facilities operated expanded therapy units, comprising 1,500 to 5,000 square feet of therapy space, 74 of which were providing outpatient care. During 1996, 18 expanded therapy units were added through construction and conversion of existing space. As of December 31, 1997, approximately 62 percent of the therapists providing services in EHSI's therapy units were contracted for by EHSI from third parties, compared with 80 percent at the end of 1995. The Company expects that the percentage of therapy services provided by contract therapists will continue to decline as it seeks to reduce its operating costs in order to position itself for PPS.



     Institutional Pharmacy. The Company provides pharmacy supplies and services to more than 47,000 beds in nursing facilities, assisted living facilities and other healthcare institutions through 18 locations in ten states. The number of beds serviced by the Company's pharmacy operations increased to 47,000 at December 31, 1997 from 25,000 at the end of 1993. These include unit-dose medication distribution, computerized patient documentation, full-service consultants and on-call service. Of the 47,000 beds serviced by the Company, 29,500 are not affiliated with the Company. Each regional service location is staffed with licensed, registered pharmacists and quality control staff who are responsible for the maintenance of effective operations and compliance with regulations.



     Medical Services and Supplies. The UPC Health Network's retail and home health operation distributes durable medical equipment and supplies, such as wheelchairs, hospital beds, oxygen and diabetic supplies. It also provides a wide range of services such as intravenous therapy products and respiratory, oxygen and enteral therapies to hospitals, long-term care facilities and individuals at home through 12 locations in 3 states. The UPC Health Network operates a home health agency in southeastern Wisconsin that includes skilled nursing and home healthcare services, as well as in-home physical, occupational and speech therapy programs. The operation employs trained and experienced home health nurses, nurses' aides and therapists.



     Group Purchasing Services. UHF Purchasing Group, a division of the UPC Health Network, provides purchasing services throughout the United States to over 1,380 nursing facilities. Its program offers group purchasing of a complete line of food, supplies and capital equipment at volume pricing from a wide range of vendors.


QUALITY OF CARE

     The focus of the Company's commitment to excellence is its belief in treating residents with dignity and respect through the implementation of rigorous standards that management and staff at all levels constantly assess and update. A Vice-President of Quality Management leads a department which is primarily responsible for establishing and auditing care and service delivery systems and standards for the nursing facilities and assisted living facilities. This department is also responsible for developing systems, programs and standards for all professional disciplines and services provided to users of the Company's services, including nursing, dietary, social services, activities, ethical practices, mental health services, behavior management, quality validation and continuous quality improvement. Training of employees at all levels is an integral part of the Company's on-going efforts to improve and maintain its quality. Each new nursing facility administrator or director of nursing is required to attend two weeks of Company-provided training to ensure that he or she has an understanding of all aspects of nursing facility operations, including clinical, management and business operations. The Company conducts additional training for these individuals and all other staff on a regional or local basis.

MARKETING

     Most of the Company's long-term care facilities are located in smaller urban communities. The Company focuses its marketing efforts predominantly at the local level. The Company believes that the selection of a long-term care facility is strongly influenced by word of mouth advertising and referrals from physicians, hospital discharge planners, community leaders, neighbors and family members. The administrator of each long-term care facility is therefore a key element of the Company's marketing strategy. Each administrator is responsible for developing relationships with potential referral sources. The Company sets overall marketing strategy and provides marketing direction and support to each of its administrators with training and promotional materials.

MANAGEMENT AND FINANCIAL AND COST CONTROLS


     The Company believes that strong management is essential to its success. The members of its board of directors have on average 24 years of experience in the healthcare industry and have served the Company on average more than eight years, while its senior officers have on average 22 years of experience in the healthcare industry and 13 years of service with the Company.


     Centralized accounting systems record each nursing facility results with costs by category broken down on a cost per patient day basis all with comparisons to budgets. Senior operating and financial management monitor costs on a monthly basis.

SOURCES OF REVENUE

     The Company derives its revenue from Medicare, Medicaid and private pay sources. The following table sets forth the allocation among these three payor sources for the Company, Arbor and on a pro forma basis as if the Acquisition had occurred at the beginning of each period presented:


                                                                YEAR ENDED DECEMBER 31,
                                                               -------------------------
                                                               1997   1996   1995   1994
                                                               ----   ----   ----   ----
Payment Source:
Private pay
  EHSI......................................................   33%    32%    33%    35%
  Arbor (historical to November 25, 1997)...................    36     34     33     35
  Pro forma.................................................    34     32     33     35
Medicare
  EHSI......................................................   30%    30%    26%    22%
  Arbor (historical to November 25, 1997)...................    33     34     36     34
  Pro forma.................................................    30     30     28     24
Medicaid
  EHSI......................................................   37%    38%    41%    43%
  Arbor (historical to November 25, 1997)...................    31     32     31     31
  Pro forma.................................................    36     38     39     41


     Private Pay. The Company classifies payments from individuals who pay directly for services without governmental assistance as private pay revenue. The private-pay classification also includes revenues from commercial insurers, HMOs, PPOs and other charge-based payment sources as well as revenue from HMO Medicare risk plans. Blue Cross and Veterans Administration payments are included in private pay and are made pursuant to renewable contracts with these payors.

     Medicare. Medicare is a health insurance program funded and administered by the federal government primarily for individuals entitled to Social Security who are age 65 or older. Medicare covers the first 20 days of stay in an SNF in full, and the next 80 days above a daily coinsurance amount, after the individual has qualified by a three-day hospital stay. The Medicare program consists of two parts: Medicare Part A and Medicare Part B. Medicare Part A covers inpatient services for hospitals, nursing facilities, and certain other healthcare providers, and patients requiring daily professional skilled nursing and other rehabilitative care. Medicare Part B covers services for suppliers of certain medical items, outpatient services, and doctor's services. Payment for Medicare Part A is made through either the traditional fee-for-services model, or through a Medicare risk HMO ("Medicare Risk HMO") payment-per-enrollee payment model. Currently, the Company's nursing facilities provide service to Medicare through the traditional fee-for-service model. The Company's nursing facilities receive interim payments during the year for each facility's expected reimbursable costs under Part A, and for some programs delivered under Part B. Reimbursement is based on the submission of a year end cost report which reconciles interim payments made to final amounts to be paid. Under Part B, the Company's nursing facilities and UPC Health Network bill carriers and intermediaries based on reasonable charges, or a fixed fee schedule for Medicare-covered services and products.

     The Balanced Budget Act, signed into law on August 5, 1997, makes numerous changes to the Medicare and Medicaid programs which could potentially affect the Company. With respect to the Medicare program, the new law requires the establishment of a PPS for SNF services, under which facilities will be paid a federal per diem rate for virtually all covered services. The federal per diem rate will be uniform for all facilities, except for an adjustment based upon regional wage differentials. The PPS will be phased in over three cost reporting periods, starting with cost reporting periods beginning on or after July 1, 1998. The Balanced Budget Act also institutes consolidated billing for SNF services, under which payments for non-physician Part B services for beneficiaries no longer eligible for Part A SNF care will be made to the facility, regardless of whether the item or service was furnished by the facility, by others under arrangement, or under any other contracting or consulting arrangement, effective for items or services furnished on or after July 1, 1998. The law also contains provisions affecting outpatient rehabilitation agencies and providers, including a 10 percent reduction in operating and capital costs for 1998, a fee schedule for therapy services beginning in 1999, and the application of per beneficiary therapy caps currently applicable to independent therapists to all outpatient rehabilitation services, beginning in 1999. Other provisions limit Medicare payments for certain drugs and biologicals, durable medical equipment, parenteral and enteral nutrition ("PEN") nutrients and supplies. In addition, future payment to Medicare risk plans will continue to be based upon a per-enrollee basis, and be based on a combination of regional and federal factors. PSOs will be able to contract directly with HCFA for Medicare risk contracts and receive payment on a capitated basis. It is expected that PSOs will be created and will become active competitors with HMOs in many regions. See "Risk Factors -- Potential Adverse Effects of Balanced Budget Act of 1997 and Other Health Care Reforms" and "Risk Factors -- Reimbursement by Third Party Payors."

     Medicaid. Medicaid is a state-administered program financed by state funds and matching federal funds. The program provides for medical assistance to the indigent and certain other eligible persons. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines. All of the states in which the Company operates currently use cost-based reimbursement systems which generally may be categorized as prospective or retrospective in nature. Under a prospective system, per diem rates are established based upon the historical cost of providing services during a prior year, adjusted to reflect factors such as inflation and any additional services which are required to be performed. Many of the prospective payment systems under which the Company operates contain an acuity measurement system which adjusts rates based on the care needs of the patient. Retrospective systems operate much like the Medicare program. Nursing facilities are paid on an interim basis for services provided, subject to adjustments based on allowable costs, which are generally submitted on an annual basis. Additional payment to a nursing facility by the state or repayment from a nursing facility to the state can result from the submission of cost reports and their ultimate settlement. The majority of the states in which the Company operates nursing facilities use prospective systems.

     The Balanced Budget Act repealed the federal payment standard (known as the Boren Amendment), which required state Medicaid programs to pay rates that were reasonable and adequate to meet the costs which must be incurred by efficiently and economically operated nursing facilities. As a result, for Medicaid services provided on or after October 1, 1997, states have considerable flexibility in establishing payment rates. The Company is not able to predict whether any states will adopt changes in their Medicaid reimbursement systems, or, if adopted and implemented, what effect such initiatives would have on the Company. Nevertheless, there can be no assurance that such changes in Medicaid reimbursement to nursing facilities will not have an adverse effect on the Company. The Balanced Budget Act also allows states to mandate enrollment in managed care systems without seeking approval from the Secretary of HHS for waivers from certain Medicaid requirements as long as certain standards are met. Although historically these managed care programs have exempted institutional care, no assurance can be given that these waiver projects ultimately will not change the reimbursement system for long-term care facilities from fee-for-service to managed care negotiated or capitated rates or otherwise affect the levels of payment to the Company.

     Funds received by the Company under Medicare and Medicaid are subject to audit with respect to proper application of various payment formulas. Such audits can result in retroactive adjustments to revenue. The Company believes that the payment formulas applicable to it have been properly applied and that any future adjustments will not have a material impact on its operations.

PROPERTIES


     At December 31, 1997, the Company operated 232 long-term care facilities, serving 22,459 residents in 15 states. Of such facilities, 187 were owned, 32 were leased, 13 were managed, and 28 of the leased properties had purchase options and/or rights of first refusal.

     The following table lists by state, on a combined basis, the nursing facilities, assisted living and retirement facilities owned, leased or managed by the Company at December 31, 1997:



                                            OWNED                 LEASED(1)                MANAGED                  TOTAL
                                    ---------------------   ---------------------   ---------------------   ---------------------
                                                 RESIDENT                RESIDENT                RESIDENT                RESIDENT
                                    FACILITIES   CAPACITY   FACILITIES   CAPACITY   FACILITIES   CAPACITY   FACILITIES   CAPACITY
                                    ----------   --------   ----------   --------   ----------   --------   ----------   --------
Florida...........................      33         3,513        --           --         --           --         33         3,513
Ohio..............................      21         2,136        10        1,152          1           70         32         3,358
Pennsylvania......................      21         2,225        --           --         11          810         32         3,035
Wisconsin.........................      30         2,374        --           --         --           --         30         2,374
Indiana...........................      16         1,514         4          462          1          240         21         2,216
Texas.............................       7           828        13        1,022         --           --         20         1,850
Washington........................      16         1,529         3          294         --           --         19         1,823
Kentucky..........................      18         1,511        --           --         --           --         18         1,511
Minnesota.........................      11         1,424        --           --         --           --         11         1,424
Oregon............................       5           335         2          135         --           --          7           470
Arkansas..........................       4           281        --           --         --           --          4           281
Idaho.............................       2           232        --           --         --           --          2           232
Maryland..........................       1           132        --           --         --           --          1           132
Delaware..........................       1           120        --           --         --           --          1           120
West Virginia.....................       1           120        --           --         --           --          1           120
                                       ---        ------        --        -----         --        -----        ---        ------
Total.............................     187        18,274        32        3,065         13        1,120        232        22,459
                                       ===        ======        ==        =====         ==        =====        ===        ======


---------------

(1) The average remaining life of the leases, including renewal options exercisable solely by the Company or Arbor, as the case may be, is 11 years.


     The UPC Health Network provides institutional pharmacy services through 18 additional leased locations in ten states as follows: Florida - 4; Indiana - 1; Kentucky - 1; Michigan - 1; Minnesota - 1; Ohio - 3; Pennsylvania - 2; Texas - 1; Washington - 2; and Wisconsin - 2.



     The Company had under construction at December 31, 1997, and also has approved construction of, the following facilities and additions:



                                                              ASSISTED LIVING                                NURSING FACILITY
                                                                FACILITIES           NURSING FACILITY            ADDITIONS
                                                EXPANDED   ---------------------   ---------------------   ---------------------
                                                THERAPY      NO. OF     RESIDENT     NO. OF     RESIDENT     NO. OF     RESIDENT
                                                 UNITS     FACILITIES   CAPACITY   FACILITIES   CAPACITY   FACILITIES   CAPACITY
                                                --------   ----------   --------   ----------   --------   ----------   --------
Under construction at December 31, 1997.......  2....           5         241           5         504           1          47
Additional construction approved..............  3....           3         238           1          40          --          --
                                                   --          --         ---          --         ---          --          --
Total.........................................      5           8         479           6         544           1          47
                                                   ==          ==         ===          ==         ===          ==          ==


COMPETITION

     The long-term care industry in the United States is highly competitive with companies offering a variety of similar services. The Company faces competition locally and regionally from other healthcare providers, including for-profit and not-for-profit organizations, home health agencies, institutional pharmacies, medical supplies and services agencies, and rehabilitative therapy providers. Significant competitive factors affecting the placement of residents in nursing and assisted living facilities include quality of care, services offered, reputation, physical appearance, location and, in the case of private-pay residents, cost of the services. Since there is little price competition with respect to Medicaid and Medicare residents, the range of services provided by the Company's nursing facilities and their locations affect a facility's competitive position in its market. The Company's pharmacy and medical services and supplies operation and its group purchasing operation compete with other similar operations ranging from small local operators to companies which are national in scope and distribution capability. The Company focuses its marketing efforts on the medical and healthcare communities in each location it serves.

     The Company also competes with other providers in the acquisition and development of additional facilities. Other competitors may accept a lower rate of return and therefore present significant price competition. Also, tax-exempt not-for-profit organizations may finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company.

GOVERNMENT REGULATION

     General Regulatory Requirements. Nursing facilities, assisted living facilities and other healthcare businesses, including institutional pharmacy operations, are subject to annual licensure and other regulatory requirements of state and local authorities. In addition, in order for a nursing facility to be approved for payment under the Medicare and Medicaid programs, it must meet the requirements for participation of the Social Security Act and the regulations thereunder. The requirements for nursing facilities licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, physical environment and administration. Nursing and assisted living facilities are generally subject to unannounced annual inspections by state or local authorities for purposes of relicensure and nursing facilities for purposes of recertification under Medicare and Medicaid.

     OBRA-1987. In 1987, the United States Congress passed the Omnibus Budget Reconciliation Act which included extensive revisions to the Medicare and Medicaid statutory requirements for nursing facilities. The provisions prescribe an outcome-oriented approach to the provision of services and require that each resident receive the necessary care and services to attain or maintain the highest practicable physical, mental and psychosocial well-being in accordance with the resident's individualized assessment and plan of care. The rules also established requirements for survey, certification and enforcement procedures. HCFA promulgated regulations, effective July 1, 1995, to implement the survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes to determine whether the care provided meets the assessed needs of the individual residents. Surveys are generally conducted on an unannounced annual basis by state survey agencies. Remedies are assessed for deficiencies based upon the scope and severity of the cited deficiencies. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor performing facilities from the program. Remedies range from directed plans of correction, directed in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil money penalties up to $3,000 per day for deficiencies that do not constitute immediate jeopardy to resident health and safety; and appointment of temporary management, termination from the program and civil money penalties of up to $10,000 for one or more deficiencies that constitute immediate jeopardy to resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by HCFA prior to implementation.

     Effective with the implementation of the regulation, promulgated in July 1995, HCFA created a new concept that allows facilities with acceptable regulatory histories to have an opportunity to correct their deficiencies by a "date certain" and not impose sanctions unless they do not return to compliance. Facilities with deficiencies constituting immediate jeopardy to resident health and safety and those that are classified as poor performing facilities are not given an opportunity to correct their deficiencies prior to the assessment of remedies. From time to time, the Company receives notices from federal and state regulatory agencies relating to alleged deficiencies for failure to comply with all components of the regulations. While the Company does not always agree with the positions taken by the agencies, the Company reviews such notices and takes corrective action when appropriate. Due to the fact that the new regulatory process provides the Company with limited appeal rights, many alleged deficiencies are acknowledged even if the Company is not in agreement with the allegation.

     The July 1995 regulation mandates that facilities which are not in substantial compliance and do not correct deficiencies within a certain time frame must be terminated from the Medicare and/or Medicaid programs. Generally, the facility has no more than six months from deficiency identification to correct the deficiency, but has a shorter time frame when immediate jeopardy to the health or safety of the residents is alleged by the survey agency. While the Company endeavors to comply with all applicable regulatory requirements, from time to time certain of the Company's nursing facilities have been subject to various remedies as a result of deficiencies alleged by HCFA or state survey agencies. While in certain instances denial of certification or licensure revocation actions have been threatened, no such actions are currently pending. There can be no assurance that the Company will not be subject to such remedies in the future.

     Of the Company's nursing facilities surveyed to date under the new regulation and for which a determination has been rendered, approximately 99 percent were found to be in substantial compliance at the initial or follow up survey visit. The Company believes that this performance is comparable to the performance of other similar multifacility corporations. The Company expects that those of its facilities not in substantial compliance will ultimately achieve this objective. The Company is unable to predict its compliance outcome in the future and could be adversely affected if a substantial portion of its facilities were determined not to be in compliance with applicable regulations. The Company believes that it has appropriate systems and mechanisms in place to monitor care and service delivery. The industry as a whole has raised with HCFA its serious concern that the new survey, certification and enforcement process does not appropriately measure performance against applicable requirements and that the process is being applied inconsistently among survey sites. Fundamental to the concern is the change in how surveyors perceive a deficient practice. Prior to July 1995, a deficiency would be identified only if a pattern of less than acceptable performance was observed. Under the present regulation, any lack of perfection produces an alleged deficiency.

     Restrictions on Acquisitions, Construction and Additions. The Company's acquisition and construction of additional facilities are subject to state regulation. All of the states in which the Company and Arbor currently operate (other than Idaho) have adopted CON and other laws designed to regulate expansion which generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of the changes or the occurrence of certain capital expenditures. In certain states, such laws have resulted in the prohibition, restriction or delay in the issuance of CONs.

     Regulation of Certain Transactions. Federal law provides for exclusion of practitioners, providers and related persons from participation in most federal healthcare programs, including the Medicare and Medicaid programs, if the individual or entity has been convicted of a criminal offense related to the delivery of an item or service under these programs or if the individual or entity has been convicted, under state or federal law, of a criminal offense relating to neglect or abuse of residents in connection with the delivery of a healthcare item or service. Further, individuals or entities may be, but are not required to be, excluded from such programs under certain circumstances, including but not limited to the following: conviction related to fraud; conviction relating to obstruction of an investigation; conviction relating to a controlled substance; licensure revocation or suspension; exclusion or suspension from state or federal healthcare programs; filing claims for excessive charges or unnecessary services or failure to furnish medically necessary services; and ownership or control by an individual who has been excluded from the Medicaid and/or Medicare programs, against whom a civil monetary penalty related to the Medicaid and/or Medicare programs has been assessed, or who has been convicted of the crimes described in this paragraph. The illegal remuneration provisions of the Social Security Act make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a resident for any item or service, or in return for purchasing, leasing, ordering or arranging for any good, facility, service or item, for which payment may be made under the federal healthcare programs. A violation of the illegal remuneration statute may result in the imposition of criminal penalties, including imprisonment for up to five years, the imposition of a fine of up to $25,000 or both. A civil action to exclude a provider from the Medicaid and/or Medicare programs may also be brought. The recently enacted Balanced Budget Act also includes numerous health fraud provisions, including: new exclusion authority for the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment, or exclusion; increased mandatory exclusion periods for multiple health fraud convictions, including permanent exclusion for those convicted of three health care-related crimes; authority for the Secretary to refuse to enter into Medicare agreements with convicted felons; new civil money penalties for contracting with an excluded provider or violating the federal anti-kickback statute; new surety bond and information disclosure requirements for certain providers and suppliers; and an expansion of the mandatory and permissive exclusions added by the Health Insurance Portability and Accountability Act of 1996 to any federal health care program (other than the Federal Employees Health Benefits Program). There are also other civil and criminal statutes applicable to the long-term care industry, such as those governing false claims. The Company has contractual relationships with some healthcare providers. Some states in which the Company operates also have laws that govern financial arrangements between healthcare providers. The Company believes that it is in compliance and that its practices are not in violation of the foregoing statutes or regulations. The Company cannot reasonably predict whether enforcement activities will increase at the federal or state level or the effect of any such increase on its business.

     In the summer of 1995, a major anti-fraud demonstration project, "Operation Restore Trust" ("ORT") was announced by the OIG. A primary purpose for the project is to scrutinize the activities of health care providers who are reimbursed under the Medicare and Medicaid programs. Initial investigative efforts have focused on skilled nursing facilities, home health and hospice agencies, and durable medical equipment suppliers in Texas, Florida, New York, Illinois and California. On May 20, 1997, HHS announced that Operation Restore Trust will be expanded during the next two years to include 12 additional states (Arizona, Colorado, Georgia, Louisiana, Massachusetts, Missouri, New Jersey, Ohio, Pennsylvania, Tennessee, Virginia and Washington), as well as several other types of health care services. Over the longer term, Operation Restore Trust investigative techniques will be used in all 50 states, and will be applied throughout the Medicare and Medicaid programs. Enforcement actions could include criminal prosecutions, suit for civil penalties, and/or Medicare, Medicaid or federal healthcare program exclusion. One of Arbor's facilities was recently the subject of an ORT investigation, which resulted in a finding that approximately $113,000 of charges for therapy services were inadequately documented. Following this investigation, Arbor has adopted measures to strengthen its documentation relating to reimbursable services. While the Company does not believe that it is the target of any such investigation under Operation Restore Trust, there can be no assurance that substantial amounts will not be expended by the Company to cooperate with any such investigation or to defend allegations arising therefrom. If it were found that any of the Company's practices failed to comply with the anti-fraud provisions, the Company could be materially adversely affected.

     Cross Disqualification and Delicensure. In certain circumstances, conviction of abusive or fraudulent behavior with respect to one facility may subject other facilities under common control or ownership to disqualification from participation in Medicaid or Medicare programs. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its "principals" have been debarred, suspended or are ineligible, or have been voluntarily excluded, from participation in federal contracts. A principal has been defined as an officer, director, owner, partner, key employee or other person with primary management or supervisory responsibilities. In addition, some state regulations provide that all facilities under common control or ownership licensed within a state are subject to delicensure if any one or more of such facilities are delicensed.

     Environmental Laws and Regulations. Certain federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with those laws or the regulations promulgated thereunder could subject an entity covered by these laws to fines, criminal penalties and other enforcement actions. The Company has developed policies with respect to the handling and disposal of medical, infectious and hazardous waste to assure compliance by each of its facilities with those laws and regulations. The Company believes that it is in material compliance with applicable laws and regulations governing these requirements.

     Federal regulations promulgated by the Occupational Safety and Health Administration impose additional requirements on the Company with regard to protecting employees from exposure to blood borne pathogens. The Company believes that it has policies and procedures in place to preclude actions by this regulatory body.

     See also "-- Sources of Revenue" for a description of The Balanced Budget Act.

EMPLOYEES


     As of December 31, 1997, the Company employed approximately 24,000 people, including approximately 5,100 registered and licensed practical nurses, 9,600 nursing assistants, 900 therapists, 167 pharmacists, 7,600 dietary, domestic, maintenance and other staff, and 790 administrative employees who work at corporate offices and facilities. There are approximately 43 collective bargaining agreements (seventeen of which expire within 12 months of March 31, 1998) among ten unions covering approximately 2,200 employees. The Company believes that its relationship with its employees is good.

RELATED PARTY TRANSACTIONS



     The Company is an indirect wholly owned subsidiary of Extendicare and insures certain risks, including comprehensive general liability, property coverage and excess workers compensation/employer's liability insurance, with an affiliated insurance subsidiary of Extendicare. Expenses of approximately $0.1 million, $8.4 million and $21.4 million were recorded by the Company for this purpose in the fiscal years ended December 31, 1997, 1996 and 1995, respectively.



     At December 31, 1997, 1996 and 1995, the Company had a non-interest bearing payable to Crownx Properties Inc., an affiliate of Extendicare, in the amount of approximately $3.5 million with no specific due date.


YEAR 2000 ISSUE

     The Company has conducted a review of its computer systems and its third-party systems to identify those systems that could be affected by the "Year 2000" issue. The Year 2000 issue is the result of computer systems being written using two digits rather than four to define the applicable year. Any of the Company's programs or programs of third-party providers that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If not corrected, Year 2000 issues could result in a major system failure or modifications and material costs to the Company. As a result of the Company's review of its proprietary systems, the Company has implemented a plan and begun the programming necessary to enable such systems to properly recognize the year 2000 in such applications. The Company's results of its reviews of third-party software has identified those systems with the Year 2000 issue. The Company has received assurances from such third-party software providers that plans are in process to make necessary modifications to achieve compliance with year 2000 processing requirements or to convert systems to systems which will be compliant with the year 2000 requirement. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 issue will not pose significant operational problems to the Company's computer systems as so modified and converted, nor will compliance with the Year 2000 issue result in material costs to the Company. However, if such modifications and conversions are not completed timely, the Year 2000 issue may have a material impact on the operations of the Company.

                                   MANAGEMENT

KEY EXECUTIVE OFFICERS


     Set forth below are the names, ages and positions of certain key executive officers of Extendicare:



                   NAME                      AGE                        POSITION
                   ----                      ---                        --------
Dr. Joy Durfee Calkin.....................   59    President and Chief Executive Officer
J. Wesley Carter..........................   58    Chief Operating Officer
Stephen F. Dineley........................   46    Vice President, Finance and Chief Financial
                                                   Officer
Melvin A. Rhinelander.....................   48    Senior Vice-President, Corporate Services and
                                                   Secretary
Barry L. Stephens.........................   58    Senior Vice-President, Finance


DIRECTORS AND EXECUTIVE OFFICERS


     Set forth below are the names, ages and positions of the directors and executive officers of the Company:



                   NAME                      AGE                        POSITION
                   ----                      ---                        --------
Dr. Joy Durfee Calkin.....................   59    Director and Chairman
J. Wesley Carter..........................   58    Chief Executive Officer, President and Director
Leland M. Austin, Jr......................   54    Executive Vice President, Operations
Richard Leslie Bertrand...................   49    Senior Vice President, Planning and Development
Ronald P. Knox............................   53    Senior Vice President, Operations
Melvin A. Rhinelander.....................   48    Senior Vice President, Secretary and Director
Roch Carter...............................   58    Vice President, General Counsel and Assistant
                                                   Secretary
Stephen F. Dineley........................   46    Vice President, Chief Financial Officer, Treasurer
                                                   and Director
Elizabeth H. Hoffman......................   45    Vice President, Clinical Services and Chief
                                                   Clinical Officer
Walter A. Levonowich......................   41    Vice President, Accounting
L. William Wagner.........................   49    Vice President
Timothy J. Murphy.........................   35    Assistant Secretary


     The respective terms of office of the directors of the Company are for three years and until their respective successors are elected. All executive officers of Extendicare and the Company serve at the discretion of the respective boards of directors of such corporations.


     DR. JOY DURFEE CALKIN joined Extendicare in 1995 as a member of the Board of Directors. In August 1997, Dr. Calkin was appointed President and Chief Executive Officer of Extendicare. In January 1998, Dr. Calkin was appointed Director and Chairman of the Company. Prior to her appointment with Extendicare, Dr. Calkin was Vice President and Provost of the University of Calgary. She was also a professor in the Faculty of Nursing, specializing in health systems management and design as well as pediatric nursing. Dr. Calkin received her Ph.D in Health Services Administration and is widely published in the healthcare field. Dr. Calkin has over 28 years of healthcare experience.


     J. WESLEY CARTER joined Extendicare in 1973 as Senior Vice President of Finance. In 1978, Mr. Carter was appointed President and Chief Operating Officer of the U.S. operations for the Company. Mr. Carter left Extendicare in 1981 to take on the position of President at Manley Insurance Brokers Inc. In December 1994, Mr. Carter returned to Extendicare in his current capacity as Chief Operating Officer. Mr. Carter was appointed President and Chief Executive Officer of EHSI in September 1997. Mr. Carter has been a director of the Company since 1994.


     STEPHEN F. DINELEY joined Extendicare on September 1, 1997. In February 1998, Mr. Dineley was appointed Vice President Chief Financial Officer, Treasurer and Director of the Company. Mr. Dineley has 23 years of accounting and finance experience and for the past 13 years has been a partner with KPMG. While in public accounting, Mr. Dineley had extensive experience with the healthcare industry and publicly-held clients.


     MELVIN A. RHINELANDER has been with Extendicare for 20 years. He currently holds the positions of Senior Vice-President, Corporate Services and Secretary for Extendicare. In addition, he serves as Vice President and Secretary of Extendicare (Canada) Inc. Mr. Rhinelander has been Secretary of the Company since 1989 and in February 1998, was appointed Senior Vice President and Director of the Company.



     BARRY L. STEPHENS has been with Extendicare for 12 years. He is currently Senior Vice-President, Finance of Extendicare. Prior to September 1, 1997, Mr. Stephens was Vice-President, Finance, Chief Financial Officer and Secretary. Prior to July 1985, Mr. Stephens was a partner of Thorne Riddell, chartered accountants, for ten years.



     LELAND M. AUSTIN, JR. joined EHSI in 1984 as Senior Vice President of Operations. In 1985, he was appointed Executive Vice President of Operations. Prior to joining EHSI he worked at Lutheran Hospitals where he held the positions of Senior Vice President of Finance and Treasurer. Mr. Austin has 18 years of healthcare experience in hospitals, nursing homes and other related healthcare businesses.



     RICHARD LESLIE BERTRAND joined EHSI in 1995 as Senior Vice-President. Mr. Bertrand has been with Extendicare in various financial capacities, including Senior Vice President, since 1976.



     RONALD P. KNOX joined EHSI in 1982 with the acquisition of American Medical Affiliates, as Associate Vice President of Eastern Field Operations. Mr. Knox became Senior Vice President of Field Operations in 1985 and was promoted to Vice President of EHSI in 1987. He was named Senior Vice President of Operations in January of 1989. Prior to that, Mr. Knox served as the Assistant Vice President of operations for American Medical Affiliates from 1972 until 1982. Mr. Knox has 18 years of facility management experience and seven years of labor relations/negotiation experience.



     ROCH CARTER joined EHSI in 1974 as Legal Counsel. In 1985 he was appointed General Counsel and in January 1998, he was appointed Vice President, General Counsel and Secretary. Mr. Carter was formerly an attorney with the United States Attorney's office in Milwaukee. Mr. Carter was also an attorney with the City of Milwaukee and was in practice with Young and McManus, S.C. Mr. Carter has over 24 years experience in healthcare law and practice.



     ELIZABETH H. HOFFMAN joined EHSI in 1998 with the acquisition of Arbor, as Vice President, Clinical Services and Chief Clinical Officer. Prior to joining EHSI, Ms. Hoffman held the position of Senior Vice President Clinical Services of Arbor.



     WALTER A. LEVONOWICH has been with EHSI since 1987 in various financial capacities. In 1998, Mr. Levonowich was appointed Vice President, Accounting.


     L. WILLIAM WAGNER joined EHSI in 1987 as Vice President of Human Resources. Prior to that he served as Vice President of Human Resources for ARA Living Centers and Director of Personnel for General Foods Corp. Mr. Wagner has 15 years of experience in healthcare and over 20 years of human resources experience.


     TIMOTHY J. MURPHY joined EHSI in 1991 as Corporate Counsel. In 1998, Mr. Murphy was appointed Deputy General Counsel and Assistant Secretary.

                             EXECUTIVE COMPENSATION

  COMPENSATION OF NAMED EXECUTIVE OFFICERS


     The Summary Compensation Table details compensation information for the last three fiscal years for the Chief Executive Officer, the four most highly compensated executive officers and one former executive officer of EHSI (together, the "Named Executive Officers").


                           SUMMARY COMPENSATION TABLE

================================================================================================================================
                                                                                                 LONG-TERM
                                                       ANNUAL COMPENSATION                     COMPENSATION
                                       ---------------------------------------------------- -------------------
                                                                                                SECURITIES
          NAME AND                                                           OTHER ANNUAL       UNDERLYING         ALL OTHER
     PRINCIPAL POSITION                     SALARY             BONUS         COMPENSATION     OPTIONS GRANTED     COMPENSATION
    WITH THE CORPORATION       YEAR         ($) (1)           ($) (2)            ($)                (#)             ($) (3)
--------------------------------------------------------------------------------------------------------------------------------
  J. W. Carter(4)             1997             72,915/      Cdn. 208,542      --                   55,000         Cdn. 12,126
  President and Chief                     Cdn. 267,000
  Executive Officer           1996        Cdn. 300,000      Cdn. 165,000      --                       --          Cdn. 8,964
                              1995        Cdn. 280,000      Cdn. 154,000      --                       --          Cdn. 4,792
--------------------------------------------------------------------------------------------------------------------------------
  L. M. Austin                1997             230,000            92,000      --                   30,000              38,130
  Executive Vice President,   1996             207,700            83,080      --                       --              34,885
  Operations                  1995             192,000            76,800      --                   25,000              32,530
--------------------------------------------------------------------------------------------------------------------------------
  R. L. Bertrand              1997             202,000            80,800      --                   20,000              33,815
  Senior Vice President,      1996             191,400            76,560      --                       --              32,225
  Planning and Development    1995             75,000/            54,000      --                   20,000              14,095
                                           Cdn. 82,833
--------------------------------------------------------------------------------------------------------------------------------
  R. P. Knox                  1997             190,000            76,000      --                   20,000              36,110
  Senior Vice President and   1996             181,300            65,268      --                       --              34,805
  Secretary                   1995             164,500            65,800      --                   15,000              31,910
--------------------------------------------------------------------------------------------------------------------------------
  R. J. Abramowski(5)         1997             202,000            80,800      --                   20,000              32,995
  Vice President, Finance     1996             191,400            76,560      --                       --              31,505
  and                         1995             177,000            70,800      --                   15,000              29,345
  Chief Financial Officer
--------------------------------------------------------------------------------------------------------------------------------
  G. W. Smith(6)              1997             400,000           175,000      --                   60,000              64,400
  President and Chief         1996             385,000           192,500      --                       --              62,200
  Operating Officer           1995             370,000           185,000      --                   50,000              60,000
================================================================================================================================

============================  ===

          NAME AND
     PRINCIPAL POSITION
    WITH THE CORPORATION

  J. W. Carter(4)
  President and Chief
  Executive Officer

-------------------------------------
  L. M. Austin
  Executive Vice President,
  Operations
-----------------------------------------
  R. L. Bertrand
  Senior Vice President,
  Planning and Development

---------------------------------------------
  R. P. Knox
  Senior Vice President and
  Secretary
-------------------------------------------------
  R. J. Abramowski(5)
  Vice President, Finance
  and
  Chief Financial Officer
-----------------------------------------------------
  G. W. Smith(6)
  President and Chief
  Operating Officer
---------------------------------------------------------
-------------------------------------------------------------


(1) Includes base salary and any amounts employee has contributed to the Deferred Compensation Plan and 401(k) Plan.

(2) Reflects amounts paid in 1997 related to bonuses earned in 1996.

(3) Includes amounts the Company has contributed to the Deferred Compensation Plan, the 401(k) Plan, and the Executive Life Insurance Plan, except for Mr. Carter, where the amount includes life insurance premiums paid.


(4) Mr. Carter's compensation from January 1, 1998 to October 1997 was in Canadian dollars. Effective October 1997, with his appointment as President and Chief Executive Officer of EHSI, his compensation of $72,915 to December 31, 1997 was in U.S. dollars.



(5) Mr. Abramowski ceased employment with the Company as of March 31, 1998.



(6) Mr. Smith's employment with the Company terminated effective September 2, 1997.


DEFERRED COMPENSATION PLAN

     The Company maintains a non-qualified, deferred compensation plan (the "Deferred Compensation Plan") covering certain employees. The maximum amount of annual compensation which may be deferred is 10% of such employee's base salary (excluding any bonus). The Company matches (up to 50%) of the amount so deferred, and the combined amount earns interest at the prime rate. The Company amount, along with interest thereon, will vest in the employee over an eight year period. Amounts deferred and vested matching amounts are payable upon the occurrence of certain events (i.e., death, disability or termination). Amounts deferred are not guaranteed, are "at risk", and subject to the ability of the Company to subsequently make such payments. The deferred compensation account is a book reserve, and the Company's obligations are unfunded and unsecured.

STOCK OPTION PLANS

     Extendicare's Stock Option Plan (the "Plan") provides for the granting, from time to time, at the discretion of the Board of Directors of Extendicare (the "Extendicare Board of Directors"), to certain directors, officers and employees of the Extendicare group of companies, of options to purchase Subordinate Voting Shares of Extendicare (the "Subordinate Voting Shares") for cash. The Plan provides that the exercise price of any option granted shall not be less than the closing price (or, if there is no closing price, the simple average of the bid and ask price) for the Subordinate Voting Shares as quoted on The Toronto Stock Exchange on the trading day prior to the date of grant. It also permits options to be exercised for a period not to exceed either five or ten years from the date of grant, as determined by the Extendicare Board of Directors at the time the option is granted. The Plan contains provisions for appropriate adjustments in the event of corporate reorganizations of Extendicare.

     At December 31, 1997, a total of 4,890,100 Subordinate Voting Shares of Extendicare were reserved under the Plan, of which 1,665,950 Subordinate Voting Shares were under option and 3,224,150 were available for option.

     The following table sets forth certain information regarding stock options granted during 1997 to the Named Executive Officers under the Plan. The Company has never granted any stock appreciation rights (SAR). The table also indicates the potential realizable value of each grant of options assuming that the market price of the underlying security appreciates in value from the date of the grant to the end of the option term at the following annualized rates:

       OPTIONS GRANTED IN LAST FISCAL YEAR AND POTENTIAL REALIZABLE VALUE


========================================================================================================
                                       INDIVIDUAL GRANTS                 POTENTIAL REALIZABLE VALUE
                        ------------------------------------------------   AT ASSUMED ANNUAL RATES
                                     % OF TOTAL                                OF STOCK PRICE
                        SECURITIES    OPTIONS      EXERCISE                APPRECIATION FOR OPTION
                        UNDERLYING   GRANTED TO    OR BASE                         TERM(2)
                          OPTIONS   EMPLOYEES IN    PRICE     EXPIRATION ---------------------------
         NAME           GRANTED (#) FISCAL YEAR  (CDN$/SH)(1)    DATE       5%(US$)      10%(US$)
--------------------------------------------------------------------------------------------------------
  J.W. Carter             55,000            7.1        17.90    2/24/02      190,143      420,166
--------------------------------------------------------------------------------------------------------
  L.M. Austin             30,000            3.9        17.90    2/24/02      103,714      229,181
--------------------------------------------------------------------------------------------------------
  R.L. Bertrand           20,000            2.6        17.90    2/24/02       69,143      152,788
--------------------------------------------------------------------------------------------------------
  R.P. Knox               20,000            2.6        17.90    2/24/02       69,143      152,788
--------------------------------------------------------------------------------------------------------
  R.J. Abramowski         20,000            2.6        17.90    2/24/02       69,143      152,788
--------------------------------------------------------------------------------------------------------
  G.W. Smith              60,000            7.7        17.90    2/24/02      207,428      458,363
========================================================================================================


(1) All options were granted pursuant to the Plan with an exercise price as quoted on The Toronto Stock Exchange in Canadian dollars.

(2) These columns show the hypothetical gains or "option spreads" of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full five-year term of the option, converted to United States dollars using the inverse of the noon spot rate of exchange as quoted by the Bank of Canada of Cdn$1.00 = US$0.6991 on December 31, 1997. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future prices of Extendicare Subordinate Voting Shares.

     The following table outlines stock options exercised during 1997 and option values at December 31, 1997 for the Named Executive Officers:

           AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL
                             YEAR-END OPTION VALUES


===================================================================================================================
                                                                                     VALUE OF UNEXERCISED
                                                       UNEXERCISED OPTIONS AT   IN-THE-MONEY OPTIONS AT FISCAL
                            SECURITIES    AGGREGATE        FISCAL YEAR-END                 YEAR-END
                            ACQUIRED ON     VALUE                (#)                        ($)(1)
                             EXERCISE     REALIZED    ------------------------- -------------------------------
           NAME                 (#)          ($)      EXERCISABLE UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
-------------------------------------------------------------------------------------------------------------------
  J.W. Carter                     --              --     62,500         62,500         543,987         242,850
-------------------------------------------------------------------------------------------------------------------
  L.M. Austin                 18,750         199,187      6,250         42,500          27,309          88,174
-------------------------------------------------------------------------------------------------------------------
  R.L. Bertrand               20,000         208,634     10,000         30,000          43,694          66,065
-------------------------------------------------------------------------------------------------------------------
  R.P. Knox                    7,500          95,608      7,500         32,770           7,500         112,824
-------------------------------------------------------------------------------------------------------------------
  R.J. Abramowski             15,000         157,473      7,500         27,500          32,770          55,142
-------------------------------------------------------------------------------------------------------------------
  G.W. Smith                  35,000         378,390     55,000         85,000         453,192         176,348
===================================================================================================================


(1) Based upon the December 31, 1997 closing stock price of the Subordinate Voting Shares, as reported on The Toronto Stock Exchange, of Cdn $19.50, and converted to the United States dollar using the inverse of the noon spot rate of exchange as quoted by the Bank of Canada Cdn$1.00 = US$0.6991 on December 31, 1997.

RETIREMENT AGREEMENTS

     J.W. Carter is covered by a retirement arrangement established by Extendicare. The arrangement provides for a pension that will generate a benefit at age 60 of 44% of Mr. Carter's best three consecutive years of basic salary for employment with Extendicare. This benefit would increase by 2% for each additional year of service with Extendicare over the age of 60. Retirement benefits are payable as an annuity over the lifetime of the executive with a portion continuing to be paid to the executive's spouse after the death of the executive. The other Named Executive Officers are not participants in these arrangements as they are participants in money purchase, 401K and deferred compensation plans established for U.S. executives.

EMPLOYMENT CONTRACTS

     None of the Named Executive Officers has an employment agreement with EHSI. Mr. Carter has an employment contract with Extendicare which provides for up to eighteen months' notice, or an amount equal to the equivalent months' basic salary in lieu of notice, for termination without cause.

                       DESCRIPTION OF OTHER INDEBTEDNESS

NEW CREDIT FACILITIES

     The Company entered into a credit agreement on November 26, 1997 (the "New Credit Agreement") with NationsBank, N.A. (the "Agent") individually and as agent, and certain lenders (the "Lenders"), which provided the Company with new senior secured credit facilities of up to $800 million (the "New Credit Facilities"), consisting of a six year revolving credit facility (the "Revolving Credit Facility") under which up to an aggregate principal amount of $200 million is available for borrowing, a six year $200 million term loan (the "Tranche A Term Loan"), a 7 year $200 million term loan (the "Tranche B Term Loan"), and a six year loan of up to $200 million (the "Tranche C Loan"). The Tranche C Loan was repaid with the proceeds of the offering of the Outstanding Notes. Proceeds of the New Credit Facilities were used to complete the Acquisition, to pay transaction costs related thereto, and to refinance certain indebtedness of the Company and certain of its subsidiaries and of Arbor and certain of its subsidiaries. The balance of the Revolving Credit Facility is available for working capital and general corporate purposes.

     The following summaries of the material provisions of the New Credit Agreement do not purport to be complete, and such provisions, including definitions of certain terms, are qualified in their entirety by reference to the New Credit Agreement. Capitalized terms used below and not defined in this Prospectus have the meanings assigned to such terms in the New Credit Agreement.

GENERAL

     The Revolving Credit Facility matures on December 31, 2003, at which time all outstanding borrowings will be due. Up to $50 million of the Revolving Credit Facility is available for the issuance of standby letters of credit. The Tranche A Term Loan matures on December 31, 2003, and the Tranche B Term Loan matures on December 31, 2004, and are payable in quarterly installments beginning on March 31, 1998 as set forth below. The Company is also required to make mandatory prepayments of principal upon the occurrence of certain events, such as certain asset sales and certain issuances of securities. The Company is permitted to make voluntary prepayments at any time.

     The annual amortization schedule for principal on the Tranche A Term Loan and the Tranche B Term Loan is as follows:

                                            TRANCHE A              TRANCHE B
                                           -----------            ------------
Loan year 1............................    $25 million            $  2 million
Loan year 2............................     30 million               2 million
Loan year 3............................     30 million               2 million
Loan year 4............................     35 million               2 million
Loan year 5............................     40 million               2 million
Loan year 6............................     40 million               2 million
Loan year 7............................                            188 million

INTEREST RATE AND FEES

     Borrowings under the New Credit Facilities bear interest based on LIBOR plus a margin or the Base Rate plus a margin. The applicable margin range for the LIBOR based loans is from .75% to 2.00% and for the Base Rate Loans is from 0% to 1.00%. Applicable margins are based on achieving certain leverage ratios. At the date of the Acquisition, the applicable rates for the Revolving Credit Facility, Tranche A Term Loan and Tranche C Term Loan were LIBOR plus 1.75% or Base Rate plus .75% and for the Tranche B Loan the applicable rate was LIBOR plus 2.00% or Base Rate plus 1.00%.


     Subsequent to December 31, 1997, the Company entered into five interest rate swap agreements (each $50,000 of principal) with three banks which effectively change the interest rates on LIBOR based borrowings under the New Credit Facilities to fixed rates ranging from 5.53% to 5.84% plus applicable margins, for periods over three to seven years.

     The New Credit Agreement provides that the Company will pay certain fees and commissions to the Lenders, including a commitment fee and letter of credit fees payable to the Lenders.

GUARANTEES AND SECURITY

     Borrowings and other obligations under the New Credit Agreement are guaranteed on a senior secured basis by Extendicare Holdings, Inc., the direct parent of EHSI, and all existing and future domestic subsidiaries of the Company.

     Loans and other obligations under the New Credit Agreement and the guarantees are secured by the pledge of stock of the Company and each of its existing and future domestic subsidiaries.

COVENANTS; EVENTS OF DEFAULT

     The New Credit Agreement contains a number of customary covenants, including, among other things, (i) prohibitions and/or limitations on the incurrence of debt, liens, payment of dividends or distributions, redemptions of capital stock, investments, transactions with affiliates, mergers, acquisitions and asset dispositions and (ii) financial covenants including fixed charge coverage, leverage, and net worth ratios. The New Credit Agreement also contains customary events of default, including an event of default if a "change of control" occurs.

CONDITIONS

     The New Credit Agreement contains a number of customary conditions to any subsequent funding by the Lenders.

OTHER INDEBTEDNESS


     In addition to the indebtedness described above, the Company had $58.2 million of other indebtedness outstanding as of December 31, 1997.



     As of December 31, 1997, the Company had approximately $8.2 million in mortgage notes outstanding. Such mortgage notes paid interest at rates ranging from approximately 7.25% to 12.45% per annum and were due in 2014. The Company also had $50.0 million of notes outstanding. Such notes accrued interest at rates ranging from approximately 4.15% to 10.0% per annum and mature through 2015. The mortgage notes and the notes contain certain financial covenants, including maintenance of certain minimum financial ratios.



     In addition, as of December 31, 1997, the Company had outstanding a $32 million interest rate swap agreement with a financial institution. The swap agreement effectively changes the Company's interest rate exposure on $32 million of floating rate indebtedness to a fixed rate of 4.155% per annum during the period the agreement is in effect, which is through October 8, 2000. See
Note 8 of the Notes to EHSI Consolidated Financial Statements.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Outstanding Notes were issued, and the Exchange Notes will be issued, pursuant to an Indenture (the "Indenture") among the Company, as issuer, AHC Acquisition Corp. and each of the Company's other existing Restricted Subsidiaries organized within the United States (including Arbor and its Restricted Subsidiaries), as Guarantors, and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Exchange Notes are identical in all material respects to the terms of the Outstanding Notes except that the Exchange Notes have been registered under the Securities Act and are issued free from any covenant regarding registration and except that, if the Exchange Offer is not consummated by April 16, 1998, the interest rate borne by the Outstanding Notes will increase 0.5% per annum for the first 90 days following such date and will increase by an additional 0.5% per annum beginning at each subsequent 90-day period until the Exchange Offer is consummated; provided, however, that in no event will the interest rate borne by the Outstanding Notes be increased by more than 1.5% per annum. The Exchange Notes and the Outstanding Notes are treated as one series of Notes under the Indenture and holders thereof are entitled to the benefit of the Indenture. Accordingly, unless specifically stated to the contrary, the following description applies equally to all Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under the caption "Certain Definitions."

     The Notes are unsecured senior subordinated general obligations of the Company. The Notes are fully and unconditionally guaranteed on a joint and several, unsecured senior subordinated basis by AHC Acquisition Corp. and each of the Company's other existing and future Restricted Subsidiaries organized within the United States (each, a "Note Guarantee" and, collectively, the "Note Guarantees") (excluding inactive subsidiaries as of the date of the Indenture but including Arbor and its Restricted Subsidiaries) and each other Restricted Subsidiary of the Company that guarantees the Company's obligations under the New Credit Agreement. The Company will cause each future Restricted Subsidiary of the Company that guarantees the Company's obligations under the New Credit Agreement or any other Senior Indebtedness to enter into a supplemental indenture providing for a Note Guarantee as required in the Indenture.


     The Company is able to designate any Restricted Subsidiary of the Company as an Unrestricted Subsidiary, subject to certain limitations. If so designated, any such Unrestricted Subsidiary will not be considered a Restricted Subsidiary of the Company for any purpose and accordingly will not be subject to the restrictive covenants set forth in the Indenture, including, without limitation, the restrictions on the incurrence of Indebtedness by Restricted Subsidiaries of the Company described herein, nor shall any Unrestricted Subsidiary be a Guarantor. See the definition of "Unrestricted Subsidiary."


     An Unrestricted Subsidiary shall continue to be an Unrestricted Subsidiary only if it (a) has no Indebtedness other than Non-Recourse Debt; and (b) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results. If, at any time, any Unrestricted Subsidiary fails to meet the foregoing requirements, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Unrestricted Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant).

PRINCIPAL, MATURITY AND INTEREST

     The Notes are obligations of the Company, limited in aggregate principal amount to $200 million and will mature on December 15, 2007. The Indenture provides for the issuance of up to $100 million aggregate principal amount of additional Notes having identical terms and conditions to the Notes offered hereby (the "Additional Notes"), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes offered hereby and will vote on all matters with the Notes offered hereby. For purposes of this "Description of the Notes," reference to the Notes does not include Additional Notes. Interest on the Notes accrues at the rate of 9.35% per annum and is payable semiannually in arrears on June 15 and December 15, commencing on June 15, 1998, to Holders of record on the immediately preceding May 31 and November 30. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from December 2, 1997. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes is payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to Global Notes and Certificated Exchange Notes (as such terms are defined below under the caption "Book Entry, Delivery and Form") the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be in the office of the Trustee maintained for such purpose. The Notes will be issued only in fully registered form, without coupons and in denominations of $1,000 and integral multiples thereof.

NOTE GUARANTEES

     Under the Note Guarantees, each Guarantor will fully and unconditionally, jointly and severally, guarantee the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Obligations of the Company under the Indenture and the Notes. Each of the Guarantors will agree to pay, in addition to any amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee in enforcing any rights under the Note Guarantees. Each of the Note Guarantees is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Guarantor without rendering such Note Guarantee as it relates to such Guarantor voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors -- Fraudulent Conveyance Statutes."

     Each of the Note Guarantees is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all of the Company's Obligations under the Indenture and the Notes or upon such Guarantor's no longer being a Restricted Subsidiary of the Company and being released from its guarantee of Indebtedness of the Company under the New Credit Agreement and (b) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns. Each of the Note Guarantees is a guarantee of payment and not of collection. Each of the Company's current Restricted Subsidiaries organized within the United States (including Arbor and its Restricted Subsidiaries) is a Guarantor.

SUBORDINATION

     The payment of principal of, premium, if any, and interest on the Notes is subordinated in right of payment, as set forth in the Indenture, to the prior indefeasible payment in full in cash of Senior Indebtedness, which includes borrowings under the New Credit Agreement, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive indefeasible payment in full in cash of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Indebtedness are indefeasibly paid in full in cash, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Indebtedness (except that Holders of Notes may receive securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness and to any securities issued in exchange for Senior Indebtedness and Holders of Notes may recover payments made from the trust described under the caption "Legal Defeasance and Covenant Defeasance").

     The Company also may not make any payment upon or in respect of the Notes (except in such subordinated securities or from the trust described under the caption "Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace or
(ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness which permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Agent Bank or the holders or the representative of the holders of any Designated Senior Indebtedness. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced by a Payment Blockage Notice unless and until 360 days have elapsed since the first day of the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice, unless such default has been cured or waived for a period of not less than 90 days.

     The Indenture requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of any Event of Default.


     As a result of the subordination provisions described above, in the event of an insolvency, bankruptcy, reorganization or liquidation of the Company, or upon the occurrence of a Change of Control or an Asset Sale requiring repurchase by the Company of any Notes, there may not be sufficient assets remaining to satisfy the claims of the Holders after satisfying the claims of creditors of the Company who are holders of Senior Indebtedness and claims of creditors of the Company's Restricted Subsidiaries. See "Risk Factors -- Subordination of Notes." The principal amount of Senior Indebtedness outstanding at December 31, 1997 was $513.7 million and the Company had additional availability of $108.2 million for borrowings under the New Credit Facilities, all of which would be Senior Indebtedness, if borrowed. The terms of the Indenture permit the Company and its Restricted Subsidiaries to incur additional Indebtedness, subject to certain limitations, including Indebtedness that may be secured by Liens on property of the Company and its Restricted Subsidiaries. See the discussion below under the captions "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" and "Certain Covenants -- Liens."


SUBORDINATION OF NOTE GUARANTEES; RELEASE OF NOTE GUARANTEES

     The Note Guarantees are subordinated in right of payment, as set forth in the Indenture, to the prior indefeasible payment in full in cash of Senior Indebtedness of the Company and Senior Indebtedness of the relevant Guarantor, which include guarantees by each Guarantor of Indebtedness of the Company under the New Credit Agreement, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to creditors of a Guarantor in a liquidation or dissolution of such Guarantor or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to such Guarantor or its property, an assignment for the benefit of creditors or any marshaling of such Guarantor's assets and liabilities, the holders of Senior Indebtedness of such Guarantor will be entitled to receive indefeasible payment in full in cash of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness of such Guarantor) before the Holders of Notes will be entitled to receive any payment with respect to the relevant Note Guarantee, and until all Obligations with respect to Senior Indebtedness of such Guarantor and Senior Indebtedness of the Company are paid in full in cash, any payment that would have been made under such Note Guarantee shall be made to the holders of Senior Indebtedness of such Guarantor (except that Holders of Notes may receive (i) Capital Stock of such Guarantor (other than Disqualified Stock) and (ii) securities that are subordinated at least to the same extent as such Note Guarantee to Senior Indebtedness of such Guarantor and to any securities issued in exchange for Senior Indebtedness of such Guarantor).

     Such Guarantor also may not make any payment upon or in respect of its Note Guarantee (except in such subordinated securities of such Guarantor) if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Indebtedness of the relevant Guarantor or Designated Senior Indebtedness of the Company occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness of such Guarantor or Designated Senior Indebtedness of the Company which permits holders of the Designated Senior Indebtedness of such Guarantor or Designated Senior Indebtedness of the Company as to which such default relates to accelerate its maturity and the Trustee receives a Payment Blockage Notice from the holders or the representative of the holders of any Designated Senior Indebtedness of such Guarantor or Designated Senior Indebtedness of the Company. Any payments under any Note Guarantee may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness of the relevant Guarantor has been accelerated. No new period of payment blockage may be commenced by a Payment Blockage Notice unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.


     As a result of the subordination provisions described above, in the event of an insolvency, bankruptcy, reorganization or liquidation of a Guarantor, there may not be sufficient assets remaining to satisfy the claims of the Holders with respect to the relevant Note Guarantee after satisfying the claims of creditors of such Guarantor who are holders of Senior Indebtedness of such Guarantor. As of December 31, 1997, the Guarantors had $513.3 million in the aggregate of outstanding Senior Indebtedness, $454.0 million of which consists of guarantees of the New Credit Agreement. The terms of the Indenture permit Restricted Subsidiaries of the Company to incur additional Indebtedness, subject to certain limitations, including Indebtedness that may be secured by Liens on property of the Restricted Subsidiaries. See the discussion below under the captions "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" and "Certain Covenants -- Liens."


     The Indenture provides that upon (i) a sale or other disposition to a Person not an Affiliate of the Company of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition to a Person not an Affiliate of the Company of all of the Capital Stock of any Guarantor, by way of merger, consolidation or otherwise, which transaction is carried out in accordance with the covenants described below under the captions "Repurchase at the Option of Holders -- Asset Sales" or "Certain Covenants -- Merger, Consolidation or Sale of Assets" or (ii) the release of any Guarantor from its obligations as a guarantor under the New Credit Agreement, so long as (a) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such release, (b) the Company is permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "Incurrence of Indebtedness and issuance of Preferred Stock" on the date on which such release occurs, and (c) the amount of Indebtedness outstanding under the New Credit Agreement for at least 30 days prior to the time of such release is at least $200 million, such Guarantor will be deemed automatically and unconditionally released and discharged from all of its obligations under its Note Guarantee without any further action on the part of the Trustee or any holder of the Notes; provided that any such termination shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure any Indebtedness of the Company shall also terminate upon such sale, disposition or release.

OPTIONAL REDEMPTION

     The Notes are not redeemable at the Company's option prior to December 15, 2002. Thereafter, the Notes are subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

                            YEAR                              PERCENTAGE
                            ----                              ----------
December 15, 2002...........................................  104.675%
December 15, 2003...........................................  103.117%
December 15, 2004...........................................  101.558%
December 15, 2005 and thereafter............................   100.00%

     Notwithstanding the foregoing, at any time or from time to time prior to December 15, 2000, the Company may redeem, on one or more occasions, up to 35% of the sum of (i) the initial aggregate principal amount of the Notes and (ii) the initial aggregate principal amount of any Additional Notes with the net proceeds of one or more Equity Offerings at a redemption price equal to 109.35% of the principal amount thereof, plus accrued interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date); provided that, immediately after giving effect to such redemption, at least 65% of the sum of
(x) the initial aggregate principal amount of the Notes and (y) the initial aggregate principal amount of any Additional Notes remains outstanding; provided further that such redemptions shall occur within 60 days of the date of closing of each Equity Offering.

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, by such method as the Trustee deems fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

     CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes and Additional Notes, if any, pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon (the "Change of Control Purchase Price") to the date of purchase (the "Change of Control Payment Date"). Within 30 days after the date of any Change of Control, the Company will mail a notice to each

Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes and Additional Notes, if any, pursuant to the procedures required by the Indenture and described in such notice. The Change of Control Payment Date shall be a business day not less than 30 days nor more than 60 days after such notice is mailed.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes and Additional Notes, if any, or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Purchase Price in respect of all Notes and Additional Notes, if any, or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes and Additional Notes, if any, so tendered together with an officers' certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes and Additional Notes, if any, so tendered the Change of Control Payment for such Notes and Additional Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of Notes and Additional Notes, if any, required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes and Additional Notes, if any, to require that the Company repurchase or redeem the Notes and Additional Notes in the event of a takeover, recapitalization or similar restructuring. Although the existence of a Holder's right to require the Company to repurchase the Notes and Additional Notes, if any, in respect of a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control, the provisions of the Indenture relating to a Change of Control in and of themselves may not afford Holders of the Notes and Additional Notes, if any, protection in the event of a highly leveraged transaction, reorganization, recapitalization, restructuring, merger or similar transaction involving the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of a Change of Control.

     The New Credit Agreement provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes and Additional Notes, if any, the Company could seek the consent of its lenders to the purchase of Notes and Additional Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes and Additional Notes, if any. In such case, the Company's failure to purchase tendered Notes and Additional Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the New Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes and Additional Notes.

     The meaning of the phrase "all or substantially all" as used in the definition of "Change of Control" with respect to a sale of assets varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and therefore it may be unclear whether a Change of Control has occurred and whether the Notes and Additional Notes, if any, are subject to a Change of Control Offer.

     Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its or their property, to make Restricted

Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes and Additional Notes, if any, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. In certain circumstances, such restrictions and the restrictions on transactions with Affiliates may make more difficult or discourage any leveraged buyout of the Company or any of its Restricted Subsidiaries. While such restrictions cover a variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes and Additional Notes, if any, protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     ASSET SALES

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, engage in an Asset Sale unless (i) the Company (or such Restricted Subsidiary) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (evidenced in each case by a resolution of the Board of Directors of such entity set forth in an officers' certificate delivered to the Trustee) and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents, provided that the principal amount of any Indebtedness for money borrowed (as reflected on the Company's consolidated balance sheet) of the Company or any Restricted Subsidiary that (x) is assumed by any transferee of any such assets or other property in such Asset Sale or (y) with respect to the sale or other disposition of all of the Capital Stock of any Restricted Subsidiary, remains the liability of such Subsidiary subsequent to such sale or other disposition, but only to the extent that such assumption, sale or other disposition, as the case may be, is effected on a basis under which there is no further recourse to the Company or any of its Restricted Subsidiaries with respect to such liability, shall be deemed to be cash for purposes of this provision.

     The Company may apply, and may permit its Restricted Subsidiaries to apply, an amount equal to Net Proceeds of an Asset Sale, at its option, within 365 days after the consummation of such an Asset Sale (a) to permanently reduce Indebtedness under the New Credit Agreement (and to correspondingly reduce the commitments, if any, with respect thereto) or to permanently reduce other Senior Indebtedness of the Company or any Guarantor or (b) to acquire another business or any substantial part of another business or other long-term assets, or to make a capital expenditure, in each case, in, or used or useful in, the same or a similar line of business as the Company or any of its Restricted Subsidiaries was engaged in on the date of the Indenture or any reasonable extensions or expansions thereof (including the Capital Stock of another Person engaged in such business, provided such other Person is, or immediately after giving effect to any such acquisition shall become, a Wholly Owned Restricted Subsidiary of the Company). Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Revolving Debt or otherwise invest such Net Proceeds temporarily in Cash Equivalents. Any Net Proceeds from Asset Sales that are not applied within 365 days after the consummation of an Asset Sale as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company will be required to make an offer to all Holders of Notes and Additional Notes, if any (an "Asset Sale Offer"), to purchase, on a pro rata basis, the principal amount of Notes and Additional Notes, if any, equal in amount to the Excess Proceeds (and not just the amount thereof that exceeds $15.0 million), at a purchase price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. If the aggregate principal amount of Notes and Additional Notes, if any, surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Additional Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero, subject to any subsequent Asset Sale.

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under the caption "Certain Covenants -- Merger, Consolidation or Sale of Assets" below, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Proceeds for purposes of this covenant.

     If at any time any non-cash consideration received by the Company or any Restricted Subsidiary in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Proceeds thereof shall be applied in accordance with this covenant.

     The Company will comply with the requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes and Additional Notes, if any, as a result of a Change of Control or an Asset Sale.

CERTAIN COVENANTS

     RESTRICTED PAYMENTS

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution of any kind or character (whether in cash, securities or other property) on account of any class of the Company's or any of its Restricted Subsidiaries' Equity Interests or to holders thereof (including, without limitation, any payment to stockholders of the Company in connection with a merger or consolidation involving the Company), other than (a) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Company or (b) dividends or distributions payable solely to the Company or any Wholly Owned Restricted Subsidiary of the Company and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary of the Company, payable simultaneously to its minority shareholders on a pro rata basis; (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company, any Restricted Subsidiary of the Company or any Unrestricted Subsidiary or any other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company); (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is pari passu with or subordinated to the Notes or the Guarantees prior to any scheduled repayment date, mandatory sinking fund payment date or final maturity date (other than the Notes), except at final maturity, other than through the purchase, redemption or acquisition by the Company of Indebtedness of the Company or any of its Restricted Subsidiaries through the issuance in exchange therefor of Equity Interests (other than Disqualified Stock); or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, the Company would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made by the Company and its Restricted Subsidiaries on or after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii) and (iv) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale after the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Restricted Subsidiary of the Company or an Unrestricted Subsidiary and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock) or from a contribution to the capital of the Company, plus (iii) an amount equal to the net reduction in Restricted Investments by the Company and its Restricted Subsidiaries, subsequent to the date of the Indenture, upon the disposition, liquidation or repayment (including by way of dividends) thereof, but only to the extent such amounts are not included in Consolidated Net Income and not to exceed in the case of any Restricted Investment, the amount of the Restricted Investment previously made by the Company and its Restricted Subsidiaries, plus (iv) $10 million.

     The foregoing clauses (b) and (c), however, will not prohibit (i) the payment of any dividend on any class of Capital Stock of the Company or any Restricted Subsidiary of the Company within 60 days after the date of declaration thereof, if on the date on which such dividend was declared such payment would have complied with the provisions of the Indenture; (ii) the making of any Restricted Investment in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company or to any Unrestricted Subsidiary) of Equity Interests of the Company (other than Disqualified Stock) or from a contribution to the capital of the Company; provided that any net cash proceeds that are utilized for any such Restricted Investment, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph; (iii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company or to any Unrestricted Restricted Subsidiary) of other Equity Interests of the Company (other than any Disqualified Stock) or from a contribution to the capital of the Company; provided that any net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph; or (iv) the defeasance, redemption or repurchase of pari passu or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or from a contribution to the capital of the Company; provided that any net cash proceeds that are utilized for any such defeasance, redemption or repurchase, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment that itself or together with Restricted Payments not previously reported pursuant to the requirements of this sentence exceeds $1.0 million, the Company shall deliver to the Trustee an officers' certificate stating that all such Restricted Payments are permitted and setting forth the basis upon which the calculations required by the covenant described under this caption were computed, which calculations may be based upon the Company's latest available financial statements.

     INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and any Guarantor may incur Indebtedness (including Acquired Indebtedness) and the Company may issue shares of

Disqualified Stock if: (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been equal to at least 2.25 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; and (ii) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

     The foregoing limitations on the incurrence of Indebtedness will not apply to:

    (i) the incurrence by the Company of Indebtedness under the New Credit Agreement (and the incurrence by the Guarantors of guarantees thereof) in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $600 million (after giving effect to the repayment of the Tranche C Loan under the New Credit Agreement with the proceeds of the offering of the Outstanding Notes), less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the outstanding amount or the commitments with respect to such Indebtedness pursuant to the covenant described above under the caption "-- Asset Sales";

    (ii) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (other than the Additional Notes) and the Note Guarantees;

    (iii) the incurrence by the Company and the Guarantors of the Existing Indebtedness;

    (iv) the incurrence by the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace any Indebtedness that is permitted to be incurred under clauses (ii) and (iii) above;

    (v) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries or between or among any Wholly Owned Restricted Subsidiaries; provided that, in the case of Indebtedness of the Company, such obligations shall be unsecured and subordinated in all respects to the Company's obligations pursuant to the Notes; and provided, however, that (a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company and (b) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

    (vi) the incurrence by the Company or any Guarantor of Hedging Obligations;

    (vii) the incurrence by the Company or any Guarantor of Indebtedness represented by Capital Lease Obligations, mortgage financings or Purchase Money Obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Guarantor or any Permitted Refinancing Indebtedness thereof, in an aggregate principal amount not to exceed 3.5% of Consolidated Tangible Assets at any time outstanding;

    (viii) the incurrence by the Company and any Guarantor of Indebtedness represented by Guarantees of Indebtedness of such Guarantor or the Company, as applicable, permitted under the first paragraph of this covenant or clause
  (iv) of this covenant; and

    (ix) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $25 million.

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness outstanding or to be incurred meets the criteria of more than one of the types of Indebtedness described in the aforementioned clauses, the Company, in its sole discretion, may classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

     LIENS

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any of its assets, now owned or hereafter acquired, securing any Indebtedness other than Senior Indebtedness, unless the Notes, in the case of the Company, or the Note Guarantees, in the case of the Guarantors, are secured equally and ratably with such other Indebtedness; provided that, if such Indebtedness is by its terms expressly subordinate to the Notes or the Note Guarantees, the Lien securing such subordinate or junior Indebtedness shall be subordinate and junior to the Lien securing the Notes or the Note Guarantees with the same relative priority as such subordinated or junior Indebtedness shall have with respect to the Notes or the Note Guarantees.

     DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness or other obligation owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries,
(iii) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, or (iv) guarantee the obligations of the Company evidenced by the Notes or any renewals, refinancings, replacements, refundings or extensions thereof, except for such encumbrances or restrictions existing under or by reason of (A) Existing Indebtedness as in effect on the date of the Indenture, (B) the New Credit Agreement as in effect on the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the New Credit Agreement as in effect on the date of the Indenture,
(C) the Indenture, the Notes and the Note Guarantees, (D) applicable law, (E) any instrument governing Acquired Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Acquired Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (F) any document or instrument governing Indebtedness incurred pursuant to clause (vii) of the second paragraph under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, (G) any instrument that is a lease, license, conveyance or contract or similar property or asset entered into or acquired in the ordinary course of business and consistent with past practices that restricts in a customary manner the subletting, assignment or transfer of any property, or (H) Permitted Refinancing Indebtedness of Indebtedness described in Clauses (A), (B) and (D) hereof, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced,
(I) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions described above under the caption "-- Liens" the terms of which limit the right of the debtor to dispose of the assets securing such Indebtedness or
(J) any agreement entered into for the direct or indirect sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that the transaction contemplated thereby shall be consummated not later than 90 days after the date of such agreement.

     LIMITATION ON LAYERING DEBT

     The Indenture provides that the Company and each Guarantor will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness or guarantee, as applicable, that is subordinate or junior in right of payment to any Senior Indebtedness and senior in any respect in right of payment to the Notes or such Guarantor's Note Guarantee, respectively.

     LINE OF BUSINESS

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage to any material extent in any business other than the ownership, operation and management of Nursing Facilities and Related Businesses.

     MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture provides that the Company will not, and the Company will not permit any Restricted Subsidiary of the Company to, in a single transaction or series of related transactions consolidate or merge with or into (other than the consolidation or merger of a Wholly Owned Restricted Subsidiary of the Company with another Wholly Owned Restricted Subsidiary of the Company or into the Company) (whether or not the Company or such Restricted Subsidiary is the surviving corporation), or directly and/or indirectly through its Restricted Subsidiaries sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis for the Company and its Restricted Subsidiaries taken as a whole) in one or more related transactions to, another corporation, Person or entity unless

          (i) either (a) the Company, in the case of a transaction involving the Company, or such Restricted Subsidiary, in the case of a transaction involving a Restricted Subsidiary of the Company, is the surviving corporation or (b) in the case of a transaction involving the Company or such Restricted Subsidiary, the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company or such Restricted Subsidiary) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States of America, any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Notes and the Indenture or such Restricted Subsidiary under the relevant Note Guarantee and the Indenture, as the case may be, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

          (ii) immediately after such transaction no Default or Event of Default exists;

          (iii) in the case of a transaction involving the Company, the Company or, if other than the Company, the entity or Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock";

          (iv) if, as a result of any such transaction, property or assets of the Company or a Guarantor would become subject to a Lien securing Indebtedness not permitted by the terms of the Indenture described above under the caption "-- Liens," the Company, any such Guarantor or the surviving entity, as the case may be, shall have secured the Notes and the relevant Note Guarantee, as required by such provisions; and

          (v) the Company shall have delivered to the Trustee an officers' certificate and, except in the case of a merger of a Restricted Subsidiary of the Company into the Company or into a Wholly Owned Restricted Subsidiary of the Company, an opinion of counsel, each stating that such consolidation, merger, conveyance, lease or disposition and any supplemental indenture with respect thereto, comply with all of the terms of this covenant and that all conditions precedent provided for in this provision relating to such transaction or series of transactions have been complied with.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     TRANSACTIONS WITH AFFILIATES

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, after the date of the Indenture, in any one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its properties, assets or services to, or make any payment to, or purchase any property, assets or services from, or enter into or make any agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), other than Exempt Affiliate Transactions, unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm's length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction entered into after the date of the Indenture involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of the Company set forth in an officers' certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company or, if there are no disinterested members of the Board of Directors at the time, a written opinion issued by an independent financial advisor of national standing that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view and
(b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $10.0 million, a written opinion issued by an independent financial advisor of national standing that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

     LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF RESTRICTED
SUBSIDIARIES

     The Company (a) will not permit any Restricted Subsidiary to issue any Capital Stock (other than to the Company or a Wholly Owned Restricted Subsidiary) and (b) will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than the Company or a Wholly Owned Restricted Subsidiary); provided, however, that this covenant will not prohibit
(i) the sale or other disposition of all, but not less than all, of the issued and outstanding Capital Stock of a Restricted Subsidiary owned by the Company and its Restricted Subsidiaries in compliance with the other provisions of the Indenture, or (ii) the ownership by directors of director's qualifying shares or the ownership by foreign nationals of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law.

     The Company will not permit any Restricted Subsidiary to issue any Preferred Stock.

     REPORTS

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, and file with the Trustee, (a) prior to the filing of a registration statement with respect to the Exchange Offer or a Shelf Registration Statement, the information specified in Rule 144A(d)(4) under the Securities Act and (b) after the filing of a registration statement with respect to the Exchange Offer or a Shelf Registration Statement, within 15 days after it is or would have been required to file such with the Commission (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's

Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, at any time after the Company files a registration statement with respect to the Exchange Offer or a Shelf Registration Statement, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information specified in Rule 144A(d)(4) under the Securities Act.

     EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the captions "Repurchase at Option of Holders -- Change of Control," "Repurchase at Option of Holders -- Asset Sales," "Certain Covenants -- Restricted Payments," "-- Incurrence of Indebtedness and Issuance of Preferred Stock" or "-- Merger, Consolidation or Sale of Assets"; (iv) failure by the Company to consummate the merger of AHC Acquisition Corp. with and into Arbor Health Care Company not later than the 90th day after the Closing Date;
(v) failure by the Company to comply with any of its other agreements or covenants in the Indenture or the Notes for 60 days after written notice by the Trustee or Holders of at least 25% of the aggregate principal amount of the Notes outstanding; (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of such Indebtedness at final maturity thereof (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness as to which there has been a Payment Default or the maturity of which has been so accelerated, exceeds in the aggregate $20 million; (vii) failure by the Company or any of its Restricted Subsidiaries to pay final judgments (not fully covered by insurance) which exceed in the aggregate $20 million, which judgments are not paid, discharged or stayed for a period of 60 days; (viii) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its Restricted Subsidiaries; and (ix) the Note Guarantee of any Guarantor is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the Indenture) or any Guarantor or any Person acting on behalf of any Guarantor denies or disaffirms such Guarantor's obligations under its Note Guarantee (other than by reason of a release of such Guarantor from its Note Guarantee in accordance with the terms of the Indenture).

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of all of the then outstanding Notes may declare all the Notes to be due and payable immediately. After such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of principal, interest or premium that have become due solely because of such acceleration, have been cured or waived as provided in the Indenture. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Restricted Subsidiary of the Company, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that if a Default occurs and is continuing, generally the Trustee must give notice of such Default to the Holders within 90 days after the occurrence of such Default. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or premium, if any, or interest) if it determines that withholding notice is in their interest.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, or the principal of, any Note except a Payment Default resulting from an acceleration that has been rescinded or in respect of a provision that cannot be amended or waived without the consent of the Holder affected. See "Amendment, Supplement and Waiver."

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. No director, officer, employee, incorporator or stockholder of any Guarantor, as such, shall have any liability for any obligations of such Guarantor under its Note Guarantee or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     At its option and at any time, the Company may elect to have all of the obligations of the Company and the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the Company's obligations under the Registration Rights Agreement, (iv) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (v) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the

Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; (vi) the Company must deliver to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over other creditors of the Company or the Guarantors or with the intent of defeating, hindering, delaying or defrauding creditors of the Company, the Guarantors or others; (vii) the Company must have delivered an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (viii) the Company must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Trustee will act as paying agent and registrar for the Notes. The Company, the Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents as well as certifications, legal opinions and other information and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).

     Without the consent of each Holder affected, an amendment or waiver may not: (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or premium on or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "-- Repurchase at the Option of Holders"),
(iii) reduce the rate of or change the time for payment of interest on any Note,
(iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders"), (viii) modify the ranking or priority of the Notes or the Note Guarantee of any Guarantor, (ix) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture other than in accordance with the terms of the Indenture or (x) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of Certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

     Notwithstanding the foregoing, neither the Company nor the Trustee may amend any provisions of the Indenture or the Notes concerning (i) the subordination of the Notes and the Note Guarantees or (ii) legal defeasance or convenant defeasance without, in either case, the prior written consent of the Agent Bank, acting on behalf of the Lenders under the New Credit Agreement.

PAYMENTS FOR CONSENT

     Neither the Company nor any of its Restricted Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes, unless such consideration is offered to be paid or agreed to be paid to all Holders of the Notes which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

CONCERNING THE TRUSTEE

     The Bank of Nova Scotia Trust Company of New York, will be the Trustee under the Indenture. The Trustee's current address is One Liberty Plaza, 23rd Floor, New York, New York 10006.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not have been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Extendicare Health Services, Inc., 105 W. Michigan Street, 9th Floor, Milwaukee, Wisconsin 53203,
Attention: Robert J. Abramowski, Vice President of Finance and Chief Financial Officer.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the Exchange Notes will be issued in the form of a global note (the "Global Note"). The Global Note will be deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Investors may hold their beneficial interests in the Global Note directly through the Depository if they have an account with the Depository or indirectly through organizations which have accounts with the Depository.

     The Depository has advised the Company as follows: The Depository is a limited-purpose trust company and organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). The Depository was created to hold securities of institutions that have accounts with the Depository ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in the accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     The Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Exchange Notes represented by the Global Note to the accounts of participants. Ownership of beneficial interests in the Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the Global Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Note.


     So long as the Depository, or its nominee, is the registered holder and owner of the Global Note, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of the related Exchange Notes for all purposes of such Exchange Notes and the Indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have the Exchange Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Exchange Notes in definitive form and will not be considered to be the owners or holders of any Exchange Notes under the Global Note. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any right of a holder of Exchange Notes under the Global Note. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that the Depository, as the holder of the Global Note, is entitled to take, the Depository would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.


     Payment of principal of and interest on Exchange Notes represented by the Global Note registered in the name of and held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Note.

     The Company expects that the Depository or its nominee, upon receipt of any payment of principal of or interest on the Global Note, will credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for other aspects of the relationship between the Depository and its participants or the relationship between such participants and the owners of beneficial interests in the Global Note owning through such participants.

     Unless and until it is exchanged in whole or in part for certificated Exchange Notes in definitive form, the Global Note may not be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository.

     Beneficial owners of Exchange Notes registered in the name of the Depository or its nominee will be entitled to be issued, upon request, Exchange Notes in definitive certificated form.

CERTIFICATED NOTES

     The Exchange Notes represented by the Global Note are exchangeable for certificated Exchange Notes ("Certificated Exchange Notes") in definitive form of like tenor as such Exchange Notes in denominations of $1,000 and integral multiples thereof if (i) the Depository notifies the Company that it is unwilling or unable to continue as Depository for the Global Note or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, (ii) the Company in its discretion at any time determines not to have any of the Exchange Notes represented by the Global Note or (iii) a default entitling the holders of the New Notes to accelerate the maturity thereof has occurred and is continuing. Any Exchange Note that is exchangeable pursuant to the preceding sentence is exchangeable for Certificated Exchange Notes issuable in authorized denominations and registered in such names as the Depository shall direct.

     Although the Depository has agreed to the foregoing procedures in order to facilitate transfers or interests in the Global Note among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means, with respect to any specified Person, (i) any Indebtedness or Disqualified Stock of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, and in either case for purposes of the Indenture, shall be deemed to be incurred by such specified Person at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person or at the time such asset is acquired by such specified Person, as the case may be.

     "Affiliate" of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or executive officer of (a) such specified Person or (b) any Person described in the preceding clause (i). For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Agent Bank" means NationsBank, N.A. and its successors under the New Credit Agreement, in its capacity as agent.

     "Asset Sale" means with respect to any Person, the sale, lease, conveyance or other disposition, by such Person of any of its assets (including, without limitation, (w) a sale and leaseback, (x) the issuance, sale or other transfer of any Equity Interests in any Restricted Subsidiary of the Company, (y) the sale or transfer of Equity Interests in any Unrestricted Subsidiary and (z) the receipt of proceeds of insurance paid on account of the loss of or damage to any asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceeding, and including the receipt of proceeds of business interruption insurance), in each case, in one or a series of related transactions, that have a fair market value in excess of $1,000,000 or for Net Proceeds in excess of $1,000,000; provided that notwithstanding the foregoing, the term "Asset Sale" shall not include: (a) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company, in accordance with the terms of the covenant described under the caption "Certain Covenants -- Merger, Consolidation or Sale of Assets," (b) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business consistent with past practice, (c) a transfer of assets by the Company to a Wholly Owned Restricted Subsidiary of the Company or by a Wholly Owned Restricted Subsidiary of the Company to the Company or to another Wholly Owned Restricted Subsidiary of the Company, (d) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary of the Company to the Company or to another Wholly Owned Restricted Subsidiary of the Company, provided that the consideration paid by the Company or such Wholly Owned Restricted Subsidiary of the Company for such Equity Interests shall be deemed to be an Investment, (e) the sale or other disposition of cash or Cash Equivalents, (f) a Restricted Payment that is permitted by the covenant described above under the caption "-- Restricted Payments," (g) sales of property or equipment that have become worn out, obsolete or damaged, or (h) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary or the contribution to the capital of any Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalent" means (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities not more than six months from the date of acquisition, (b) U.S. dollar denominated (or foreign currency fully hedged) time deposits, certificates of deposit, Eurodollar time deposits or Eurodollar certificates of deposit of (i) any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million or (ii) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (any such bank being an "Approved Lender"), in each case with maturities of not more than six months from the date of acquisition, and (c) commercial paper issued by any Approved Lender (or by the parent company thereof) and maturing within six months of the date of acquisition.

     "Change of Control" means such time as either:

          (i) any Person or group (within the meaning of Section 13(d) or 14(d) of the Exchange Act) other than the Permitted Holders that has become, directly or indirectly, the beneficial owner, by way of merger, consolidation or otherwise, of (A) 35% or more of the voting power of the Voting Stock of Extendicare on a fully-diluted basis and the Permitted Holders beneficially own, directly or indirectly, Voting Stock of Extendicare that represents a lesser percentage of the aggregate voting power of all classes of Voting Stock of Extendicare, voting together as a single class, than such person or group, or (B) 50% or more of the voting power of the Voting Stock of the Company on a fully diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the

     Company convertible or exercisable for Voting Stock of the Company (in each case, whether or not such securities are then currently convertible or exercisable); or

          (ii) the sale, lease or transfer to any Person or Group of all or substantially all of the assets of (A) the Company, other than in compliance with the terms of the covenant described above under the caption "Certain Covenants -- Merger, Consolidation or Sale of Assets," or (B) Extendicare, other than to the Permitted Holders;

          (iii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the Board of Directors of Extendicare or the Company, together with any new members of such Board of Directors whose election by such Board of Directors or whose nomination for election by the stockholders of Extendicare or the Company, as applicable was approved by a vote of a majority of the members of such Board of Directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the directors of Extendicare or the Company then in office; or

          (iv) Extendicare or the Company consolidates or amalgamates with or merges with or into another Person or any Person consolidates or amalgamates with, or merges with or into, Extendicare or the Company (in the case of the Company, whether or not in compliance with the terms of the Indenture), in any such event pursuant to a transaction in which immediately after the consummation thereof Persons owning a majority of the Voting Stock of Extendicare or the Company, as applicable, immediately prior to such consummation shall cease to own a majority of the Voting Stock of Extendicare or the Company, as applicable, or the surviving entity if other than Extendicare or the Company.

     "Consolidated EBITDA" means, with respect to any Person for any period, the sum of, without duplication, (i) the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, plus (ii) the Fixed Charges for such period, plus (iii) provision for taxes based on income or profits for such period (to the extent such income or profits were included in computing Consolidated Net Income for such period), plus (iv) consolidated depreciation, amortization and other noncash charges of such Person and its Restricted Subsidiaries required to be reflected as expenses on the books and records of such Person, minus (v) cash payments with respect to any nonrecurring, noncash charges previously added back pursuant to clause (iv), and excluding (vi) the impact of foreign currency translations. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other noncash charges of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Restricted Subsidiary without prior approval (unless such approval has been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions actually paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (unless such approval has been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) solely for purposes of the covenant entitled "Certain Covenants -- Restricted Payments," the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Tangible Assets" means, as of the date of determination, the total assets, less goodwill and other intangibles (other than patents, trademarks, copyrights, licenses and other intellectual property), shown on the balance sheet of the Company and its Restricted Subsidiaries as of the most recent date for which such a balance sheet is available, determined on a consolidated basis in accordance with GAAP less all write-ups (other than writeups in connection with acquisitions) subsequent to the date of the Indenture in the book value of any asset (except any such intangible assets) owned by the Company or any of its Restricted Subsidiaries. At September 30, 1997, on a pro forma basis giving effect to the Acquisition, the Consolidated Tangible Assets of the Company were approximately $967 million.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Indebtedness" means (i) so long as the Senior Bank Debt is outstanding, the Senior Bank Debt and (ii) any other Senior Indebtedness permitted under the Indenture the principal amount of which is $50 million or more and that has been designated by the Company as "Designated Senior Indebtedness."

     "Disqualified Stock" means (a) with respect to any Person, Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date which is one year after the date on which the Notes mature and (b) with respect to any Restricted Subsidiary of such Person (including with respect to any Restricted Subsidiary of the Company), any Capital Stock other than any common stock with no preference, privileges, or redemption or repayment provisions.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock), whether outstanding prior to, on or after the date of the Indenture.

     "Equity Offering" means a public or private offering of Capital Stock (other than Disqualified Stock) of the Company and shall be deemed to include, without limitation, any capital contribution (whether or not against the issuance of additional Capital Stock of the Company) by Extendicare or its subsidiaries (other than the Company) to the Company.

     "Exempt Affiliate Transactions" means (a) transactions between or among the Company and/or its Wholly Owned Restricted Subsidiaries, (b) advances to officers of the Company or any Restricted Subsidiary of the Company in the ordinary course of business to provide for the payment of reasonable expenses incurred by such persons in the performance of their responsibilities to the Company or such Restricted Subsidiary or in connection with any relocation, (c) fees and compensation paid to and indemnity provided on behalf of directors, officers or employees of the Company or any Restricted Subsidiary of the Company in the ordinary course of business, (d) any employment agreement that is in effect on the date of the Indenture in the ordinary course of business and any such agreement entered into by the Company or a Restricted Subsidiary of the Company after the date of the Indenture in the ordinary course of business of the Company or such Restricted Subsidiary, (e) any Restricted Payment that is not prohibited by the covenant set forth under the caption "Certain Covenants -- Restricted Payments" above (f) payment of premiums to and the receipt of proceeds of insurance from, Laurier Indemnity Company and Laurier Indemnity Company, Ltd. and (g) payments to or receipts from Extendicare Holdings, Inc. pursuant to any tax sharing agreement entered into for the purpose of preparing a consolidated tax return of Extendicare Holdings, Inc.

     "Existing Indebtedness" means the Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the New Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.

     "Extendicare" means Extendicare Inc., the Company's indirect parent.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated EBITDA of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the four-quarter reference period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period, and (ii) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period (net of any interest income) including, without limitation, amortization of original issue discount, noncash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of deferred financing charges for such period, (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments (and noncash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred stock of such Person payable to a party other than the Company or a Wholly Owned Restricted Subsidiary, multiplied by (b)a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, on a consolidated basis and in accordance with GAAP.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession of the United States that are applicable to the circumstances as of the date of determination;

     "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantor" means AHC Acquisition Corp., each other existing Restricted Subsidiary of the Company organized within the United States, each Restricted Subsidiary of the Company organized within the United States formed or acquired (and each other Person that becomes a Restricted Subsidiary of the Company) after the date of the Indenture and each other Restricted Subsidiary of the Company organized within the United States that guarantees the Company's obligations under the New Credit Agreement or any other Senior Indebtedness; provided that Arbor Health Care Company and its Restricted Subsidiaries shall not become Guarantors until the consummation of the Merger.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person entered into in the ordinary course of business under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and other similar financial agreements or arrangements designed to protect such Person against, or manage the exposure of such Person to, fluctuations in interest rates, and (ii) forward exchange agreements, currency swap, currency option and other similar financial agreements or arrangements designed to protect such Person against, or manage the exposure of such Person to, fluctuations in foreign currency exchange rates.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations, or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable incurred in the ordinary course of business, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness of any other Person.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding advances to officers and employees of the type specified in clause (b) of the definition of Exempt Affiliate Transactions), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP, provided that an acquisition of assets, Equity Interests or other securities by the Company or any of its Restricted Subsidiaries for consideration consisting solely of Equity Interests (other than Disqualified Stock) of the Company or Extendicare shall not be deemed to be an Investment, and provided further that Investments shall not be deemed to include extensions of trade credit by the Company or any of its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or
(b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any noncash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions), taxes paid or payable as a result thereof, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "New Credit Agreement" means that certain credit agreement, dated as of the date of the Indenture, by and among the Company and NationsBank, N.A., as agent, and the lenders parties thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, increased, renewed, refunded, replaced, restated or refinanced from time to time.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Restricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Nursing Facility" means a nursing facility, hospital, outpatient clinic, assisted living center, long-term care facility, subacute care facility or retirement facility that is used or useful in the provision of healthcare services.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Holders" means, as of the date of determination, Kingfield Investments Limited and Scotia Investments Limited and their respective Affiliates (in each case, so long as controlled by (i) in the case of Kingfield Investments Limited, H. Michael Burns or his Permitted Transferees and (ii) in the case of Scotia Investments Limited, members of the family of the late R. A. Jodrey or his Permitted Transferees).

     "Permitted Investments" means (a) any Investments in the Company; (b) any Investments in Cash Equivalents; (c) Investments made as a result of the receipt of noncash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales"; (d) Investments outstanding as of the date of the Indenture; (e) Investments in Wholly Owned Restricted Subsidiaries of the Company and any entity that (i) is engaged in the same or a similar line of business as the Company or any of its Restricted Subsidiaries was engaged in on the date of the Indenture or any Related Businesses and (ii) as a result of such Investment, becomes a Wholly Owned Restricted Subsidiary of the Company or such entity is merged or consolidated with or into, or transfer or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company (or, if the Investment in the entity is by means of a tender offer for Capital Stock of such entity, Capital Stock is acquired in an amount sufficient under the laws of the jurisdiction of incorporation of such entity to cause the subsequent merger of such entity with the Company or a Wholly Owned Restricted Subsidiary, provided that such merger is completed within 90 days of the completion of the tender offer); (f) Hedging Obligations to the extent permitted under clause (vi) of the second paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; (g) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (g) that are at the time outstanding, not to exceed $7.0 million; (h) loans and advances to employees made in the ordinary course of business; (i) Investments in prepaid expenses, negotiable instruments held for collection, and lease, utility and worker's compensation, performance and other similar deposits; and (j) Investments made in exchange for accounts receivable arising in the ordinary course of business which have not been collected for 270 days and which are, in the good faith of the Company and its Restricted Subsidiaries, substantially uncollectible.

     "Permitted Transferees" means, with respect to any Person: (i) the referent Person's parents, spouse, siblings, children (natural or adopted), grandchildren or other issue; (ii) trusts the primary beneficiaries of which are any of the foregoing persons or any charitable organization designated by any of them, which trusts are controlled, directly or indirectly, by the referent Person and any of the persons under clauses (i) or (iv); (iii) corporations, partnerships, limited liability companies and other persons if at least 80% of the economic interest in any such person is owned by the Referent Person and any of the persons under clause (i) or any charitable organization designated by any of them; and (iv) in the case of any person in clause (i), the heirs, executors, administrators or personal representatives upon the death of such person or upon the incompetency or disability of such person for the purposes of the protection and management of such individual's assets.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded plus the lesser of the amount of any premium required to be paid in connection with such refinancings pursuant to the terms of such indebtedness or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary of the Company that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, trust unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any person, any and all shares, interests, partnership interests, participations, rights in or other equivalents (however designated) of such person's preferred or preference stock, whether now outstanding or issued after the Closing Date, and including, without limitation, all classes and series of preferred or preference stock of such person.

     "Purchase Money Obligations" of any Person means any obligations of such Person to any seller or any other Person incurred or assumed to finance the construction and/or acquisition of real or personal property to be used in the business of such Person or any of its Subsidiaries in an amount that is not more than 100% of the cost of such property, and incurred within 90 days after the date of such construction or acquisition (excluding accounts payable to trade creditors incurred in the ordinary course of business); provided, however, that any Lien on such Indebtedness shall not extend to any property other than the property so acquired or constructed.

     "Related Businesses" means the business conducted by the Company and its Restricted Subsidiaries as of the date of the Indenture and any and all healthcare service businesses that in the good faith judgment of the Board of Directors of the Company are materially related businesses, which shall include the operation of Nursing Facilities, long-term and specialty healthcare services, skilled nursing care, subacute care, rehabilitation programs, therapies, pharmaceutical services, participation in provider service organizations, health care information services business, distribution of medical supplies, geriatric care and home healthcare or other businesses which provide ancillary services to residents in long-term and specialty healthcare facilities.

     "Restricted Investment" means any Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary of the referent Person.

     "Senior Bank Debt" means the Obligations outstanding under the New Credit Agreement.

     "Senior Indebtedness" means (i) the Senior Bank Debt and (ii) any other Indebtedness permitted to be incurred by the Company or any Guarantor under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to any Indebtedness for money borrowed. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include
(w) any liability for federal, state, local or other taxes owed or owing, (x) any Indebtedness of the Company to any of its Restricted Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness to the extent that it is incurred in violation of the Indenture.

     "Senior Revolving Debt" means revolving credit borrowings and letters of credit under the New Credit Agreement and/or any successor facility or facilities.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Unrestricted Subsidiary" means (i) any Person that (a) at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below and (b) would, but for such designation, be a Restricted Subsidiary of the Company and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary unless at the time of designation, such Subsidiary or any Subsidiary of such Subsidiary owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary of the Company; provided, however, that the amount of the Investment by the Company or any of its Restricted Subsidiaries in such Unrestricted Subsidiary would be permitted under " -- Certain Covenants -- Restricted Payments" as a "Restricted Payment" after giving effect to the designation; and provided further that any Indebtedness incurred by any Unrestricted Subsidiary shall be Non-Recourse Debt. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving pro forma effect to such designation (1) the Company could incur $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test in " -- Certain Covenants -- Limitation on Indebtedness" and (2) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complies with the foregoing provisions.

     "U.S. Government Obligations" means (i) securities that are (a) direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof; and (ii) depositary receipts issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in clause (i) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest of the U.S. Government Obligation evidenced by such depositary receipt.

     "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payments at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations to persons who acquired the Outstanding Notes on original issuance for cash and who hold the Exchange Notes subsequent to the Exchange Offer. It does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, financial institutions, insurance companies and tax-exempt organizations, may be subject to special rules. In addition, this summary is limited to persons that will hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code. Further, this summary does not address the effect of any applicable United States federal estate tax or any state, local or other tax laws. ACCORDINGLY, INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

     The exchange of an Outstanding Note by a holder for an Exchange Note should not constitute a taxable exchange and thus should not result in income, gain or loss to holders of Notes who participate in the Exchange Offer or to the Company. Such holders should have the same adjusted basis and holding period in the Exchange Notes immediately after the exchange as the holders had in the Outstanding Notes immediately prior to the exchange.

     As used herein, the term "United States Holder" means a beneficial owner of the Outstanding Notes or Exchange Notes that is, for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which its subject to federal income taxation regardless of its source, or (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. fiduciaries. A "Foreign Holder" is any holder of Outstanding Notes or Exchange Notes that is not a United States Holder.

UNITED STATES HOLDERS

STATED INTEREST

     A United States Holder of a Note will be required to include interest on a
Note in gross income for Federal income tax purposes in accordance with the holder's method of tax accounting.

SALE, EXCHANGE OR REDEMPTION OF A NOTE

     Upon a taxable sale, exchange or redemption of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than any amount received attributable to accrued interest on a Note that was not previously included in gross income, which amount will be treated as interest income) and the holder's tax basis in the Note. Such capital gain or loss will be long-term capital gain or loss if the Holder's holding period in the Note is more than one year at the time of such disposition. In general, in the case of a non-corporate United States Holder, capital gains recognized on Notes held (i) one year or less will be taxed at ordinary income tax rates, (ii) more than one year but 18 months or less will be taxed at a maximum rate of 28% and (iii) more than 18 months will be taxed at a maximum rate of 20%. In addition, holders should consult their own tax advisers regarding the availability and effect of a certain tax election to mark-to-market Notes held on January 1, 2001.

FOREIGN HOLDERS

     Payments of principal and interest on the Notes to a Foreign Holder generally will not be subject to United States Federal withholding tax provided that (a) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the holder is not a controlled foreign corporation that is related to the Company through stock ownership and (c) either (1) the beneficial owner of the Note, under penalties of perjury, provides the Company or its agent with its name and address and certifies that it is not a United States person or (2) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") certifies to the Company or its agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or another financial institution and furnishes to the Company or its agent a copy thereof.

     A Foreign Holder that does not qualify for the exception from withholding tax described above would generally be subject to the United States withholding tax at a flat rate of 30% (or a lower applicable treaty rate) on payments of interest, unless the Foreign Holder's income from the Notes is effectively connected with a U.S. trade or business of the holder. A Foreign Holder generally will be taxed in the same manner as a United States corporation or resident with respect to such income if it is effectively connected with the conduct of a trade or business in the United States. Such effectively connected income received by a Foreign Holder which is a corporation may in certain circumstances be subject to an additional "branch profits tax" at a 30% rate or, if applicable, a lower treaty rate.

     A Foreign Holder generally will not be subject to United States Federal income or withholding tax on gain realized on the sale, exchange or redemption of the Notes unless (i) the holder is an individual who was present in the United States for 183 days or more during the taxable year and certain other requirements are met, or (ii) the gain is effectively connected with the conduct of a trade or business of the holder in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note and payments of the proceeds of the sale of a Note to certain noncorporate United States Holders, and a 31% backup withholding tax may apply to such payment if the United States Holder (i) fails to furnish or certify his correct taxpayer identification number ("TIN") to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest or dividends properly or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest or dividend payments.

     The payment of interest on the Notes to Foreign Holders generally will not be subject to information reporting and backup withholding if the Company (or its paying agent) has received the certification described in (c) above under the caption "Foreign Holders" and neither the Company nor its paying agent has actual knowledge that the holder is a United States person. The proceeds paid to a Foreign Holder upon the sale of a Note by or through a United States office of a broker will be subject to information reporting and backup withholding unless the holder provides the certification described in (c) above or otherwise establishes an exception. The proceeds paid to a Foreign Holder upon the sale of a Note by or through a foreign office of a broker generally will not be subject to a backup withholding tax. However, such proceeds will be subject to information reporting if the broker is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes, or (iii) a foreign person 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States, unless the broker has documentary evidence in its files that the holder is not a United States person and the broker has no knowledge to the contrary.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

     The IRS recently issued Treasury Regulations, generally effective for payments made after December 31, 1998, concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. Among other things, these Treasury Regulations may require Foreign Holders to furnish new certification of their foreign status after December 31, 1998. Prospective purchasers of Notes should consult their tax advisors concerning the applicability and effect of such Treasury Regulations on an investment in the Notes.

                              PLAN OF DISTRIBUTION

     The Exchange Offer is not being made to, nor will the Company accept tenders for exchange from, holders of Outstanding Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver this Prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities (an "Exchanging Dealer") in connection with resales of Exchange Notes received in exchange for Outstanding Notes. For a period (the "Exchange Offer Registration Period") the longer of (A) the period until consummation of the Exchange Offer and (B) two years after the effectiveness of the Registration Statement (unless, in the case of (B), all resales of Exchange Notes covered by the Registration Statement have been made), the Company will make this Prospectus, as amended or supplemented, available to any Exchanging Dealer for use in connection with any such resale; provided, however, that the Company shall not be required to maintain the effectiveness of the Registration Statement for more than 60 days following the consummation of the Exchange Offer unless the Company has been notified in writing on or prior to the 60th day following the consummation of the Exchange Offer by one or more broker-dealers that such holder has received Exchange Notes as to which it will be required to deliver this Prospectus upon resale. In
addition, until           , 1998, (90 days after the date of this Prospectus),
all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from the exchange of Outstanding Notes for Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, or at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through broker-dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any person that participates in the distribution of such Exchange Notes may be deemed an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such broker-dealers may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company has agreed to pay all expenses incidental to the Exchange Offer other than commissions or concessions of any broker-dealers and will indemnify the holders of the Outstanding Notes (including Exchanging Dealers) participating in the Exchange Offer against certain liabilities, including liabilities under the Securities Act.

     By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes pursuant to the Exchange Offer agrees that, upon receipt of notice from the Company of (i) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (ii) the receipt by the Company of any notification with respect to the suspension of the qualification of the Notes included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iii) the happening of any event that requires the making of any changes in the Registration Statement or this Prospectus so that, as of such date, the Registration Statement or this Prospectus does not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein (in the case of this Prospectus, in light of the circumstances under which they were made) not misleading (which notice the Company agrees to advise to any broker-dealer that has provided in writing to the Company a telephone or facsimile number and address for notices), such broker-dealer will suspend the use of this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such broker-dealer or until it is advised is writing by the Company that the use of this Prospectus may be resumed and has received copies of any amendments or supplements thereto. If the Company gives any such notice to suspend the use of the Prospectus, it will extend the Exchange Offer Registration Period by the number of days during the period from and including the date of the giving of such notice to and including the date when broker-dealers shall have received (x) copies of the supplemented or amended Prospectus necessary to permit resales of Exchange Notes or (y) the advice in writing.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon on behalf of the Company by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario and New York, New York.

                                    EXPERTS


     The consolidated financial statements of the Company included in this Prospectus and in the Registration Statement as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 have been included in the Prospectus herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere in the Prospectus and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.


     The consolidated financial statements of Arbor Health Care Company at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                               PAGE
                                                              -------
EXTENDICARE HEALTH SERVICES, INC.
  Independent Auditor's Report..............................      F-2
  Consolidated Balance Sheets at December 31, 1997 and
     1996...................................................      F-3
  Consolidated Statements of Net Earnings for the Years
     Ended
     December 31, 1997, 1996 and 1995.......................      F-4
  Consolidated Statements of Changes in Shareholder's Equity
     for the Years Ended
     December 31, 1997, 1996 and 1995.......................      F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1997, 1996 and 1995.......................      F-6
  Notes to Consolidated Financial Statements................      F-7
ARBOR HEALTH CARE COMPANY
  Report of Independent Auditors............................     F-21
  Consolidated Balance Sheets at December 31, 1996 and
     1995...................................................     F-22
  Consolidated Statements of Income for the Years Ended
     December 31, 1996, 1995 and 1994.......................     F-23
  Consolidated Statements of Stockholders' Equity for the
     Years Ended
     December 31, 1996, 1995 and 1994.......................     F-24
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1996, 1995 and 1994.......................     F-25
  Notes to Consolidated Financial Statements................     F-26
  Consolidated Balance Sheets at September 30, 1997
     (unaudited) and December 31, 1996......................     F-35
  Unaudited Consolidated Statements of Income for the Three
     and Nine Months Ended
     September 30, 1997 and 1996............................     F-36
  Unaudited Consolidated Statements of Stockholders' Equity
     for the Nine Months Ended September 30, 1997 and the
     Year Ended December 31, 1996...........................     F-37
  Unaudited Consolidated Statements of Cash Flows for the
     Nine Months Ended
     September 30, 1997 and 1996............................     F-38
  Notes to Unaudited Interim Consolidated Financial
     Statements.............................................     F-39

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors


  EXTENDICARE HEALTH SERVICES, INC.:



     We have audited the accompanying consolidated balance sheets of Extendicare Health Services, Inc. (f/k/a United Health, Inc.) and subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of net earnings, changes in shareholder's equity, and cash flows for the years ended December 31, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Extendicare Health Services, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.



Milwaukee, Wisconsin                                       KPMG PEAT MARWICK LLP


February 5, 1998,


except for the last paragraph of note 8 which is as of


February 23, 1998.

                       EXTENDICARE HEALTH SERVICES, INC.



                          CONSOLIDATED BALANCE SHEETS


                           DECEMBER 31, 1997 AND 1996


                             (DOLLARS IN THOUSANDS)



                                                                   1997            1996
                                                                ----------    ---------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $    1,418    $           215
  Accounts receivable, less allowances for uncollectible
     receivables of $18,926 and $9,303, respectively........       225,105            153,548
  Inventories...............................................        10,191              5,027
  Supplies and prepaid expenses.............................         8,688              3,770
  Income taxes receivable...................................         8,270                 --
  Deferred state income taxes...............................         2,579                910
  Debt service trust funds..................................           493                709
  Due from shareholder --
     Federal income taxes receivable........................         2,970                 --
     Deferred Federal income taxes..........................        13,636              5,594
                                                                ----------    ---------------
     Total current assets...................................       273,350            169,773
PROPERTY AND EQUIPMENT, NET.................................       688,169            386,082
OTHER ASSETS................................................       267,730             17,496
                                                                ----------    ---------------
                                                                $1,229,249    $       573,351
                                                                ==========    ===============
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Bank indebtedness.........................................    $      376    $         3,779
  Notes payable.............................................            --              6,000
  Current maturities of long-term debt......................        30,042             10,461
  Accounts payable..........................................        37,320             28,656
  Accrued liabilities.......................................       108,192             55,777
  Income taxes payable......................................            --                627
  Due to affiliates.........................................         2,236              3,981
                                                                ----------    ---------------
     Total current liabilities..............................       178,166            109,281
LONG-TERM DEBT..............................................       683,282            222,954
OTHER LONG-TERM LIABILITIES.................................        11,877              9,139
DUE TO SHAREHOLDER AND AFFILIATES
  Deferred Federal income taxes.............................        57,399             21,857
  Other.....................................................         3,484              3,484
DEFERRED STATE INCOME TAXES.................................        10,955              4,414
MINORITY INTERESTS..........................................         2,314                701
SHAREHOLDER'S EQUITY:
  Common stock, $1 par value, 1,000 shares authorized, 947
     shares issued and outstanding..........................             1                  1
  Additional paid-in capital................................       206,381            150,254
  Retained earnings.........................................        75,390             51,266
                                                                ----------    ---------------
     Total shareholder's equity.............................       281,772            201,521
                                                                ----------    ---------------
                                                                $1,229,249    $       573,351
                                                                ==========    ===============



   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.



                    CONSOLIDATED STATEMENTS OF NET EARNINGS


              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                              DOLLARS IN THOUSANDS



                                                                  1997               1996               1995
                                                             ---------------    ---------------    ---------------
REVENUES:
  Routine care and assisted living.......................    $       570,294    $       526,486    $       498,140
  Medical specialty......................................            336,325            290,515            242,339
  Other..................................................              9,542              7,346              6,649
                                                             ---------------    ---------------    ---------------
                                                                     916,161            824,347            747,128
COSTS AND EXPENSES:
  Operating..............................................            747,016            677,159            626,405
  General and administrative.............................             40,510             33,262             28,672
  Lease costs............................................             10,213              8,756              9,005
  Depreciation and amortization..........................             35,290             29,703             25,872
  Interest expense.......................................             25,519             19,561             16,078
  Interest income........................................             (1,517)            (1,084)            (1,302)
                                                             ---------------    ---------------    ---------------
                                                                     857,031            767,357            704,730
                                                             ---------------    ---------------    ---------------
  Earnings from operations...............................             59,130             56,990             42,398
PROVISION FOR INCOME TAXES...............................             22,336             22,546             16,761
                                                             ---------------    ---------------    ---------------
  Earnings before minority interests and extraordinary
     item................................................             36,794             34,444             25,637
MINORITY INTERESTS.......................................               (813)              (436)              (116)
                                                             ---------------    ---------------    ---------------
  Earnings before extraordinary item.....................             35,981             34,008             25,521
EXTRAORDINARY LOSS ON EARLY RETIREMENT OF DEBT, NET OF
  INCOME TAXES OF $6,465.................................            (10,218)                --                 --
                                                             ---------------    ---------------    ---------------
  Net earnings...........................................    $        25,763    $        34,008    $        25,521
                                                             ===============    ===============    ===============
PER COMMON SHARE:
  Earnings before extraordinary item.....................    $            38    $            36    $            27
  Extraordinary item.....................................                (11)                --                 --
                                                             ---------------    ---------------    ---------------
  Net earnings...........................................    $            27    $            36    $            27
                                                             ===============    ===============    ===============



   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.



           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY


              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                             (DOLLARS IN THOUSANDS)



                                                         COMMON STOCK      ADDITIONAL    RETAINED
                                                       ----------------     PAID-IN      EARNINGS
                                                       SHARES    AMOUNT     CAPITAL      (DEFICIT)
                                                       ------    ------    ----------    ---------
BALANCE DECEMBER 31, 1994..........................     947       $ 1       $150,254     $ (8,263)
  Net earnings.....................................      --        --             --       25,521
                                                        ---       ---       --------     --------
BALANCE DECEMBER 31, 1995..........................     947         1        150,254       17,258
  Net earnings.....................................      --        --             --       34,008
                                                        ---       ---       --------     --------
BALANCE DECEMBER 31, 1996..........................     947         1        150,254       51,266
  Contribution of assets from affiliate............      --        --         10,836           --
  Contribution of equity from shareholder..........      --        --         44,600           --
  Income tax benefit from stock options
     exercised.....................................      --        --            691           --
  Dividends paid...................................      --        --             --       (1,639)
  Net earnings.....................................      --        --             --       25,763
                                                        ---       ---       --------     --------
BALANCE DECEMBER 31, 1997..........................     947       $ 1       $206,381     $ 75,390
                                                        ===       ===       ========     ========



   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                             (DOLLARS IN THOUSANDS)



                                                            1997         1996         1995
                                                          ---------    ---------    ---------
OPERATING ACTIVITIES:
Net earnings..........................................    $  25,763    $  34,008    $  25,521
Adjustments to reconcile net earnings to net cash
  provided from operating activities:
  Depreciation and amortization.......................       35,290       29,703       25,872
  Provision for uncollectible accounts receivable.....        8,111        7,293        3,892
  Deferred income taxes...............................        1,287        5,947        3,209
  Extraordinary loss on early retirement of debt......       10,218           --           --
  Minority interests..................................          813          436          116
                                                          ---------    ---------    ---------
                                                             81,482       77,387       58,610
Changes in assets and liabilities:
  Accounts receivable.................................      (30,917)     (22,407)     (33,716)
  Inventories.........................................         (961)        (149)        (344)
  Supplies and prepaid expenses.......................         (832)          57         (603)
  Debt service trust funds............................          216          (46)          12
  Bank indebtedness...................................       (3,403)      (3,846)      (1,756)
  Accounts payable....................................       (4,229)      (5,750)       7,515
  Accrued liabilities.................................       15,281       (2,044)      10,588
  Income taxes payable................................          624         (437)         864
  Minority interests..................................           20           --           --
  Other long-term liabilities.........................        2,738        1,692        1,265
  Current due to shareholder and affiliates...........       (1,267)       3,976         (156)
                                                          ---------    ---------    ---------
  Cash provided from operating activities.............       58,752       48,433       42,279
INVESTING ACTIVITIES:
  Payments for acquisitions...........................     (372,582)     (23,850)     (13,144)
  Payments for purchases of property and equipment....      (57,686)     (53,581)     (56,469)
  Proceeds from sales of property and equipment.......        3,300        6,929          196
  Changes in other non-current assets.................       (8,806)      (1,487)      (1,208)
                                                          ---------    ---------    ---------
  Cash used for investing activities..................     (435,774)     (71,989)     (70,625)
FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt............      857,030       62,141       50,089
  Payments of short-term borrowings...................       (6,000)          --       (2,194)
  Payments of long-term debt..........................     (515,566)     (38,263)     (19,522)
  Payment of dividends................................       (1,639)          --           --
  Equity contribution from shareholder................       44,600           --           --
  Distribution of minority interests' earnings........         (200)        (300)          --
                                                          ---------    ---------    ---------
  Cash provided from financing activities.............      378,225       23,578       28,373
                                                          ---------    ---------    ---------
Increase in cash and cash equivalents.................        1,203           22           27
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR..........          215          193          166
                                                          ---------    ---------    ---------
CASH AND CASH EQUIVALENTS, END OF YEAR................    $   1,418    $     215    $     193
                                                          =========    =========    =========



   The accompanying notes are an integral part of these financial statements.

                       EXTENDICARE HEALTH SERVICES, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                             (DOLLARS IN THOUSANDS)



1 -- CORPORATE NAME CHANGE



     Effective July 1, 1997, "Extendicare Health Services, Inc." (the "Company") was adopted as the Company's new name. The Company's name had been United Health, Inc. prior to the change.



2 -- RECLASSIFICATIONS



     Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation.



3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



     The more significant accounting policies of the Company and its subsidiary companies are as follows:



NATURE OF OPERATIONS



     The Company currently operates 194 skilled nursing facilities that provide nursing, rehabilitative, sub-acute and other specialized medical services in fifteen states. The Company also currently operates 38 assisted living facilities totaling 1,488 units in ten states which provide varying levels of assistance in daily living activities to its residents. The Company also provides individuals with pharmaceutical and medical products as well as technical medical support at home in such areas as infusion and respiratory therapy, ventilator use and other home health services.



PRINCIPLES OF CONSOLIDATION



     The consolidated financial statements include those of the Company and its subsidiaries and partnerships in which the Company has a controlling interest. All significant intercompany accounts and transactions with subsidiaries have been eliminated from the consolidated financial statements.



CASH EQUIVALENTS



     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows.



ACCOUNTS RECEIVABLE



     Accounts receivable are recorded at the net realizable value expected to be received from Federal and state assistance programs, other third-party payors or from individual patients. Receivables from government agencies represent the only concentrated group of credit risk for the Company.



     Management does not believe that there are any credit risks associated with these government agencies other than possible funding delays. Accounts receivable other than from government agencies consist of receivables from various payors that are subject to differing economic conditions and do not represent any concentrated credit risks to the Company. Furthermore, management continually monitors and adjusts its allowances associated with these receivables.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



INVENTORIES



     Inventories are stated at the lower of cost, using the LIFO (last-in, first-out) method, or market.



PROPERTY AND EQUIPMENT



     Property and equipment are stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed using the straight-line method at rates based upon the following estimated useful lives:



Buildings..........................................  30-40 years
Furniture and equipment............................  varying periods not exceeding 15 years
Leasehold improvements.............................  the shorter of the term of the applicable leases or the useful life of the
                                                     improvement



     Maintenance and repairs are charged to expense as incurred. When property or equipment is retired or disposed of the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in earnings.



DEFERRED COSTS



     Direct loan origination costs are deferred and amortized over the life of the related debt. The costs of acquiring leasehold rights are deferred and amortized over the term of the lease including renewal options. These deferred costs are stated at original cost less accumulated amortization.



GOODWILL AND OTHER INTANGIBLES



     Goodwill represents the cost of acquired net assets in excess of their fair market values. Amortization of goodwill and other intangibles is computed using the straight-line method over a period of forty years in connection with the acquisitions of long-term care facilities and periods not exceeding twenty years for other acquisitions.



LONG-LIVED ASSETS



     The Company periodically assesses the recoverability of long-lived assets, including property and equipment, goodwill and other intangibles, when there are indications of potential impairment based on estimates of undiscounted future cash flows. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset. Management considers such factors as current results, trends and future prospects, in addition to other economic factors, in performing this analysis.



LEASES



     Leases that substantially transfer all of the benefits and risks of ownership of property to the Company or otherwise meet the criteria for capitalizing a lease under generally accepted accounting principles are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as previously described. Rental payments under operating leases are expensed as incurred.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



REVENUES



     Revenues are recorded in the period in which services and products are provided at established rates less contractual adjustments. Contractual adjustments include differences between established billing rates and amounts estimated by management as reimbursable under various cost reimbursement formulas or contracts in effect.



     The Company derived approximately 67%, 68% and 67% of its revenues in 1997, 1996 and 1995, respectively, from services provided under various Federal (Medicare) and state (Medicaid) medical assistance programs. Reimbursement under these programs is based, in part, on cost reimbursement principles and is subject to audit and retroactive adjustment. Estimation differences between final settlements and amounts recorded in previous years are reported as adjustments to revenues in the period such final settlements are determined. Adjustments relating to prior years' estimated settlement amounts increased revenues by $6,326, $8,012 and $2,593 in 1997, 1996 and 1995, respectively.



     Differences for each participating facility between estimated revenues to be derived under third-party payor programs and amounts received as payments are reflected as accounts receivable in such cases when estimated revenues are greater than interim payments and as accrued liabilities when interim payments have exceeded revenues that the Company ultimately expects to be realized. Accounts receivable at December 31, 1997 and 1996 include estimated settlements from third-party payors of $44,562 and $31,955, respectively.



     The Company's cost of care for its Medicare patients sometimes exceeds regional reimbursement limits established by Medicare. The Company as of December 31, 1997, for facilities which it operated prior to 1997, had outstanding formal waiver requests for 85 cost reports covering applicable facility costs through December 31, 1996. The Company, as a result of its acquisition of Arbor during 1997, has an additional 39 outstanding formal waiver requests for cost reports filed by Arbor for its cost report years through December 31, 1996. Action has not been taken yet by the Health Care Financing Administration ("HCFA") on such requests. The Company anticipates that additional waiver requests will be filed with HCFA for selected facilities for 1997 once facility cost reports are prepared subsequent to December 31, 1997. The Company recorded $4,109 as revenue in 1997 relating to waiver requests for years prior to 1997 as well as the Company's estimate of amounts expected to be subsequently approved by HCFA for such years based on the Company's approval experience realized to date. Based on such approval experience for prior years, the Company also began recording in 1997 its estimate of the amounts to be reimbursed under waiver requests to be filed for 1997. The Company recorded $4,361 as revenues related to waiver requests anticipated to be filed for 1997. Prior to its acquisition by the Company, Arbor had received payments for waiver requests of approximately $23,604 that are pending approval by HCFA.



     Limitations on Medicare and Medicaid reimbursement for health care services are continually proposed. Changes in applicable laws and regulations could have an adverse effect on the levels of reimbursement from governmental, private, and other sources.



INCOME TAXES



     The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



EARNINGS PER COMMON SHARE



     Earnings per common share are computed based on the weighted average number of shares outstanding during each period. The Company does not have a complex capital structure and therefore, only has basic earnings per share.



4 -- ACQUISITIONS AND DISPOSITIONS



     The Company acquired for cash on November 26, 1997 all of the outstanding stock and assumed debt of Arbor Health Care Company ("Arbor"), a company engaged in operating 31 nursing facilities. The Arbor facilities included seven facilities which are leased under long-term operating leases. The acquisition of Arbor also included Arbor's institutional pharmacy and outpatient rehabilitation businesses.



     The Company also acquired in 1997 the property and equipment of nine nursing facilities, two of which were previously leased by the Company, and the assets of seven medical specialty services related businesses.



     The Company acquired in 1996 for cash the property and equipment of four nursing facilities, including two facilities which it had operated under lease agreements, and the assets of an institutional pharmacy.



     The Company acquired in 1995 for cash the property and equipment of five nursing facilities including three facilities which it had operated under lease agreements. The Company also entered into a pharmacy partnership arrangement during 1995 in which it is the majority owner.



     The cost of the businesses and assets acquired in 1997, 1996 and 1995 was $497,332, $23,850 and $13,144, respectively, and included the following:



                                                         1997                 1996      1995
                                             -----------------------------   -------   -------
                                              ARBOR      OTHER     TOTAL
                                             --------   -------   --------
Consideration:
  Cash....................................   $336,497   $36,085   $372,582   $23,850   $13,144
  Long-term debt assumed..................    109,745    14,655    124,400        --        --
  Other...................................         --       350        350        --        --
                                             --------   -------   --------   -------   -------
                                             $446,242   $51,090   $497,332   $23,850   $13,144
                                             ========   =======   ========   =======   =======
Net assets acquired:
  Net current assets, excluding cash of
     $2,666...............................   $ 13,634   $ 1,968   $ 15,602   $   198   $   (17)
  Property and equipment..................    227,064    43,542    270,606    23,379    12,214
  Goodwill and other intangibles..........    227,587     5,989    233,576       273       947
  Other net assets........................     11,935      (409)    11,526        --        --
  Deferred taxes..........................    (33,978)       --    (33,978)       --        --
                                             --------   -------   --------   -------   -------
                                             $446,242   $51,090   $497,332   $23,850   $13,144
                                             ========   =======   ========   =======   =======



     The assets acquired of Arbor are net of a liability for severance of $3,194 to be paid to former employees of Arbor as a result of the elimination of duplicative offices and functions.



     Acquisitions in 1997, 1996 and 1995 have been accounted for using the purchase method and, accordingly, the results of the acquired operations are included in the accompanying consolidated financial statements since their dates of acquisition.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



     The following unaudited pro forma financial information presents the combined results of operations of the Company and Arbor as if the acquisition had occurred as of the beginning of 1997 and 1996, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation expense, increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and Arbor constituted a single entity during such periods. Certain of the other acquisitions of the Company were deemed immaterial to the results of the Company and therefore pro forma information is not provided.



                                                                 YEAR ENDED DECEMBER 31
                                                                ------------------------
                                                                   1997          1996
                                                                ----------    ----------
                                                                      (UNAUDITED)
Revenues....................................................    $1,144,417    $1,066,110
                                                                ==========    ==========
Net earnings before extraordinary item......................    $   23,522    $   19,257
                                                                ==========    ==========
Net earnings................................................    $   23,522    $    9,039
                                                                ==========    ==========
Earnings per share..........................................    $       25    $       10
                                                                ==========    ==========



     The Company sold two health care facilities in 1996, and ceased operations at one of its leased facilities and reached agreement to sell a facility for which the transaction was consummated in 1997. Sales proceeds of $6,550 and $2,000 were received from the sale of assets relating to the facilities in 1996 and 1997, respectively. No significant gain or loss was realized upon the disposal of the aforementioned facilities.



     Subsequent to December 31, 1997, the Company acquired the property and equipment of a nursing facility. The facility was acquired at a total cost of approximately $6,000, which included assumed debt of $2,700.



5 -- INVENTORIES



     Inventories consisted of the following at December 31:



                                                                  1997        1996
                                                                --------    --------
Pharmacy....................................................    $  7,866    $  3,978
Medical supplies............................................       3,337       1,930
                                                                --------    --------
                                                                  11,203       5,908
Excess replacement cost over LIFO carrying value............      (1,012)       (881)
                                                                --------    --------
                                                                $ 10,191    $  5,027
                                                                ========    ========

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



6 -- PROPERTY AND EQUIPMENT



     Property and equipment and related accumulated depreciation and amortization as of December 31 is as follows:



                                                                  1997        1996
                                                                --------    --------
Land and land improvements..................................    $ 55,044    $ 29,910
Buildings and improvements..................................     633,743     394,195
Furniture and equipment.....................................     129,602      85,429
Leasehold improvements......................................      20,140      17,438
Construction in progress....................................      28,885      17,494
                                                                --------    --------
                                                                 867,414     544,466
Less accumulated depreciation and amortization..............     179,245     158,384
                                                                --------    --------
                                                                $688,169    $386,082
                                                                ========    ========



     Leases that meet the criteria of capital leases have been capitalized and the related buildings and equipment have been included in the consolidated balance sheets at December 31 as follows:



                                                                  1997        1996
                                                                --------    --------
Buildings and equipment.....................................    $  1,816    $  1,977
Less accumulated depreciation...............................         878       1,499
                                                                --------    --------
                                                                $    938    $    478
                                                                ========    ========



     Interest is capitalized in connection with the construction of facilities and is amortized over the estimated useful life of the facilities. Interest capitalized in 1997 and 1996 was $825 and $384, respectively.



7 -- OTHER ASSETS



     Other assets, net of related amortization, if applicable, consisted of the following at December 31:



                                                                  1997        1996
                                                                --------    --------
Goodwill....................................................    $155,419    $  3,963
Pharmacy contract rights....................................      56,035          --
Certificates of need........................................      15,000          --
Deferred financing costs....................................      16,763       3,289
Leasehold rights............................................      10,820       1,097
Debt service and capital expenditure trust funds............       4,389       2,444
Security deposits...........................................       2,746       2,024
Other.......................................................       6,558       4,679
                                                                --------    --------
                                                                $267,730    $ 17,496
                                                                ========    ========



     Accumulated amortization as of December 31, 1997 and 1996 was $4,916 and $4,062, respectively.



8 -- BANK INDEBTEDNESS, LINES OF CREDIT AND LONG-TERM DEBT



     Bank indebtedness consists of amounts in excess of Company's available cash.



     The Company entered into a syndicated bank credit agreement (the "Credit Facility") dated November 26, 1997 which provided the Company with senior secured credit facilities of up to $800,000. The Credit

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



Facility initially consisted of a six-year revolving credit facility (the "Revolving Credit Facility") under which up to an aggregate principal amount of $200,000 is available for borrowing, a six-year $200,000 term loan (the "Tranche A Term Loan"), a seven-year $200,000 term loan (the "Tranche B Term Loan") and a six-year loan of up to $200,000 (the "Tranche C Loan"). Borrowings from the Credit Facility were used to complete the acquisition of Arbor (see note 4), to pay transaction costs related thereto, and to refinance certain indebtedness of the Company and Arbor. Amounts borrowed under the Tranche C Loan were subsequently repaid with the proceeds from the Company's offering of $200,000 9.35% Senior Subordinated Notes due 2007 (the "Subordinated Notes"). The Credit Facility replaced a credit agreement and other lines of credit available to the Company during 1997 and 1996.



     The Company incurred a charge to earnings from the expensing of unamortized debt issuance costs and debt prepayment penalties incurred in connection with the refinancing of its debt. The loss realized after income taxes totaled $10,218 and has been recorded as an extraordinary item in 1997.



     Borrowings outstanding under the Revolving Credit Facility at December 31, 1997 totaled $54,000. Up to $75,000 of the Revolving Credit Facility is available for the issuance of standby letters of credit of which $37,761 are outstanding at December 31, 1997. The unused portion of the Revolving Credit Facility of $108,239 at December 31, 1997 is available for working capital and general corporate purposes.



     The Revolving Credit Facility matures on December 31, 2003, at which time all outstanding borrowings are due. The Tranche A Term Loan matures on December 31, 2003 and the Tranche B Term Loan matures on December 31, 2004, and are payable in quarterly installments beginning on March 31, 1998 as follows:



                                                                TRANCHE A    TRANCHE B
                                                                ---------    ---------
1998........................................................    $ 25,000     $  2,000
1999........................................................      30,000        2,000
2000........................................................      30,000        2,000
2001........................................................      35,000        2,000
2002........................................................      40,000        2,000
2003........................................................      40,000        2,000
2004........................................................          --      188,000
                                                                --------     --------
                                                                $200,000     $200,000
                                                                ========     ========



     The Subordinated Notes are unsecured senior subordinated obligations of the Company subordinated in right of payment to all existing and future senior indebtedness of the Company, which includes all borrowings under the Credit Facility as well as all indebtedness not refinanced by the Credit Facility. The Subordinated Notes mature on December 15, 2007. Interest on the Subordinated Notes is payable semi-annually commencing June 15, 1998.



     The Company is required to make mandatory prepayments of principal upon the occurrence of certain events, such as certain asset sales and certain issuances of securities. The Company is permitted to make voluntary prepayments at any time. Such prepayments may, under certain conditions, reduce the amounts available to be borrowed under the Credit Facility.



     The Revolving Credit Facility, the Tranche A Term Loan and the Tranche B Term Loan bear interest at the Company's option at rates equal to the prime rate or LIBOR plus applicable margins depending upon the Company's leverage ratios. Applicable margins at December 31, 1997 under the Revolving Credit Facility and Tranche A Term Loan are .75% for prime rate loans and 1.75% for LIBOR based borrowings. The applicable margin at December 31, 1997 under the Tranche B Term Loan is 1.0% for prime rate borrowings and 2.0% for LIBOR based borrowings.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



     The Company pays a commitment fee on the unused portion of the Credit Facility at an annual rate of .375%.



     Borrowings under the Credit Facility are secured by the pledge of the outstanding shares of common stock of the Company and each of its existing and future domestic subsidiaries.



     The Credit Facility contains a number of covenants including among others, restrictions on the payment of dividends and redemption of the Company's common stock, as well as financial covenants, including fixed charge coverage, debt leverage, and net worth ratios.



     Long-term debt consisted of the following at December 31:



                                                                  1997        1996
                                                                --------    --------
Tranche A Term Loan.........................................    $200,000    $     --
Tranche B Term Loan.........................................     200,000          --
Senior Subordinated Notes...................................     200,000          --
Revolving Credit Facilities at variable interest rates......      54,000      22,434
Industrial Development Bonds at variable interest rates
  ranging from 4.15% to 9.75%, maturing through 2015,
  secured by certain facilities.............................      41,530      41,275
Promissory notes payable, 7.0% to 10.0%, maturing through
  2005......................................................       8,477     137,053
Bank loans..................................................          --      19,988
Mortgages, 7.25% to 12.45%, maturing through 2014...........       8,164      12,393
Other.......................................................       1,153         272
                                                                --------    --------
                                                                 713,324     233,415
Less current maturities.....................................     (30,042)    (10,461)
                                                                --------    --------
                                                                $683,282    $222,954
                                                                ========    ========



     The weighted average interest rate for all long-term debt at December 31, 1997 and 1996 was approximately 8.11% and 7.56%, respectively.



     Principal payments on long-term debt due within the next five years and thereafter are as follows:



1998........................................................    $ 30,042
1999........................................................      34,953
2000........................................................      37,383
2001........................................................      39,533
2002........................................................      43,408
After 2002..................................................     528,005
                                                                --------
                                                                $713,324
                                                                ========



     Information concerning borrowings under lines of credit available for working capital purposes during 1997 and 1996 is as follows:



                                                                 1997       1996
                                                                -------    -------
Maximum amount outstanding..................................    $58,500    $30,999
Average amount outstanding..................................     26,702     21,016
Weighted average interest rate on amounts outstanding during
  the year..................................................      6.72%      6.37%

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



     The average amounts outstanding and the weighted average interest rates were calculated using the weighted average amounts outstanding during each month.



     Interest paid in 1997 of $25,297 included financing costs totaling $1,500 incurred for the Tranche C financing in connection with the acquisition of Arbor. Interest paid in 1996 and 1995 was $19,355 and $16,629, respectively.



     The Company is a party to an interest rate swap agreement with a bank to reduce the impact of changes in interest rates on certain of its floating rate long-term debt. The interest rate swap agreement matures in October 2000. The agreement effectively changes the Company's interest rate exposure on $32,000 of floating rate Industrial Development Bonds due in 2014 to a fixed rate of 4.155% during the period the swap agreement is in effect. The differential between the fixed rate and the variable rate interest to be paid or received will be accrued as interest rates change and recognized over the life of the agreement. The Company may be exposed to credit loss in the event of non-performance by the bank under the swap agreement but does not anticipate such non-performance.



     Subsequent to December 31, 1997, the Company entered into five interest rate swap agreements (each $50,000 of principal) with three banks which effectively change the interest rates on LIBOR based borrowings under the Credit Facility to fixed rates ranging from 5.53% to 5.84% plus applicable margins, for periods over three to seven years.



9 -- ACCRUED LIABILITIES



     Accrued liabilities consisted of the following at December 31:



                                                                  1997       1996
                                                                --------    -------
Salaries and wages, fringe benefits and payroll taxes.......    $ 47,293    $31,840
Medicaid and Medicare programs..............................      17,731      5,670
Worker's compensation.......................................      10,669      2,876
Real estate and other taxes.................................       5,080      3,362
Interest....................................................       2,767      1,480
Other.......................................................      24,652     10,549
                                                                --------    -------
                                                                $108,192    $55,777
                                                                ========    =======



     Accrued liabilities at December 31, 1997 include estimated settlements due to third-party payors of $10,047 recorded by Arbor prior to its acquisition by the Company (see note 4).



10 -- OTHER LONG-TERM LIABILITIES



     Other long-term liabilities at December 31 consisted of the following:



                                                                  1997       1996
                                                                --------    -------
Deferred compensation.......................................    $ 10,823    $ 7,990
Other.......................................................       1,054      1,149
                                                                --------    -------
                                                                $ 11,877    $ 9,139
                                                                ========    =======

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



11 -- EMPLOYEE BENEFIT PLANS



     The Company maintains a defined contribution retirement 401(K) savings plan, the Extendicare Health Services, Inc. 401(K) Savings Plan, which is made available to substantially all of the Company's employees. The Company pays a matching contribution of 25% of every qualifying dollar contributed by plan participants, net of any forfeitures. Expenses incurred by the Company related to the 401(K) savings plan were $1,062, $860 and $763 in 1997, 1996 and 1995, respectively.



     The Company also maintains defined contribution 401(K) plans which were maintained by Arbor prior to its acquisition by the Company. Eligible employees under these plans may elect to defer up to 17% of their gross pay and the Company pays a matching contribution subject to certain limitations. The Company's expenses related to the plans during 1997 amounted to $32.



     The Company maintains a non-funded deferred compensation plan offered to all corporate employees defined as highly compensated by the Internal Revenue Service Code in which participants may defer up to 10% of their base salary. The Company will match up to 50% of the amount deferred. The Company also maintains non-qualified deferred compensation plans covering certain executive employees. Expenses incurred for Company contributions under such plans were $1,325, $887 and $802 in 1997, 1996 and 1995, respectively.



12 -- LEASE COMMITMENTS



     The Company at December 31, 1997 was committed under non-cancelable operating leases requiring future minimum rentals as follows:



                                                                OPERATING
                                                                 LEASES
                                                                ---------
1998........................................................     $12,055
1999........................................................      12,519
2000........................................................      11,468
2001........................................................       7,262
2002........................................................       6,693
After 2002..................................................      33,809
                                                                 -------
  Total minimum payments....................................     $83,806
                                                                 =======



     Operating lease costs were $10,213, $8,756, and $9,005 in 1997, 1996 and 1995, respectively. These leases expire on various dates extending to the year 2012 and in many cases contain renewal options.



13 -- COMMITMENTS AND CONTINGENCIES



CAPITAL EXPENDITURES



     The Company as of December 31, 1997 had capital expenditure purchase commitments outstanding of approximately $47,194.



LITIGATION



     The Company periodically is a defendant in actions brought against it in connection with its operations. Management believes, on the basis of information furnished by legal counsel, that none of these actions will have a material adverse effect on the financial position or results of operations of the Company.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



YEAR 2000



     The Company has conducted a review of its computer systems and its third party systems to identify those systems that could be affected by the "Year 2000" issue. The Year 2000 issue is the result of computer systems being written using two digits rather than four to define the applicable year. Any of the Company's programs or programs of third party providers that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If not corrected, Year 2000 issues could result in a major system failure or modifications and material costs to the Company. As a result of the Company's review of its proprietary systems, the Company has implemented a plan and begun the programming necessary to enable such systems to properly recognize the year 2000 in such applications. The Company's results of its reviews of third-party software has identified those systems with the Year 2000 issue. The Company has received assurances from such third-party software providers that plans are in process to achieve compliance with year 2000 processing requirements or, as part of the continuing evaluation and development of enhanced systems, will be converting certain of those systems to systems which will be compliant with the year 2000 requirement. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 issue will not pose significant operational problems to the Company's computer systems as so modified and converted, nor will compliance with the Year 2000 issue result in material cost to the Company. However, if such modifications and conversions are not completed timely, the Year 2000 issue may have a material adverse impact on the operations of the Company.



14 -- TRANSACTIONS WITH SHAREHOLDER AND AFFILIATES



     The Company is an indirect wholly-owned subsidiary of Extendicare Inc. ("Extendicare"), a Canadian publicly-held Company. The following is a summary of the Company's transactions with Extendicare or its affiliates in 1997 and 1996:



INSURANCE



     The Company insures certain risks with an affiliated insurance subsidiary of Extendicare. The consolidated statements of net earnings for 1997, 1996 and 1995 include expenses of $189, $8,383 and $21,373, respectively, related to the cost of these coverages.



     The Company experienced favorable actuarial adjustments for prior years under its retroactively-rated worker's compensation coverage in the amounts of $5,054, $9,878 and $3,580 in 1997, 1996 and 1995, respectively.



OTHER PAYABLES



     The Company at December 31, 1997 and 1996 had a non-interest bearing payable to an affiliated company of Extendicare of $3,484 with no specific due date.



DUE TO SHAREHOLDERS AND AFFILIATES



     The following is a summary of the Company's non-capital related transactions with shareholders and affiliated companies for 1997 and 1996:



                                                                        1997            1996
                                                                    ------------    ------------
    Due to Shareholder and Affiliates at beginning of year......      $ 3,981         $     5
    Net charge (payment)........................................       (4,715)          3,976
                                                                      -------         -------
    Due (from) to Shareholder and Affiliates at end of year.....      $  (734)        $ 3,981
                                                                      =======         =======

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



     Net charges (payments) primarily represent charges (payments) from (to) Shareholder and Affiliates for income taxes and construction costs paid on behalf of (by) the Company.



CAPITAL TRANSACTIONS



     Affiliates of the Company during 1997 contributed certain net assets at fair value totaling $10,836 to the Company. The net assets contributed included land and a building held for sale totaling $3,683. The remaining $7,153 consisted principally of land and buildings relating to two assisted living facilities.



     Extendicare made a cash equity contribution in the amount of $44,600 to the Company during 1997.



15 -- INCOME TAXES



     The Company's results of operations are included in the consolidated Federal tax return of its U.S. parent company. Accordingly, Federal current and deferred income taxes payable are transferred to the Company's parent company. The provisions for income taxes have been calculated as if the Company were a separately taxed entity for each of the periods presented in the accompanying financial statements.



     The provision for income taxes for 1997 and 1996 consisted of the following:



                                                                 1997       1996       1995
                                                                -------    -------    -------
Federal:
  Current...................................................    $16,951    $13,325    $10,584
  Deferred..................................................      1,180      5,342      3,436
                                                                -------    -------    -------
     Total Federal..........................................     18,131     18,667     14,020
State:
  Current...................................................      4,098      3,385      3,032
  Deferred..................................................        107        494       (291)
                                                                -------    -------    -------
     Total State............................................      4,205      3,879      2,741
                                                                -------    -------    -------
  Total.....................................................    $22,336    $22,546    $16,761
                                                                =======    =======    =======



     The differences between the effective tax rates on earnings before provision for income taxes and the United States Federal income tax rate are as follows:



                                                                1997     1996     1995
                                                                -----    -----    -----
Statutory Federal income tax rate...........................    35.0%    35.0%     35.0%
Increase in tax rate resulting from:
  State income taxes, net of Federal income tax benefit.....     4.6      4.4       4.2
  Work opportunity credit...................................     (.7)      --        --
  Other, net................................................    (1.1)      .2        .3
                                                                -----    -----    -----
Effective tax rate..........................................    37.8%    39.6%     39.5%
                                                                =====    =====    =====

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



     The components of the net state deferred tax assets and liabilities as of December 31 are as follows:



                                                                 1997       1996
                                                                -------    -------
Deferred tax assets:
  Employee benefit accruals.................................    $ 2,341    $ 1,221
  Accounts receivable reserves..............................      1,277        481
  Other assets..............................................        161        230
                                                                -------    -------
     Total deferred tax assets..............................      3,779      1,932
Deferred tax liabilities:
  Depreciation..............................................     10,574      4,768
  Goodwill..................................................        210          6
  Leasehold rights..........................................        500         --
  Miscellaneous.............................................        871        662
                                                                -------    -------
     Total deferred tax liabilities.........................     12,155      5,436
                                                                -------    -------
  Net deferred tax liability................................    $ 8,376    $ 3,504
                                                                =======    =======



     The Company paid state income taxes of $3,473, $3,774 and $2,364 in 1997, 1996 and 1995, respectively. The Company also made payments for Federal income taxes to its U.S. parent of $17,339, $9,311 and $10,740 in 1997, 1996 and 1995,
respectively.



     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management has considered the scheduled reversal of deferred tax liabilities in making this assessment and believes it is more likely than not the Company will realize the benefits of these deductible differences.



16 -- DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS



     The estimated fair values of the Company's financial instruments at December 31 are as follows:



                                                             1997                    1996
                                                     ---------------------   ---------------------
                                                     CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                      VALUE     FAIR VALUE    VALUE     FAIR VALUE
                                                     --------   ----------   --------   ----------
Accounts receivable, less allowances..............   $221,078    $219,114    $153,548    $151,797
Debt service and capital expenditure trust
  funds...........................................      4,882       4,896       3,153       3,161
Other assets......................................      6,718       6,718       5,505       5,505
Interest rate swap................................         --         174          --         (26)
Long-term debt....................................    713,324     720,266     233,415     218,469
Deferred compensation.............................     10,823      10,823       7,990       7,990
Other long-term liabilities.......................      1,054          --       1,149          --
Long-term due to affiliate........................      3,484       3,484       3,484       3,484



     The carrying values of accounts receivable approximate fair values due to their short maturities with the exception of certain settlement receivables from third-party payors which are anticipated to be collected beyond one year. The fair value of these settlement receivables are estimated based on discounted cash flows at management's estimated current borrowing rates.



     The fair value of debt service and capital expenditure trust funds is estimated based on quoted market prices for the same or similar issues of the underlying investments.

                       EXTENDICARE HEALTH SERVICES, INC.

                             (DOLLARS IN THOUSANDS)



     Other financial instrument assets consist principally of investments valued at quoted market rates.



     The fair value of the interest rate swap is based on its quoted market price as provided by the financial institution which is the counterpart to the swap.



     The fair value of long-term debt is estimated based on approximate borrowing rates currently available to the Company for debt equal to the existing debt maturities.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
  ARBOR HEALTH CARE COMPANY

     We have audited the accompanying consolidated balance sheets of Arbor Health Care Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arbor Health Care Company and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP
Toledo, Ohio
February 7, 1997

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                    DECEMBER 31
                                                                --------------------
                                                                  1996        1995
                                                                --------    --------
ASSETS
Current assets
  Cash and cash equivalents.................................    $  5,761    $  6,394
  Accounts receivable, less allowances of $1,948 and $1,285,
     respectively...........................................      44,019      36,207
  Supply inventories........................................       2,963       2,779
  Other current assets......................................       3,503       2,986
  Deferred income taxes.....................................       1,972       1,320
                                                                --------    --------
Total current assets........................................      58,218      49,686
Property and equipment
  Land and improvements.....................................      25,337      19,966
  Buildings and improvements................................      95,017      73,845
  Equipment and furnishings.................................      40,477      30,411
  Leasehold improvements....................................       5,970       7,247
  Construction in process...................................       2,599      12,985
                                                                --------    --------
                                                                 169,400     144,454
  Less allowances for depreciation and amortization.........      33,564      27,470
                                                                --------    --------
Total property and equipment................................     135,836     116,984
Other assets
  Goodwill, less amortization of $926 and $281,
     respectively...........................................      13,034      10,483
  Deferred costs, less amortization of $3,475 and $3,242,
     respectively...........................................       2,205       1,438
  Sundry....................................................         181         192
                                                                --------    --------
Total other assets..........................................      15,420      12,113
                                                                --------    --------
                                                                $209,474    $178,783
                                                                ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable.............................................    $  4,526    $  4,496
  Accounts payable..........................................      11,121      15,889
  Accrued payroll and related items.........................      11,522      11,043
  Other liabilities.........................................      13,465       8,094
  Current maturities of long-term obligations...............       3,162       5,957
                                                                --------    --------
Total current liabilities...................................      43,796      45,479
Long-term obligations, less current maturities..............      94,643      74,741
Deferred income taxes.......................................       5,019       2,935
Stockholders' equity
  Preferred stock, $.01 par value
     Authorized -- 2,000,000 shares, none issued or
      outstanding
  Series A Junior Participating Cumulative Preferred Stock,
     $.01 par value
     Authorized -- 10,000 shares, none issued or outstanding
  Common stock, $.03 par value
     Authorized -- 20,000,000 shares
     Issued and outstanding -- 6,904,054 and 6,891,992,
      respectively..........................................         207         207
  Additional paid-in capital................................      30,300      30,135
  Retained earnings.........................................      35,509      25,286
                                                                --------    --------
Total stockholders' equity..................................      66,016      55,628
                                                                --------    --------
                                                                $209,474    $178,783
                                                                ========    ========

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             YEAR ENDED DECEMBER 31
                                                               ---------------------------------------------------
                                                                    1996              1995              1994
                                                               ---------------   ---------------   ---------------
Net revenues
  Subacute care.............................................   $       113,123   $       100,945   $        82,874
  Basic care................................................            84,015            75,931            65,615
  Pharmacy and other........................................            21,639            15,282            10,302
                                                               ---------------   ---------------   ---------------
Total net revenues..........................................           218,777           192,158           158,791
Expenses
  Operating.................................................           171,170           151,922           126,249
  General corporate.........................................             9,680             8,992             7,353
  Operating lease rental....................................             4,450             4,301             4,062
  Interest..................................................             7,108             5,822             4,642
  Depreciation and amortization.............................             8,924             7,450             5,636
                                                               ---------------   ---------------   ---------------
Total expenses..............................................           201,332           178,487           147,942
Other expense (income)
  Loss on disposal of property..............................               766               248               231
  Interest and sundry.......................................              (272)             (332)             (215)
                                                               ---------------   ---------------   ---------------
Total other expense (income)................................               494               (84)               16
                                                               ---------------   ---------------   ---------------
Income before income taxes..................................            16,951            13,755            10,833
Income taxes................................................             6,728             5,303             3,930
                                                               ---------------   ---------------   ---------------
Net income..................................................   $        10,223   $         8,452   $         6,903
                                                               ===============   ===============   ===============
Net income per share........................................   $          1.47   $          1.23   $          1.01
                                                               ===============   ===============   ===============
Weighted average shares outstanding.........................             6,969             6,881             6,842
                                                               ===============   ===============   ===============

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                 ADDITIONAL
                                                        COMMON    PAID-IN     RETAINED
                                                        STOCK     CAPITAL     EARNINGS    TOTAL
                                                        ------   ----------   --------   -------
Balances at January 1, 1994..........................    $204     $29,548     $ 9,823    $39,575
Net income...........................................                           6,903      6,903
Stock options exercised -- 1,826 shares..............                   7                      7
                                                         ----     -------     -------    -------
Balances at December 31, 1994........................     204      29,555      16,726     46,485
Net income...........................................                           8,452      8,452
Issuance of 74,905 shares of common stock related to
  acquisitions.......................................       3         498         108        609
Stock options exercised -- 14,451 shares.............                  82                     82
                                                         ----     -------     -------    -------
Balances at December 31, 1995........................     207      30,135      25,286     55,628
Net income...........................................                          10,223     10,223
Stock options exercised -- 12,062 shares.............                 165                    165
                                                         ----     -------     -------    -------
Balances at December 31, 1996........................    $207     $30,300     $35,509    $66,016
                                                         ====     =======     =======    =======

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31
                                                               ---------------------------
                                                                1996      1995      1994
                                                               -------   -------   -------
Operating activities
Net income..................................................   $10,223   $ 8,452   $ 6,903
Adjustments to reconcile net income to net cash provided by
  operating activities
  Provision for depreciation................................     7,504     6,397     5,056
  Amortization..............................................     1,718     1,296       902
  Provision for deferred income taxes.......................     1,432       464       102
  Provision for losses on accounts receivable...............     2,993     2,219     1,554
  Loss on disposal of property..............................       766       248       231
Changes in operating assets and liabilities
     Accounts receivable....................................   (10,405)   (1,854)   (8,514)
     Supply inventories.....................................       (41)     (404)     (416)
     Other current assets...................................      (537)   (1,175)   (1,236)
     Deferred costs.........................................    (1,068)     (708)     (758)
     Accounts payable.......................................    (4,951)    4,416     1,223
     Accrued payroll and related items......................       450     3,065     1,009
     Other liabilities......................................     5,300        65       410
                                                               -------   -------   -------
Net cash provided by operating activities...................    13,384    22,481     6,466
Investing activities
  Expenditures for property and equipment...................   (23,463)  (23,159)  (18,549)
  Cash paid to acquire businesses, net of cash received.....    (6,753)  (11,686)
  Sundry and other..........................................        19       111       209
                                                               -------   -------   -------
Net cash used in investing activities.......................   (30,197)  (34,734)  (18,340)
Financing activities
  Net borrowings (repayments) under line of credit
     agreements to finance development projects and
     acquisitions...........................................    (1,206)   19,196    12,759
  Net borrowings of working capital under line of credit
     agreements.............................................        30     2,919       263
  Borrowings on long-term obligations.......................    27,000       107        54
  Repayments of long-term obligations.......................    (9,035)   (9,148)   (2,685)
  Deferred financing costs..................................      (774)      (65)      (17)
  Issuance of stock.........................................       165        83         7
                                                               -------   -------   -------
Net cash provided by financing activities...................    16,180    13,092    10,381
                                                               -------   -------   -------
Net increase (decrease) in cash and cash equivalents........      (633)      839    (1,493)
Cash and cash equivalents at beginning of year..............     6,394     5,555     7,048
                                                               -------   -------   -------
Cash and cash equivalents at end of year....................   $ 5,761   $ 6,394   $ 5,555
                                                               =======   =======   =======

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE YEARS ENDED DECEMBER 31, 1996

1.  ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     Arbor Health Care Company ("Arbor") is a Delaware corporation organized on April 4, 1985, and does business principally in Ohio and Florida. The consolidated financial statements include the accounts of Arbor and its subsidiaries, all of which are wholly owned (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     The Company owns, operates, and develops nursing centers (the "Centers") that provide subacute and basic health care services and operates three institutional pharmacies. Subacute care generally is provided to patients who have been discharged from an acute care hospital and require additional care in specialized clinical programs before being discharged. The Company includes in its subacute care revenues all room and board, nursing, therapies, and medical supplies for its subacute patients and pharmacy charges for all its patients. Basic care generally is provided to geriatric and chronic care patients requiring routine nursing or assisted living services.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers short-term investments consisting of highly liquid debt instruments with a maturity of three months or less when purchased and money market funds to be cash equivalents.

ACCOUNTS RECEIVABLE AND NET REVENUES

     Accounts receivable and subacute and basic care net revenues are recorded when the related patient services are provided at established billing rates or at amounts estimated by management to be reimbursable by Medicare, Medicaid and other third-party payors under the provisions of reimbursement formulae in effect. Final settlement of amounts earned is subject to review by appropriate governmental authorities or their agents. In the opinion of management, adequate provision has been made for any adjustments that may result from such reviews. Differences between amounts accrued and final settlements, if any, are recorded in operations in the year of settlement.

     Pharmacy and other revenues include amounts related to institutional pharmacy sales made to non-related facilities and their residents and the management of one Center through May, 1995.

     A significant portion of the Company's revenue is derived from patients under the Medicaid and Medicare programs. For the years ended December 31, 1996, 1995, and 1994, the Company derived approximately 35%, 36%, and 34% of its revenues from Medicare and approximately 32%, 30%, and 31% of its revenues from Medicaid, respectively. There have been and the Company expects that there will continue to be proposals to limit Medicare and Medicaid reimbursement for long-term and rehabilitative care services. The Company cannot predict at this time whether such proposals will be adopted or, if adopted and implemented, what effect they will have on the Company.

SUPPLY INVENTORIES

     Supply inventories, consisting primarily of pharmaceutical and medical supplies, are valued at the lower of cost (first-in, first-out) or market.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Property includes costs of acquiring, constructing or renovating Centers, other facilities and equipment. The Company provides for depreciation and obsolescence at rates which are sufficient to amortize the carrying amounts of such assets over their estimated useful lives using the straight-line method.

GOODWILL

     Goodwill resulted from businesses acquired and is amortized on a straight-line basis over twenty years. Contingent payments made in connection with acquisitions are recorded as goodwill. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of cash flows.

DEFERRED COSTS

     Deferred costs include the costs of obtaining financing and Center preopening costs. Such costs are amortized by the straight-line method using the following periods: financing costs over the term of the related debt and Center preopening costs over twenty-four months.

FINANCIAL INSTRUMENTS

     The Company believes the carrying amount of cash and equivalents, accounts receivable (net of allowances), other current assets, notes and accounts payable, accrued payroll and other liabilities approximates fair value due to the short maturity of those instruments.

     The fair value of the Company's long-term obligations is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities and carrying value approximates fair value.

INCOME TAXES

     Income taxes are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

STOCK BASED COMPENSATION

     The Company grants stock options for a fixed number of shares to employees and outside directors of the Company with an exercise price equal to the fair value of the shares at the date of grant. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation expense for its options granted.

NET INCOME PER SHARE

     Net income per share is based on the weighted average shares of Common Stock outstanding plus common stock equivalents from stock options, after giving effect to the conversion of preferred stock.

RECLASSIFICATION

     Certain amounts in prior year financial statements have been reclassified to conform with the 1996 presentation.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

2.  ACQUISITIONS

     On September 19, 1996, the Company acquired Arbors at Waterville, a 100-bed Center that it has operated under an operating lease agreement since 1989. The Company financed a portion of the $5.8 million purchase with $4.6 million from its acquisition/development lines of credit. Raymond James Financial, Inc. ("RJFI") owns two subsidiaries that are the controlling partners in a partnership that is the general partner in a partnership that owned the center. A director of the Company is an officer, director and major stockholder of RJFI. Effective June 30, 1996, the Company acquired all of the outstanding stock of Poly-Stat Supply Corporation and Poly-Stat Computer Applications, Inc. The Poly-Stat businesses provide enteral feeding, urological, ostomy, tracheostomy, surgical dressing and oxygen supplies and Medicare billing services to nursing homes. The purchase price of approximately $1.2 million for the Poly-Stat businesses included approximately $1.0 million in cash and $0.2 million in promissory notes. In addition, the Company must make a $1.0 million contingent payment if certain earnings targets are attained over the next five years.

     On May 31, 1995, the Company acquired substantially all of the assets of the Arbors at Fairlawn ("Fairlawn") for approximately $6.7 million in cash and assumed certain liabilities of $3.8 million. Fairlawn is a 150-bed nursing and assisted living facility which the Company had operated under a management agreement since its opening in 1986. A principal stockholder of the Company was a principal stockholder in the corporate general partner of the partnership that previously owned Fairlawn. On June 30, 1995, the Company acquired all of the outstanding stock of The Druggist, Inc. ("Druggist") for approximately $10.5 million, including $.5 million in Common Stock (24,968 shares) and $4.8 million in seller financing. The Druggist provides institutional pharmacy and respiratory services to nursing homes and correctional facilities in Ohio. Additional consideration of up to $2.5 million may be required for the Druggist acquisition if certain earnings targets are attained through December 31, 1999.

     The Arbors at Waterville, Poly-Stat businesses, Fairlawn and Druggist acquisitions have been accounted for as purchases, and results of operations are included from the dates of acquisition. The 1996 purchase prices which included approximately $6,753,000 paid in cash, seller-financed debt of approximately $193,000 and debt assumed of approximately $157,000 were allocated primarily to property and equipment ($5,006,000), goodwill ($1,834,000), and working capital ($263,000). The 1995 purchase prices which included approximately $11,686,000 paid in cash, seller-financed debt and common stock issued of $5,250,000 and debt assumed of approximately $4,380,000 were allocated primarily to goodwill ($12,126,000), property and equipment ($8,618,000), and working capital ($572,000).

     The Company exchanged 49,937 shares of its Common Stock for all of the outstanding shares of Alternacare Plus Enterprises, Inc. ("Alternacare") on June 30, 1995. Alternacare provides medical and enteral feeding supplies, and Medicare billing services. This transaction was accounted for as an immaterial pooling of interests; thus, prior years' financial statements of the Company have not been restated and results of operations are included from the date of acquisition.

     The pro forma unaudited results of operations for the years ended December 31, 1996 and 1995, assuming the purchases had been consummated as of January 1, 1995, are not materially different from the reported results of operations.

     On June 30, 1994 Arbor exchanged 428,571 shares of its Common Stock for all of the outstanding shares of two related institutional pharmacy corporations, Bay Geriatric Pharmacy, Inc. ("Bay") and Home Care Pharmacy, Inc. of Florida ("Home Care").These transactions have been accounted for as poolings of interests, and the Company has included the accounts of Bay and Home Care in consolidation as if they had always been subsidiaries.

     Effective January 1, 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Adult Services Unlimited, Inc. ("ASUI") and Health Poconos, Inc. ("HPI") for approximately

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

$3.2 million, including $1.7 million in seller financing. ASUI and HPI are Comprehensive Outpatient Rehabilitation Facilities that provide general, job-related injury and geriatric rehabilitation to the northeastern Pennsylvania market. The acquisitions will be treated as purchases for accounting and financial reporting purposes. The pro forma unaudited results of operations for the year ended December 31, 1996, assuming the purchase had been consummated as of January 1, 1996, are not materially different from the reported results of operations.

3.  NOTES PAYABLE AND OTHER CURRENT LIABILITIES

     The Company has short-term working capital lines of credit of $4,650,000 with three banks. Interest rates range from London Interbank Offered Rates ("LIBOR") plus 1.50% to prime, and commitment fees of up to .25% are calculated on any unused portion. There were borrowings under the lines at December 31, 1996 and 1995 of $4,525,766 and, $4,496,188 respectively, at a weighted average interest rate of 8.08% and 8.34%, respectively.

     Accrued payroll and related items include $2,651,205 and $1,950,768 accrued for wages and $2,336,065 and $2,928,871 accrued for workers compensation as of December 31, 1996 and 1995, respectively. Other liabilities include $6,510,450 and $1,454,363 owed under various Medicare and Medicaid programs as of December 31, 1996 and 1995, respectively.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

4.  LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:

                                                                   DECEMBER 31
                                                                ------------------
                                                                 1996       1995
                                                                -------    -------
                                                                  (IN THOUSANDS)
Notes payable to banks
  Collateralized by real estate or leasehold improvements
     and/or equipment and/or accounts receivable, payable in
     monthly installments and lump sums ranging to July 2013
  Interest fixed from 7.16% to 10.75%.......................    $30,849    $20,702
  Interest variable from 6.74% to 9.25%.....................     21,041      8,281
  Uncollateralized, payable in monthly installments to
     January 1998, interest at LIBOR plus 1.75%.............        330        710
Acquisition/development credit facilities
  Collateralized by real estate and/or equipment............         --      4,829
  Uncollateralized, payable in monthly installments and lump sums to December 2003, interest from LIBOR plus 1.75%
     to LIBOR plus 2.00%....................................     32,748     29,126
Notes payable to non-financial institutions, collateralized
  by real estate or leasehold improvements and/or equipment
  and/or accounts receivable, payable in monthly
  installments and lump sums to May 2002, interest from
  9.00% to 10.50%...........................................      7,160      7,272
Note payable to stockholder, uncollateralized, payable in
  semi-annual installments and lump sums to July 2000,
  interest at 8.00%.........................................      4,425      4,750
Industrial development revenue bonds, collateralized by real estate and equipment and/or accounts receivable, payable
  in monthly installments and lump sums to May 1999,
  interest variable of 3.82%................................        905      4,710
Other.......................................................        347        318
                                                                -------    -------
                                                                 97,805     80,698
Less current maturities.....................................      3,162      5,957
                                                                -------    -------
                                                                $94,643    $74,741
                                                                =======    =======

     The Company has acquisition/development credit facilities with three banks which provide for borrowings up to $43,750,000 and $42,500,000 at December 31, 1996 and 1995, respectively. Commitment fees of up to .25% are calculated on the unused portion. Terms of the credit facilities provide that, at their option, the banks may request a first mortgage and/or security interest in the property financed. As of December 31, 1996 and 1995 commitments under these credit facilities were $32,845,000 and $37,600,000 and outstanding balances were $32,748,000, and $33,954,860, respectively.

     The Company has letter of credit facilities aggregating $4,233,131 available with four banks. Standby letters of credit of $2,635,021 were issued and outstanding at December 31, 1996. Additionally, the Company has collateralized Industrial Development Revenue Bonds with letters of credit of $917,611. Outstanding letters of credit are subject to annual renewal and issuance fees from 1.0% to 1.5%.

     Certain of the Company's borrowing agreements contain covenants which, among other things, require the maintenance of minimum net worth and certain financial ratios, and prohibit cash dividends in excess of $400,000 annually. The Company is in compliance with all provisions of the agreements.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

     Maturities of long-term obligations as of December 31, 1996 are as follows (in thousands):

1997........................................................  $ 3,162
1998........................................................    3,631
1999........................................................   19,713
2000........................................................   18,588
2001........................................................   12,259
Thereafter..................................................   40,452
                                                              -------
                                                              $97,805
                                                              =======

     Interest paid amounted to $8,188,000, $5,988,000, and $4,736,000, for the years ended December 31, 1996, 1995, and 1994, respectively. Interest capitalized amounted to $591,000, $631,000, and $348,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

5.  LEASES

     The Company operates certain Centers pursuant to the terms of operating leases. Each of the operating leases contains one or more of the following options: (a) the Company can, after the initial lease term, purchase the property at the fair value of the property; or (b) the Company can, at the end of the initial lease term, renew the lease (in some cases at the original terms and in others at the fair rental value) ranging from one to five periods of five to seven years. Certain of the leases require the Company to provide a letter of credit to the lessor sufficient to cover from three months' to one year's lease payments. Rental payments under operating leases are based on minimum rentals plus contingent rentals derived from several factors, including the consumer price index and increases in revenues. Operating lease rental expense included contingent rentals of $623,545, $614,431, and $601,789 for the years ended December 31, 1996, 1995, and 1994, respectively.

     Future minimum lease payments under operating leases as of December 31, 1996 are as follows (in thousands):

                                                                OPERATING
                                                                 LEASES
                                                                ---------
1997........................................................     $ 3,483
1998........................................................       3,177
1999........................................................       3,005
2000........................................................       2,853
2001........................................................         775
Thereafter..................................................          --
                                                                 -------
Total minimum lease payments................................     $13,293
                                                                 =======

6.  STOCK OPTION PLANS

     In 1985 and 1995 the Company adopted stock option plans (the 1985 Plan and 1995 Plan) for key employees and directors. The 1995 Plan authorizes the issuance of 332,197 shares of common stock, including 132,197 shares which were previously reserved for issuance under the 1985 Plan. No further options may be granted under the 1985 Plan. Options granted to eligible employees under the plans may be incentive stock options under the provisions of the Internal Revenue Code or nonstatutory options. Options granted to members of the Board of Directors are nonstatutory options. The options which have been granted under the plans provide that each employee option award will become exercisable in five equal installments on the first

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

five anniversaries of the grant date. The options which have been granted to the outside directors will become exercisable in three equal installments on the first three anniversaries of the grant date. Options granted under the plans expire no later than ten years after the grant date. At December 31, 1996, there were 396,996 shares reserved for issuance under the plans.

     In 1996 the Company adopted a stock option plan (the 1996 Plan) for non-employee directors. The 1996 Plan authorized the issuance of 42,000 shares of common stock. Under the terms of the plan, in May, 1996 each of the Company's five non-employee directors was granted an option to purchase 1,000 shares of common stock. Additional options to purchase 1,000 shares of common stock automatically will be granted to non-employee directors on the date of each future annual meeting of stockholders. The non-statutory options become exercisable in three equal installments on the first three anniversaries of the grant date and expire ten years after the grant date. At December 31, 1996, 42,000 shares were reserved for issuance under the 1996 Plan.

     The effect on net income and net income per share had compensation expense been computed in accordance with the fair value provisions of SFAS No. 123 is immaterial for each of the years ended December 31, 1996 and 1995, however, the effects on future years are not presently determinable.

     A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                                   1996                  1995                 1994
                                            -------------------   ------------------   ------------------
                                                       AVERAGE              AVERAGE              AVERAGE
                                             SHARES    EXERCISE   SHARES    EXERCISE   SHARES    EXERCISE
                                            --------   --------   -------   --------   -------   --------
Outstanding at January 1..................   281,528    $16.83    160,365    $14.80     51,962    $ 5.48
Granted...................................   134,000     20.25    200,000     17.31    111,667     18.81
Exercised.................................   (12,062)    13.63    (14,451)     5.75     (1,826)     3.60
Canceled..................................  (117,267)    17.27    (64,386)    15.73     (1,438)     4.43
                                            --------              -------              -------
Outstanding at December 31................   286,199     18.39    281,528     16.83    160,365     14.80
                                            ========              =======              =======
Exercisable at December 31................    55,999     15.15     27,602     12.28     24,260      5.89
                                            ========              =======              =======

7.  STOCKHOLDER RIGHTS AGREEMENT

     On November 14, 1996, the Company adopted a Stockholder Rights Agreement (the "Agreement") under which each outstanding share of Company common stock will carry with it the right to buy one one-thousandth (1/1000th) of a share of a new series of junior participating cumulative preferred stock at an exercise price of $100 per right, subject to antidilution adjustments. If a person or group other than an exempt person acquires 15% or more of the Company's outstanding voting stock or announces a tender or exchange offer that would result in ownership of 15% or more of the Company's voting stock, then each right will become exercisable (except by such acquiring person). An exempt person includes the Company, any employee benefit plan of the Company and persons who beneficially held 15% or more of the Company's common stock at the time of adoption of the Agreement and their affiliates. Thereafter, in the event of a merger or combination, sale of assets or earnings power, each right then outstanding will entitle its holder to purchase for $100, subject to antidilution adjustments, a number of the acquiring party's common stock having a market value of twice that amount. The Company may redeem all rights for $0.01 per right at any time prior to the acquisition of 15% or more of the Company's stock by a person or group. The rights will expire on November 14, 2006.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

8.  INCOME TAXES

     The Company's income taxes consisted of the following:

                                                                YEAR ENDED DECEMBER 31
                                                               ------------------------
                                                                1996     1995     1994
                                                               ------   ------   ------
                                                                    (IN THOUSANDS)
Current provision:
  Federal...................................................   $4,463   $4,052   $3,230
  State and local...........................................      833      787      598
                                                               ------   ------   ------
                                                                5,296    4,839    3,828
Deferred provision:
  Federal...................................................    1,218      399       56
  State and local...........................................      214       65       46
                                                               ------   ------   ------
                                                                1,432      464      102
                                                               ------   ------   ------
                                                               $6,728   $5,303   $3,930
                                                               ======   ======   ======

     Total income taxes differed from the amounts computed by applying the federal income tax statutory rates to income before income taxes as a result of the following:

                                                                YEAR ENDED DECEMBER 31
                                                               ------------------------
                                                                1996     1995     1994
                                                               ------   ------   ------
                                                                    (IN THOUSANDS)
Expected federal income tax expense.........................   $5,891   $4,677   $3,683
Increase (reduction) in income taxes:
  State and local income taxes, net of federal income tax
     benefit................................................      683      562      425
  Tax credits...............................................       (7)     (68)    (282)
  Other.....................................................      161      132      104
                                                               ------   ------   ------
Total income tax expense....................................   $6,728   $5,303   $3,930
                                                               ======   ======   ======

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                 DECEMBER 31
                                                               ---------------
                                                                1996     1995
                                                               ------   ------
                                                               (IN THOUSANDS)
Deferred tax assets
  Accrued liabilities and reserves..........................   $1,194   $  771
  Allowance for doubtful accounts...........................      718      486
  Other.....................................................       60       63
                                                               ------   ------
Total deferred tax assets...................................   $1,972   $1,320
                                                               ======   ======
Deferred tax liabilities
  Tax depreciation in excess of book depreciation...........   $4,317   $2,519
  Other.....................................................      702      416
                                                               ------   ------
Total deferred tax liabilities..............................   $5,019   $2,935
                                                               ======   ======

     Total income tax payments during the years ended December 31, 1996, 1995, and 1994 were approximately $6,482,000, $5,615,000 and $3,494,000, respectively.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                      THREE YEARS ENDED DECEMBER 31, 1996

9.  CONCENTRATION OF CREDIT RISK

     The Company has concentrations of credit risk in the following receivables:

                                                                  DECEMBER 31
                                                               -----------------
                                                                1996      1995
                                                               -------   -------
                                                                (IN THOUSANDS)
Medicare program............................................   $11,979   $10,416
Medicaid programs...........................................   $ 9,142   $ 7,209

10.  EMPLOYEE BENEFIT PLANS

     The Company has defined contribution plans under Section 401(k) of the Internal Revenue Code covering eligible employees. Employees may elect to defer up to 17% of their gross pay and the Company makes matching contributions subject to certain limitations. The Company's contributions to the plans amounted to $514,609, $411,206, and $298,997, for the years ended December 31, 1996, 1995, and 1994, respectively.

     The Company offers health insurance benefits principally under a self-insured plan but has purchased insurance to limit both individual and aggregate claim exposure. Employees who were enrolled in the Company's health insurance plan prior to retirement are eligible to elect to continue in the plan for up to 36 months after retirement under COBRA. Claims paid on behalf of individual retirees are limited by insurance and were not material in 1996, 1995, and 1994.

     The Company entered into agreements with certain key executives that provide, in the event of termination of employment within one year of a change of control of the Company, for termination payments including (a) cash severance benefits based on current salary and in certain cases prior year bonus; (b) acceleration of any unvested stock options; and (c) payment of COBRA insurance premiums.

11. QUARTERLY RESULTS OF OPERATION FOR YEARS ENDED DECEMBER 31, 1996 AND 1995 (UNAUDITED)

                                                  TOTAL NET    OPERATING                  NET INCOME
                QUARTER ENDED                     REVENUES      MARGIN      NET INCOME    PER SHARE
                -------------                     ---------    ---------    ----------    ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
December 31, 1996.............................     $57,699      $10,857       $3,267         $.47
September 30, 1996............................      55,961        9,670        2,690          .39
June 30, 1996.................................      52,641        8,677        2,243          .32
March 31, 1996................................      52,476        8,229        2,023          .29
December 31, 1995.............................      52,288        9,282        2,690          .39
September 30, 1995............................      49,602        8,445        2,299          .33
June 30, 1995.................................      46,700        7,133        1,838          .27
March 31, 1995................................     $43,568      $ 6,468       $1,625         $.24

     Operating margin represents earnings before depreciation and amortization, interest, operating lease rentals and income taxes.

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                     (In thousands, except for share data)

                                                              SEPTEMBER 30    DECEMBER 31
                                                                  1997           1996
                                                              ------------    -----------
                                                                              (NOTE 1)
ASSETS
Current assets
  Cash and cash equivalents.................................    $  6,781       $  5,761
  Accounts receivable, less allowances of $2,099 and $1,948,
     respectively...........................................      50,676         44,019
  Supply inventories........................................       3,839          2,963
  Other current assets......................................       3,620          3,503
  Deferred income taxes.....................................       2,218          1,972
                                                                --------       --------
Total current assets........................................      67,134         58,218
Property and equipment
  Land and improvements.....................................      25,418         25,337
  Buildings and improvements................................      95,825         95,017
  Equipment and furnishings.................................      44,119         40,477
  Leasehold improvements....................................       7,524          5,970
  Construction in process...................................      11,825          2,599
                                                                --------       --------
                                                                 184,711        169,400
  Less allowances for depreciation and amortization.........      40,108         33,564
                                                                --------       --------
Total property and equipment................................     144,603        135,836
Other assets
  Goodwill, less amortization of $1,582 and $926,
     respectively...........................................      20,124         13,034
  Deferred costs, less amortization of $3,407 and $3,475,
     respectively...........................................       1,718          2,205
  Sundry....................................................         316            181
                                                                --------       --------
Total other assets..........................................      22,158         15,420
                                                                --------       --------
                                                                $233,895       $209,474
                                                                ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable.............................................    $     --       $  4,526
  Accounts payable..........................................      12,252         11,121
  Accrued payroll and related items.........................      14,837         11,522
  Other liabilities.........................................      16,780         13,465
  Current maturities of long-term obligations...............       4,940          3,162
                                                                --------       --------
Total current liabilities...................................      48,809         43,796
Long-term obligations, less current maturities..............     103,720         94,643
Deferred income taxes.......................................       6,264          5,019
Stockholders' equity
  Preferred stock, $.01 par value, Authorized -- 2,000,000
     shares
     None issued or outstanding.............................          --             --
  Series A Junior Participating Cumulative Preferred Stock,
     $.01 par value
     Authorized -- 10,000 shares, None issued or
      outstanding...........................................          --             --
  Common stock, $.03 par value, Authorized -- 20,000,000
     shares
     Issued and outstanding -- 6,937,427 and 6,904,054
      shares, respectively..................................         208            207
  Additional paid-in capital................................      30,827         30,300
  Retained earnings.........................................      44,067         35,509
                                                                --------       --------
Total stockholders' equity..................................      75,102         66,016
                                                                --------       --------
                                                                $233,895       $209,474
                                                                ========       ========

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                                      SEPTEMBER 30            SEPTEMBER 30
                                                  --------------------    --------------------
                                                    1997        1996        1997        1996
                                                  --------    --------    --------    --------
Net revenues
  Subacute care...............................    $ 32,144    $ 29,165    $ 94,623    $ 82,971
  Basic care..................................      21,113      21,110      63,901      62,722
  Pharmacy and other..........................       8,118       5,686      22,680      15,385
                                                  --------    --------    --------    --------
Total net revenues............................      61,375      55,961     181,204     161,078
Expenses
  Operating...................................      47,624      43,578     141,614     127,011
  General corporate...........................       2,573       2,430       8,081       7,123
  Operating lease rental......................       1,150       1,157       3,292       3,410
  Net interest................................       2,022       1,884       6,106       5,161
  Depreciation and amortization...............       2,710       2,216       7,928       6,498
                                                  --------    --------    --------    --------
Total expenses................................      56,079      51,265     167,021     149,203
Other expense (income)
  Loss on disposal of property................          61         315         306         498
  Interest and sundry.........................         (62)        (32)       (174)       (130)
                                                  --------    --------    --------    --------
Total other expense (income)..................          (1)        283         132         368
                                                  --------    --------    --------    --------
Income before income taxes....................       5,297       4,413      14,051      11,507
Income taxes..................................       2,049       1,723       5,493       4,551
                                                  --------    --------    --------    --------
Net income....................................    $  3,248    $  2,690    $  8,558    $  6,956
                                                  ========    ========    ========    ========
Net income per share..........................    $   0.46    $   0.39    $   1.22    $   1.00
                                                  ========    ========    ========    ========
Weighted average shares outstanding...........       7,090       6,954       7,035       6,970
                                                  ========    ========    ========    ========

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                  ADDITIONAL
                                                        COMMON      PAID-IN        RETAINED
                                                        STOCK       CAPITAL        EARNINGS          TOTAL
                                                        ------   -------------   -------------   -------------
Balances at January 1, 1996..........................    $207    $     30,135    $      25,286   $      55,628
Net income...........................................                                   10,223          10,223
Stock options exercised -- 12,062 shares.............                     165                              165
                                                         ----    -------------   -------------   -------------
Balances at December 31, 1996........................     207          30,300           35,509          66,016
Net income...........................................                                    8,558           8,558
Stock options exercised -- 31,832 shares.............       1             483                              484
Employee Stock Purchase Plan -- 1,541 shares.........                      44                               44
                                                         ----    -------------   -------------   -------------
Balances at September 30, 1997.......................    $208    $     30,827    $      44,067   $      75,102
                                                         ====    =============   =============   =============

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30
                                                               -----------------
                                                                1997      1996
                                                               -------   -------
Operating activities
  Net income................................................   $ 8,558   $ 6,956
  Adjustments to reconcile net income to net cash provided
     by operating activities
     Provision for depreciation.............................     6,670     5,432
     Amortization...........................................     1,435     1,304
     Provision for deferred income taxes....................       999     1,534
     Provision for losses on accounts receivable............     2,285     1,447
     Loss on disposal of property...........................       305       498
     Changes in operating assets and liabilities
       Accounts receivable..................................    (7,816)   (5,770)
       Supply inventories...................................      (668)      (71)
       Other current assets.................................    (1,076)   (1,257)
       Deferred costs.......................................      (262)     (850)
       Accounts payable.....................................       874    (3,960)
       Accrued payroll and related items....................     3,189     2,927
       Other liabilities (income tax payments of $3,857 and
        $4,766, respectively)...............................     3,151     1,521
                                                               -------   -------
Net cash provided by operating activities...................    17,644     9,711
Investing activities
  Expenditures for property and equipment...................   (14,010)  (18,417)
  Cash paid to acquire businesses, net of cash received.....    (5,514)   (6,775)
  Sundry and other..........................................      (105)       38
                                                               -------   -------
Net cash used in investing activities.......................   (19,629)  (25,154)
Financing activities
  Net repayments under line of credit agreements to finance
     development projects and acquisitions..................    (1,076)   (5,214)
  Net borrowings (repayments) of working capital under line
     of credit agreements...................................    (4,526)   (2,827)
  Borrowings on long-term obligations.......................    11,750    27,000
  Repayments of long-term obligations.......................    (3,603)   (6,014)
  Deferred financing costs..................................       (68)     (759)
  Issuance of stock.........................................       528        64
                                                               -------   -------
Net cash provided by financing activities...................     3,005    12,250
                                                               -------   -------
Net increase (decrease) in cash and cash equivalents........     1,020    (3,193)
Cash and cash equivalents at beginning of period............     5,761     6,394
                                                               -------   -------
Cash and cash equivalents at end of period..................   $ 6,781   $ 3,201
                                                               =======   =======

                             See accompanying notes

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

1.  ORGANIZATION AND BASIS OF PRESENTATION

     The consolidated balance sheet of Arbor Health Care Company and subsidiaries (the "Company") at December 31, 1996 has been derived from the audited consolidated financial statements at that date. The consolidated balance sheet of the Company at September 30, 1997, and the consolidated statements of income and cash flows for the periods ended September 30, 1997 and 1996, have been prepared by the Company, without audit, in accordance with the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows at September 30, 1997 and for all periods presented have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. The results of operations and cash flows for the period ended September 30, 1997 are not necessarily indicative of the operating results or cash flows for the full year.

2.  NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") has issued Statement No. 128, Earnings per Share, which is required to be adopted for financial statements issued for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement No. 128 on the calculation of earnings per share is not expected to be material. In addition, the FASB has issued Statement No. 129 (Disclosure of Information about Capital Structure), Statement No. 130 (Reporting Comprehensive Income), and Statement No. 131 (Disclosures about Segments of an Enterprise and Related Information), which are not anticipated to have a material effect on the Company.

3.  MERGER

     On September 29, 1997, the Company entered into a definitive merger agreement with Extendicare Inc. ("Extendicare") pursuant to which Extendicare, through an indirect wholly-owned United States subsidiary, commenced a tender offer (the "Tender Offer") for any and all of the Company's outstanding shares at a price of $45.00 per share in cash. Under the merger agreement, the Tender Offer will be followed by a merger (the "Merger") in which shares of the Company not purchased in the Tender Offer will be converted into the right to receive cash in the amount of $45.00 per share.

     Extendicare's Tender Offer commenced on October 3, 1997 and expired on November 25, 1997. Over 99% of the issued and outstanding common shares of the Company were tendered pursuant to the Tender Offer. On November 26, 1997, the Merger was consummated and the Company became an indirect subsidiary of Extendicare. For additional information regarding the merger agreement, refer to Extendicare's Schedule 14D-1 filed October 3, 1997, and amended on October 30, 1997; and the Company's Schedule 14D-9 filed October 6, 1997.

4.  ACQUISITIONS

     The Company acquired all of the assets of seven outpatient rehabilitation centers in the Jacksonville, Florida area and one Comprehensive Outpatient Rehabilitation Facility ("CORF") in St. Augustine, Florida effective September 1, 1997 and July 15, 1997, respectively. Effective August 1, 1997, the Company acquired all of the outstanding stock of an institutional pharmacy in the Detroit, Michigan area. The combined

                   ARBOR HEALTH CARE COMPANY AND SUBSIDIARIES
       NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

purchase price of these acquisitions was $5.4 million, including $1.4 million in seller financing. Combined additional consideration of up to $1.5 million may be required for the Jacksonville, Florida area rehabilitation centers and Detroit, Michigan area pharmacy if certain earnings targets are attained through December 31, 1999 and December 31, 2001, respectively. The Company entered into an operating lease agreement, effective September 1, 1997, for a 116-bed nursing facility in Ohio. These acquisitions and the leased facility generated approximately $10.6 million in combined 1996 revenues.

     Effective January 1, 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Adult Services Unlimited, Inc. ("ASUI") and Health Poconos, Inc. ("HPI") for approximately $3.2 million, including $1.7 million in seller financing. ASUI and HPI are CORFs in the northeastern Pennsylvania market. In 1996, the two facilities had combined revenues of approximately $2.8 million.

     On September 19, 1996, the Company acquired Arbors at Waterville, a 100-bed Center that it has operated under an operating lease agreement since 1989. The Company financed a portion of the $5.8 million purchase with $4.6 million from its acquisition/development lines of credit. Raymond James Financial, Inc. ("RJFI") owns two subsidiaries that are the controlling partners in a partnership that is the general partner in a partnership that owned the Center. A director of the Company is an officer, director and major stockholder of RJFI.

     Effective June 30, 1996, the Company acquired all of the outstanding stock of Poly-Stat Supply Corporation and Poly-Stat Computer Applications, Inc. The Poly-Stat businesses provide medical supplies and Medicare billing services to nursing homes. The purchase price of approximately $1.2 million for the Poly-Stat businesses included $1.0 million in cash and $0.2 million in promissory notes. In addition, the Company must make a $1.0 million contingent payment if certain earnings targets are attained through December 31, 2000.

     The 1997 and 1996 acquisitions have been accounted for as purchases and results of operations are included from the dates of acquisition. The 1997 purchase prices which included approximately $5,578,000 paid in cash, seller-financed debt of approximately $3,050,000 and debt assumed of approximately $772,000 were allocated primarily to goodwill ($7,742,000), working capital ($904,000) and property and equipment ($754,000). The 1996 purchase prices which included approximately $6,753,000 paid in cash, seller-financed debt of approximately $193,000 and debt assumed of approximately $157,000 were allocated primarily to property and equipment ($5,006,000), goodwill ($1,834,000) and working capital ($263,000). The pro forma unaudited results of operations for the nine months ended September 30, 1997 and 1996, assuming the purchases had been consummated as of January 1, 1996, are not materially different from the reported results of operations.

======================================================

    NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                               ------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Available Information..................       3
Summary................................       5
Risk Factors...........................      18
The Acquisition........................      29
Use of Proceeds........................      30
Exchange Offer.........................      31
Capitalization.........................      36
Unaudited Pro Forma Condensed
  Consolidated Financial Information...      37
Selected Financial and Operating
  Data.................................      42
Management's Discussion and Analysis...      46
Business...............................      57
Management.............................      71
Executive Compensation.................      73
Description of Other Indebtedness......      76
Description of the Notes...............      78
Certain Federal Income Tax
  Considerations.......................     106
Plan of Distribution...................     108
Legal Matters..........................     109
Experts................................     109
Index to Financial Statements..........     F-1


    UNTIL          , 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                                      LOGO

                                  $200,000,000
                        9.35% SENIOR SUBORDINATED NOTES
                                    DUE 2007

                   -----------------------------------------
                                   PROSPECTUS
                   -----------------------------------------

                                          , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VIII of the Company's By-Laws contains a provision, authorized by
Section 145 of the Delaware General Corporation Law which provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful. In addition, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Article FIFTH of the Company's Restated Certificate of Incorporation contains a provision, authorized by Section 102(b)(7) of the Delaware General Corporation Law, which provides that no director shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of Article FIFTH by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.


     A policy of directors' and officers' liability insurance is maintained by the Company which insures directors and officers for losses as a result of claims against the directors and officers of the Company in their capacity as directors and officers and also reimburses the Company for payments made pursuant to the indemnity provisions described above.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits


EXHIBIT NO.                         DESCRIPTION
-----------                         -----------
  *3.1      Certificate of Incorporation of Extendicare Health Services,
            Inc.
  *3.2      By-Laws of Extendicare Health Services, Inc.
  *4.1      Indenture, dated as of December 2, 1997, by and among the
            Company, the Guarantors and the Bank of Nova Scotia Trust
            Company of New York, as Trustee (Including forms of the
            Outstanding Notes and Exchange Notes).
  *4.2      Form of Outstanding Note (contained in Exhibit 4.1).
  *4.3      Form of Exchange Note (contained in Exhibit 4.1).
  *4.4      Registration Rights Agreement, dated as of December 2, 1997, by and among the Company, the Guarantors and the Initial
            Purchasers.
   5.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
            the legality of the securities being registered.
 *10.1      Credit Agreement dated as of November 26, 1997 among the
            Company, Extendicare Holdings, Inc. and the Subsidiary
            Guarantors (as defined therein) and NationsBank, N.A., as
            Agent, and the Lenders (as defined therein).
 *10.2      Agreement and Plan of Merger, dated as of September 29,
            1997, by and among Extendicare Inc., AHC Acquisition Corp.
            and Arbor Health Care Company.
  12.1      Computation of Ratio of Earnings to Fixed Charges.
 *21.1      Subsidiaries of the Company.
  23.1      Consent of Skadden, Arps, Slate, Meagher & Flom LLP
            (included in Exhibit 5.1).
  23.2      Consent of KPMG Peat Marwick LLP.
  23.3      Consent of Ernst & Young LLP.
  24.1      Powers of Attorney for the Company (contained on the
            signature pages of this Registration Statement).
 *25.1      Statement of Eligibility of Trustee on Form T-1.
 *99.1      Form of Letter of Transmittal.
 *99.2      Form of Notice of Guaranteed Delivery.
 *99.3      Form of Letters to DTC Participants.
 *99.4      Form of Letter to Clients and Form of Instruction to
            Book-Entry Transfer Participant.


---------------


*  Previously filed


     (b) Financial Statement Schedules

     The following financial statement schedule of the Company is filed herewith:

     II. Valuation and Qualifying Accounts

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (a) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (d) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (f) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form (including information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request), within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and to arrange or provide for a facility in the United States for the purpose of responding to such requests; and

     (g) To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registration pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a direct, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, Wisconsin, on April 6, 1998.


                                          EXTENDICARE HEALTH SERVICES, INC.

                                          By:        /s/ J. WESLEY CARTER
                                                     J. Wesley Carter
                                          President and Chief Executive Officer

                               POWERS OF ATTORNEY


     Each person whose signature appears below constitutes and appoints each of
J. Wesley Carter and Stephen F. Dineley his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all Amendments (including post-effective Amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                 SIGNATURES                                     TITLE                          DATE
                 ----------                                     -----                          ----
            /s/ JOY DURFEE CALKIN                Chairman and Director                   April 6, 1998
---------------------------------------------
              Joy Durfee Calkin

            /s/ J. WESLEY CARTER                 President, Chief Executive Officer      April 6, 1998
---------------------------------------------    and Director (principal executive
              J. Wesley Carter                   officer)

           /s/ STEPHEN F. DINELEY                Vice President, Chief Financial         April 6, 1998
---------------------------------------------    Officer, Treasurer and Director
             Stephen F. Dineley                  (principal financial officer and
                                                 principal accounting officer)

          /s/ MELVIN A. RHINELANDER              Director                                April 6, 1998
---------------------------------------------
            Melvin A. Rhinelander

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the following registrants have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, Wisconsin, on April 6, 1998.


                                          ADULT SERVICES UNLIMITED, INC.
                                          ALTERNACARE PLUS ENTERPRISES, INC.
                                          ARBOR HEALTH CARE COMPANY
                                          ARBORS EAST, INC.
                                          ARBORS AT FT. WAYNE, INC.
                                          ARBORS AT TOLEDO, INC.
                                          BAY GERIATRIC PHARMACY, INC.
                                          COVENTRY CARE, INC.
                                          EDGEWOOD NURSING CENTER, INC.
                                          ELDER CREST, INC.
                                          EXTENDICARE GREAT TRAIL, INC.
                                          EXTENDICARE HEALTH FACILITIES, INC.
                                          EXTENDICARE HEALTH FACILITY HOLDINGS,
                                          INC.
                                          EXTENDICARE HOMES, INC.
                                          EXTENDICARE OF INDIANA, INC.
                                          FIR LANE TERRACE CONVALESCENT CENTER,
                                          INC.
                                          HAVEN CREST, INC.
                                          HEALTH POCONOS, INC.
                                          HOME CARE PHARMACY, INC. OF FLORIDA
                                          MARSHALL PROPERTIES, INC.
                                          MEADOW CREST, INC.
                                          NORTHERN HEALTH FACILITIES, INC.
                                          OAK HILL HOME OF REST AND CARE, INC.
                                          POLY-STAT COMPUTER APPLICATIONS, INC.
                                          POLY-STAT SUPPLY CORPORATION
                                          Q.D. PHARMACY, INC.
                                          THE DRUGGIST, INC.
                                          THE PROGRESSIVE STEP CORPORATION
                                          UNITED PROFESSIONAL COMPANIES, INC.
                                          UNITED PROFESSIONAL SERVICES, INC.
                                          UNITED REHABILITATION SERVICES, INC.


                                          By:   /s/ STEPHEN F. DINELEY


                                                     Stephen F. Dineley


                                                       Vice President,


                                                  Chief Financial Officer,


                                                   Treasurer and Director

                               POWERS OF ATTORNEY


     Each person whose signature appears below constitutes and appoints each of
J. Wesley Carter and Stephen F. Dineley his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all Amendments (including post-effective Amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                 SIGNATURES                                       TITLE                          DATE
                 ----------                                       -----                          ----
               /s/ JOY DURFEE CALKIN             Chairman and Director                      April 6, 1998
---------------------------------------------
              Joy Durfee Calkin

                /s/ J. WESLEY CARTER             President, Chief Executive Officer and     April 6, 1998
---------------------------------------------    Director (principal executive officer)
              J. Wesley Carter

               /s/ STEPHEN F. DINELEY            Vice President, Chief Financial            April 6, 1998
---------------------------------------------    Officer, Treasurer and Director
             Stephen F. Dineley                  (principal financial officer and
                                                 principal accounting officer)

            /s/ MELVIN A. RHINELANDER            Director                                   April 6, 1998
---------------------------------------------
            Melvin A. Rhinelander

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
  EXTENDICARE HEALTH SERVICES, INC.


     Under date of February 5, 1997, except for the last paragraph of footnote 8 which is as of February 23, 1998, we reported on the consolidated balance sheets of Extendicare Health Services, Inc. (f/k/a United Health, Inc.) and subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of net earnings, changes in shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1997, which are included in the prospectus and the registration statement. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.


     In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                           KPMG PEAT MARWICK LLP

Milwaukee, Wisconsin

February 5, 1998

               EXTENDICARE HEALTH SERVICES, INC. AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                                           ADDITIONS
                                                 ------------------------------
                                                 PROVISIONS                         ACCOUNTS
                                  BALANCE AT     FOR LOSSES                        WRITTEN OFF     BALANCE AT
                                   BEGINNING     ON ACCOUNTS        ASSUMED          NET OF          END OF
ALLOWANCE FOR DOUBTFUL ACCOUNTS    OF PERIOD     RECEIVABLE     ON ACQUISITION     RECOVERIES        PERIOD
-------------------------------   -----------    -----------    ---------------    -----------    -------------
Year ended December 31, 1995....  $    6,027     $    3,892                --      $    2,723     $       7,196
Year ended December 31, 1996....       7,196          7,293                --           5,186             9,303
Year ended December 31, 1997....       9,303          8,111       $     8,326           6,814            18,926


                 See accompanying independent auditors' report.

                                 EXHIBIT INDEX


                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                           DESCRIPTION                                 PAGE
-------                          -----------                             ------------
  *3.1   Certificate of Incorporation of Extendicare Health Services,
         Inc.
  *3.2   By-Laws of Extendicare Health Services, Inc.
  *4.1   Indenture, dated as of December 2, 1997, by and among the
         Company, the Guarantors and the Bank of Nova Scotia Trust
         Company of New York, as Trustee (Including forms of the
         Outstanding Notes and Exchange Notes).
  *4.2   Form of Outstanding Note (contained in Exhibit 4.1).
  *4.3   Form of Exchange Note (contained in Exhibit 4.1).
  *4.4   Registration Rights Agreement, dated as of December 2, 1997, by and among the Company, the Guarantors and the Initial
         Purchasers.
   5.1   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
         the legality of the securities being registered.
 *10.1   Credit Agreement dated as of November 26, 1997 among the
         Company, Extendicare Holdings, Inc. and the Subsidiary
         Guarantors (as defined therein) and NationsBank, N.A., as
         Agent, and the Lenders (as defined therein).
 *10.2   Agreement and Plan of Merger, dated as of September 29,
         1997, by and among Extendicare Inc., AHC Acquisition Corp.
         and Arbor Health Care Company.
  12.1   Computation of Ratio of Earnings to Fixed Charges.
 *21.1   Subsidiaries of the Company.
  23.1   Consent of Skadden, Arps, Slate, Meagher & Flom LLP
         (included in Exhibit 5.1).
  23.2   Consent of KPMG Peat Marwick LLP.
  23.3   Consent of Ernst & Young LLP.
  24.1   Powers of Attorney for the Company (contained on the
         signature pages of this Registration Statement).
 *25.1   Statement of Eligibility of Trustee on Form T-1.
 *99.1   Form of Letter of Transmittal.
 *99.2   Form of Notice of Guaranteed Delivery.
 *99.3   Form of Letters to DTC Participants.
 *99.4   Form of Letter to Clients and Form of Instruction to
         Book-Entry Transfer Participant.


---------------


 * Previously filed